As filed with the Securities and Exchange Commission on March 13, 2014

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

K2M Group Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	27-2977810
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

751 Miller Drive SE

Leesburg, VA 20175

(703) 777-3155

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Luke Miller

Senior Vice President and General Counsel

751 Miller Drive SE

Leesburg, VA 20175

(703) 777-3155

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to

Kenneth B. Wallach, Esq. Ryan Bekkerus, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Rachel Sheridan, Esq. Jason M. Licht, Esq. Latham & Watkins LLP 555 Eleventh Street NW, Suite 1000 Washington, DC 20004 (202) 637-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock $0.001 par value per share	$100,000,000	$12,880

(1)	Includes common shares issuable upon exercise of the underwriters’ option to purchase additional common shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 13, 2014

Shares K2M GROUP HOLDINGS, INC. Common Stock $ per share

• K2M Group Holdings, Inc. is offering shares.	• This is our initial public offering and no public market currently exists for our shares.

• We anticipate that the initial public offering price will be between $ and $ per share.	• Proposed NASDAQ Global Select Market, or NASDAQ, trading symbol: “KTWO.”

After the completion of this offering, Welsh, Carson, Anderson & Stowe XI, L.P. and its affiliates will continue to own a majority of the shares eligible to vote in the election of our directors. As a result, we will be a “controlled company.” See “Management—Director Independence.”

This investment involves risks. See “Risk Factors” beginning on page 13.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to K2M Group Holdings, Inc.	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have a 30-day option to purchase up to                  additional shares of common stock from the selling stockholders identified in this prospectus to cover over-allotments, if any. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Barclays	Wells Fargo Securities

William Blair	Cowen and Company

The date of this prospectus is             , 2014.

Unless indicated otherwise, the information included in this prospectus (1) assumes no exercise by the underwriters of the option to purchase up to an additional                  shares of common stock from the selling stockholders, (2) assumes that the shares of common stock to be sold in this offering are sold at $             per share, which is the mid-point of the price range indicated on the cover page of this prospectus, (3) reflects the automatic conversion of all of our Series A redeemable convertible preferred stock, $0.001 par value, or our Series A Preferred, and our Series B redeemable convertible preferred stock, $0.001 par value, or our Series B Preferred, into our common stock immediately prior to consummation of this offering and (4) reflects the             -for-             reverse stock split that we intend to effectuate prior to this offering.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and the related notes included elsewhere in this prospectus, before you decide to invest in shares of our common stock.

Except where the context requires otherwise, references in this prospectus to “K2M,” “the Company,” “we,” “us” and “our” refer to K2M Group Holdings, Inc., together with its consolidated subsidiaries. Welsh, Carson, Anderson & Stowe XI, L.P. and certain of its affiliated funds, our current majority owners, are referred to herein as “WCAS” or “our Sponsor,” and WCAS, together with the other owners of K2M Group Holdings, Inc. prior to this offering, are collectively referred to as our “existing owners.”

Overview

We are a global medical device company focused on designing, developing and commercializing innovative and proprietary complex spine technologies and techniques. Our complex spine products are used by spine surgeons to treat some of the most difficult and challenging spinal pathologies, such as deformity (primarily scoliosis), trauma and tumor. We believe these procedures typically receive a higher rate of positive insurance coverage and often generate more revenue per procedure as compared to traditional degenerative spine surgery procedures. We have applied our product development expertise in innovating complex spine technologies and techniques to the design, development and commercialization of an expanding number of minimally invasive surgery, or MIS, products. These proprietary MIS products are designed to allow for less invasive access to the spine and faster patient recovery times as compared to traditional open access surgical approaches. We have also leveraged these core competencies in the design, development and commercialization of an increasing number of products for patients suffering from degenerative spinal conditions.

Our products consist of implants, disposables and instruments which are marketed and sold primarily to hospitals for use by spine surgeons. During our 10 year history, we have commercialized 57 product lines that are used in complex spine surgery, MIS and degenerative procedures, enabling us to favorably compete in the $10.0 billion global spinal surgery market. Of our 57 commercialized product lines, our MESA technology or products that incorporate MESA have accounted for approximately 39%, 37% and 35% of our revenue for the years ended December 31, 2011, 2012 and 2013, respectively. While the quality, safety and efficacy of our marketed products are not yet supported by long-term clinical data, we believe many of our products provide several benefits, including:

•	simplified surgical techniques;

•	less invasive access to implant sites;

•	enhanced capabilities to manipulate and correct the spinal column;

•	lower profile spinal implant technology; and

•	improved clinical outcomes.

In addition to our current product portfolio, we continue to invest in the design, development and commercialization of new solutions for unmet clinical needs in the complex spine and MIS markets by leveraging our highly efficient product development process. We have introduced 34 new product lines since the beginning of 2011 demonstrating our ability to leverage this product development process to rapidly innovate new products.

Our focus on our core competences of complex spine and MIS is highlighted by the fact that, for the years ended December 31, 2011, 2012 and 2013, 59%, 60% and 58%, respectively, of our revenue in the United States was derived from the use of our products in complex spine and MIS surgeries. We believe this represents a greater proportion of total revenue devoted to these markets as compared to our competitors. We further believe the proportion of our international revenue derived from complex spine and MIS is even higher than in the United States.

We have grown our revenue to $157.6 million in 2013 from $60.4 million in 2008, representing a five-year compound annual growth rate, or CAGR, of 21%. For the years ended December 31, 2011, 2012 and 2013, our net income (loss) was $13.3 million, $(32.7) million and $(37.9) million and our Adjusted EBITDA was $(7.4) million, $(1.8) million and $(5.3) million, respectively. For information about how we calculate Adjusted EBITDA, please see “—Summary Historical Consolidated Financial Data.” We expect to continue to incur additional losses in the near term as we invest in the global expansion of our business. As of December 31, 2013, our accumulated deficit was $70.6 million.

We currently market and sell our products in the United States and 27 other countries. For the year ended December 31, 2013, international sales represented approximately 29% of our revenue. We have made significant investments in building a hybrid sales organization consisting of direct sales employees, independent sales agencies and distributor partners. As of December 31, 2013, our U.S. sales force consisted of 114 direct sales employees and 48 independent sales agencies and our international distribution network consisted of 37 direct sales employees, five independent sales agencies and 15 independent distributorships. We expect to continue to invest in our global hybrid sales organization by increasing the number of our direct sales employees and broadening our relationships with independent sales agencies and distributor partners. We believe the continuing expansion of our global sales force will provide us with significant opportunities for future growth as we increase our penetration of existing geographic markets and enter new ones. We do not sell our products through or participate in physician owned distributorships, or PODs, and no surgeons own any shares of our common stock.

Market Opportunity

According to iData Research, Inc., or iData, the global spine surgery market was valued at approximately $10.0 billion in 2012 and is expected to grow to $14.9 billion by 2019. We believe this market will continue to grow as a result of the following growth drivers:

•

Complex Spine: We believe the $1.2 billion global complex spine market has been underserved and underdeveloped by major spine market competitors, which generally focus on the larger degenerative spine market. As a result, we believe the complex spine patient population has and will continue to benefit from innovative technologies and techniques that simplify surgical procedures, enable MIS approaches and allow for surgical treatment earlier in the continuum of care.

•

MIS: We believe the overall improvement to the standard of care resulting from the introduction of new MIS products will increase demand and drive growth in the $1.4 billion MIS market. We believe the vast majority of surgeons and patients, when given the option, will utilize MIS procedures rather than traditional open procedures due to the advantages of MIS approaches, which often include less soft tissue disruption, reduced frequency of surgical morbidity, faster operating times, improved scarring-related aesthetics and, as a consequence of these advantages, shorter patient recovery times.

•

Degenerative Spine: We believe that several factors will continue to influence the growth in the $6.0 billion global degenerative spine market, including aging patient demographics, increased life expectancies, the desire for maintaining and/or improving lifestyles and demand from patients and surgeons for innovative technologies and techniques that enable simplified surgical procedures, faster procedure times and improved clinical outcomes.

•

Biomaterials: The $1.5 billion biomaterials market includes products that are used by spine surgeons during the surgical treatment of certain complex spine and degenerative pathologies to augment spinal implants and to promote fusion by accelerating, augmenting or substituting for the normal regenerative capacity of bone. Biomaterials are used in the treatment of certain complex and degenerative pathologies and, as such, we expect them to demonstrate similar growth trends.

Our Competitive Strengths

Our executive management team is highly experienced in the spinal surgery industry. We believe this experience and the following competitive strengths have been instrumental to our success and position us well to grow our revenue and market share.

•

Focus in Complex Spine and MIS. Our strategic focus and core competencies are the design, development and commercialization of innovative complex spine and MIS technologies and techniques supported by our strong relationships with key opinion leaders and spine societies focused on the complex spine and MIS markets.

•

Comprehensive Portfolio of Innovative Proprietary Technologies. We have developed a comprehensive portfolio of products that address a broad array of spinal pathologies, anatomies and surgical approaches in the complex spine and MIS markets, and this broad product portfolio provides us with an opportunity to cross-sell our product offerings in the degenerative market. We have developed and maintain an expanding intellectual property portfolio which includes 163 issued patents globally and 175 pending patent applications globally.

•

Highly Efficient Product Development Process. Our integrated approach to product development leverages our access to key opinion leaders, engineers, product managers and clinical and regulatory personnel to conceptualize, design and develop new products.

•

Broad Global Distribution Network. We have made significant investments in our global distribution network, which, as of December 31, 2013, included 151 direct sales employees and contractual relationships with 53 independent sales agencies and 15 distributor partners. We have also broadened our operational capabilities by increasing inventory levels and opened offices in strategic markets worldwide.

•	Demonstrated Track Record of Innovation and Execution. Our executive management team has the vision, experience and network of relationships to continue our successful growth.

Our Strategies

Our goal is to drive sustainable growth by servicing the needs of patients, surgeons and hospitals through product innovation and differentiation in the complex spine and MIS markets and continuing to leverage these core competencies in the degenerative spinal surgery market. To achieve this goal, we intend to:

•	Capitalize on our highly efficient product development process to innovate new technologies and techniques;

•	Leverage our investments in infrastructure to further penetrate the global spine market;

•	Expand our global distribution footprint; and

•	Selectively pursue opportunities to enhance our product offerings.

Our Products

We have developed a comprehensive portfolio of products that address a broad array of spinal pathologies, anatomies and surgical approaches in the complex spine, MIS and degenerative markets. Some of our key proprietary technologies and their associated benefits include the following:

•

MESA: a low-profile spinal screw technology, used primarily during deformity correction, featuring our proprietary locking mechanism that eliminates the need for a secondary locking feature and reduces rotational force on the spine during implantation, which has been used to treat more than 30,000 patients;

•

Rail 4D: an innovative “beam-like” implant, utilized with our proprietary MESA spinal screws, that aids in the restoration of spinal balance while providing enhanced rigidity and significantly greater strength as compared to existing titanium and cobalt chrome rod offerings;

•

Deformity Cricket: spinal correction instrumentation, utilized with our proprietary MESA spinal screws, that provides surgeons with an innovative approach to more easily capture, manipulate and align a deformed spine as compared to traditional deformity correction instrumentation such as threaded rod reducers and rod forks;

•

SERENGETI: minimally invasive retractor systems featuring one-step placement of screws and retractors, thereby reducing the number of surgical steps, while allowing for direct visualization and improved access to the spine;

•

RAVINE: minimally invasive retractor systems that represent an innovative design departure from standard tubular retractors, facilitating retractor placement, positioning and fixation to the patient’s anatomy through a lateral access approach;

•

EVEREST: a spinal screw technology providing for improved insertion speed, industry-leading pull-out strength and the ability to accommodate a variety of titanium and cobalt chrome rods of two different diameters; and

•

tifix: a locking technology integrated into a number of our interbody and plate implants providing surgeons with the flexibility to insert screws at various angles and lock them to an implant with a one-step locking mechanism that eliminates the need for a secondary locking feature.

Risks Related to Our Business and this Offering

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition, results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include:

•	We have incurred losses in the past and may not be able to achieve or sustain profitability in the future;

•	We must continue to successfully demonstrate to spine surgeons the merits of our technologies and techniques compared to those of our competitors;

•

Pricing pressure from our competitors, hospitals and changes in third-party coverage and reimbursement may impact our ability to sell our products at prices necessary to support our current business strategies;

•

We operate in a highly competitive market and we must continue to develop and commercialize new products or our revenue may decline. If our competitors develop and commercialize products that are safer, more effective, less costly or otherwise more attractive than our products, our ability to generate revenue may be reduced or eliminated;

•	Many of our competitors have greater resources than we have;

•

If hospitals and other healthcare providers are unable to obtain adequate coverage and reimbursement for procedures performed using our products, it is unlikely that our products will gain widespread acceptance;

•

The safety and efficacy of our products are not yet supported by long-term clinical data, which could limit sales, and our products might therefore prove to be less safe and effective than initially thought;

•	If we are unable to maintain and expand our network of direct sales employees, independent sales agencies and international distributors, we may not be able to generate anticipated sales;

•	If we do not enhance our product offerings through our research and development efforts, we may be unable to effectively compete;

•

Our products and operations are subject to extensive governmental regulation both in the United States and abroad, and our failure to comply with applicable requirements could cause our business to suffer;

•	If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights;

•	Our international operations subject us to certain operating risks, which could adversely impact our net sales, results of operations and financial condition;

•

Our Sponsor, who will beneficially own approximately     % of our common stock (or     % if the underwriters exercise in full their option to purchase additional shares from the selling stockholders) following this offering, controls us, and its interests may conflict with ours or yours in the future; and

•

Upon the listing of our shares on NASDAQ, we will be a “controlled company” within the meaning of NASDAQ rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

See “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our common stock.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis of our executive compensation programs in this prospectus. In addition, for so long as we are an emerging growth company, we will not be required to:

•

engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	adopt new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” or

•

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an emerging growth company until the earliest to occur of:

•	our reporting of $1.0 billion or more in annual gross revenues;

•	our issuance, in any three year period, of more than $1.0 billion in non-convertible debt;

•	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700.0 million on the last business day of our second fiscal quarter; and

•	the end of fiscal 2019.

Corporate History and Information

K2M Group Holdings, Inc. was incorporated in Delaware in June 2010. Our principal executive offices are located at 751 Miller Drive SE, Leesburg, Virginia 20175 and our telephone number is (703) 777-3155. Our website address is www.k2m.com. The information on, or accessible through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

THE OFFERING

Issuer	K2M Group Holdings, Inc.

Common stock offered by K2M Group Holdings, Inc.	shares.

Common stock to be outstanding immediately after this offering	shares.

Option to purchase additional shares of common stock from the selling stockholders	The selling stockholders have granted the underwriters a 30-day option from the date of this prospectus to purchase up to additional shares of our common stock at the initial public offering price, less underwriting discounts.

Use of proceeds	We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $ million assuming an initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds received by us from this offering (1) to retire all $ million of the indebtedness outstanding under the notes held by certain of our shareholders, or the Shareholder Notes, (2) to pay all $ million of accumulated and unpaid dividends on our Series A Preferred and Series B Preferred, (3) to repay all of the outstanding borrowings under our existing $30.0 million asset-based revolving credit facility maturing October 2014, or our revolving credit facility and (4) for working capital and general corporate purposes. Our use of proceeds from this offering for working capital and general corporate purposes is currently expected to include approximately $ million to expand our global distribution network by hiring qualified sales employees and purchasing inventory to support their sales efforts and approximately $ million in connection with our relocation to a new leased headquarters facility in 2015. See “Use of Proceeds.”

We will not receive any proceeds from the sale of any shares of our common stock by the selling stockholders, if any, pursuant to the underwriters’ option to purchase additional shares.

Directed share program

At our request, the underwriters have reserved up to              shares of common stock, or approximately        % of the shares being offered by this prospectus (excluding the additional shares of common stock that may be issued upon the underwriters’ exercise of their option to purchase shares), for sale at the initial public offering price to our directors, officers and employees and certain other persons associated with us, as designated by us.

The number of shares available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. For further information regarding our directed share program, please see “Underwriting.”

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. See “Dividend Policy.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

NASDAQ trading symbol	“KTWO.”

The number of shares of our common stock to be outstanding immediately after the consummation of this offering is based on                  shares of common stock outstanding as of December 31, 2013 and does not reflect:

•	shares of common stock reserved for future issuance under our new Omnibus Incentive Plan, or the 2014 Omnibus Incentive Plan;

•	shares of common stock reserved for future issuance under our new 2014 Employee Stock Purchase Program, or the ESPP;

•	shares of common stock issuable upon exercise of outstanding options issued under our existing equity incentive plans at a weighted exercise price of $ per share; or

•	shares of common stock issuable upon vesting of outstanding restricted stock units.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the shares of common stock to be sold in this offering are sold at $ per share of common stock, which is the mid-point of the price range indicated on the cover page of this prospectus;

•	the automatic conversion of all of our Series A Preferred to shares of our common stock upon the consummation of this offering;

•	the automatic conversion of all of our Series B Preferred to shares of our common stock upon the consummation of this offering;

•	the -for- reverse stock split that we intend to effectuate prior to this offering; and

•	no exercise by the underwriters of their option to purchase additional shares from the selling stockholders.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary historical consolidated financial data for the periods indicated. We derived the summary historical consolidated financial data presented below as of December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical consolidated balance sheet data presented below as of December 31, 2011 from our audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results expected for any future period. The summary historical consolidated financial data reflects the                 -for-                 reverse stock split that we intend to effectuate prior to this offering, assuming a public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus).

The pro forma balance sheet data as of December 31, 2013 and the pro forma basic and diluted weighted average shares and pro forma basic and diluted net loss per common share data for the year ended December 31, 2013 presented below are unaudited and give effect to the automatic conversion of all outstanding shares of our Series A Preferred to                  shares of our common stock and the automatic conversion of all outstanding shares of our Series B Preferred to                  shares of our common stock.

The pro forma as adjusted balance sheet data as of December 31, 2013 and the pro forma as adjusted basic and diluted weighted average shares and basic and diluted net loss per share data for the year ended December 31, 2013 are unaudited and give effect to (1) the automatic conversion of all outstanding shares of our Series A Preferred to                  shares of our common stock and the automatic conversion of all outstanding shares of our Series B Preferred to                  shares of our common stock, (2) the sale of                  shares of our common stock in this offering at an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, (3) the application of $         million of our net proceeds from this offering to retire all outstanding indebtedness under the Shareholder Notes, (4) the application of $                 million of our net proceeds from this offering to repay all indebtedness outstanding under our revolving credit facility and (5) the application of $         million of our net proceeds from this offering to pay all accumulated dividends on our Series A Preferred and our Series B Preferred, as if each had occurred as of December 31, 2013 in the case of the pro forma as adjusted balance sheet data, and on January 1, 2013, in the case of the pro forma as adjusted basic and diluted net loss per share data. The pro forma as adjusted consolidated summary financial data is not necessarily indicative of what our financial position or results of operations would have been if this offering had been completed as of the date indicated, nor is such data necessarily indicative of our financial position or results of operations for any future date or period.

You should read the summary historical financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except per share data)
Statement of Operations Data:
Revenue		$118,005		$135,145		$157,584
Cost of revenue		47,984		43,962		50,162

Gross profit		70,021		91,183		107,422
Operating expenses:
Research, development and engineering		11,930		9,031		12,402
Sales and marketing		63,176		70,163		80,183
General and administrative		49,431		57,821		59,758
Contingent consideration		(50,436)		(324)		—

Total operating expenses		74,101		136,691		152,343

Loss from operations		(4,080)		(45,508)		(44,921)
Other income (expense):
Foreign currency transaction gain(loss)		(560)		1,034		1,477
Interest expense		(236)		(1,222)		(2,810)

Total other expense, net		(796)		(188)		(1,333)

Loss before benefit from income taxes		(4,876)		(45,696)		(46,254)
Benefit from income taxes		(18,221)		(13,041)		(8,341)

Net income (loss)		13,345		(32,655)		(37,913)
Accretion or write-up of preferred stock		(13,773)		(9,954)		(19,439)

Net loss allocable to common stockholders		$(428)		$(42,609)		$(57,352)

Per Share Data:
Net loss per common share—basic and diluted	$		$		$
Pro forma net loss per common share—basic and diluted (unaudited)
Pro forma as adjusted net loss per common share— basic and diluted (unaudited)
Weighted-average number of shares used in per share amounts:
Basic and diluted
Pro forma basic and diluted
Pro forma as adjusted basic and diluted

	As of December 31,
	2011	2012	2013
	Actual	Actual	Actual	Pro Forma	Pro Forma As Adjusted
			(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,226	$7,011	$7,419	$	$
Working capital	44,588	47,369	32,549
Total assets	329,659	299,617	296,936
Total long-term debt, net of discount	13,000	26,668	19,650
Total liabilities	73,354	71,517	93,670
Total redeemable convertible preferred stock	65,719	78,068	109,081
Total stockholders’ equity	190,586	150,032	94,185

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Other Financial Data:
Depreciation and amortization	$34,831	$41,824	$36,776
Adjusted EBITDA(1)	(7,353)	(1,765)	(5,266)

(1)

Adjusted EBITDA represents net income (loss) plus interest expense, income tax expense (income tax benefit), depreciation and amortization, stock-based compensation expense and foreign currency transaction loss (foreign currency transaction gain), plus or minus, as applicable, adjustments related to our purchase by the Sponsor.

We present Adjusted EBITDA because we believe it is a useful indicator of our operating performance. Our management uses Adjusted EBITDA principally as a measure of our operating performance and believes that Adjusted EBITDA is useful to investors because it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period.

Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and it should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future. Adjusted EBITDA contains certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our GAAP results in addition to using Adjusted EBITDA supplementally. Our definition of Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

A reconciliation of net income (loss) to Adjusted EBITDA is set forth below:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net income (loss)	$13,345	$(32,655)	$(37,913)
Interest expense	236	1,222	2,810
Income tax benefit	(18,221)	(13,041)	(8,341)
Depreciation and amortization	34,831	41,824	36,776
Stock-based compensation expense	3,272	2,243	2,879
Foreign currency transaction (gain) loss	560	(1,034)	(1,477)
Adjustments related to our purchase by the Sponsor(a)	(41,376)	(324)	—

Adjusted EBITDA	$(7,353)	$(1,765)	$(5,266)

(a)

Adjustments related to our purchase by the Sponsor were comprised of the reversal of the contingent consideration liability of $50.4 million offset by the recognition in cost of revenue of a $9.1 million write-up of inventory to fair market value for the year ended December 31, 2011 and the reversal of the contingent consideration liability of $0.3 million for the year ended December 31, 2012.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information contained in this prospectus, including our consolidated financial statements and the related notes, before you decide whether to purchase our common stock.

Risks Related to Our Business and Our Industry

We have incurred losses in the past and may not be able to achieve or sustain profitability in the future.

We have incurred losses in most fiscal years since inception. We incurred net losses of $32.7 million and $37.9 million in 2012 and 2013, respectively. As a result of ongoing losses, we had an accumulated deficit of $70.6 million at December 31, 2013. We expect to continue to incur significant product development, clinical and regulatory, sales and marketing and other expenses. In addition, following this offering, our general and administrative expenses will increase due to the additional costs associated with being a public company. We will need to generate significant additional revenue to achieve and maintain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

We must continue to successfully demonstrate to spine surgeons the merits of our technologies and techniques compared to those of our competitors.

Spine surgeons play a significant role in determining the course of treatment and, ultimately, the type of product that will be used to treat a patient. As a result, our success depends, in large part, on effectively marketing to them. In order for us to sell our products, we must continue to successfully demonstrate to spine surgeons the merits of our technologies and techniques compared to those of our competitors for use in treating patients with spinal pathologies. Acceptance of our products depends on educating spine surgeons as to the distinctive characteristics, perceived benefits, safety, ease of use and cost-effectiveness of our products as compared to our competitors’ products, and on training spine surgeons in the proper application of our products. If we are not successful in convincing spine surgeons of the merits of our products or educating them on the use of our products, they may not use our products and we may be unable to increase our sales, sustain our growth or achieve profitability.

Furthermore, we believe many spine surgeons may be hesitant to adopt certain products unless they determine, based on experience, clinical data and published peer-reviewed journal articles, that our complex spine products, MIS technologies and techniques and degenerative products provide benefits or are an attractive alternative to existing treatments of spine disorders. Surgeons may be hesitant to change their medical treatment practices for the following reasons, among others:

•	lack of experience with our technologies;

•	existing relationships with competitors and sales representatives that sell competitive products;

•	lack or perceived lack of evidence supporting additional patient benefits;

•	perceived liability risks generally associated with the use of new products and procedures;

•	less attractive availability of coverage and reimbursement within healthcare payment systems compared to other products and techniques;

•	costs associated with the purchase of new products and equipment; and

•	the time commitment that may be required for training.

In addition, we believe recommendations and support of our products by influential spine surgeons are essential for market acceptance and adoption. If we do not receive support from such surgeons or long-term data does not show the benefits of using our products, surgeons may not use our products. In such circumstances, we may not achieve expected sales or profitability.

Pricing pressure from our competitors, hospitals and changes in third-party coverage and reimbursement may impact our ability to sell our products at prices necessary to support our current business strategies.

Competition in the spinal surgery industry has increased as a result of new market entrants, new technologies and as more established companies have intensified competitive pricing pressure. As a result of these competitive forces, we believe there will be increased pricing pressure in the future. Because our products are generally purchased by hospitals that typically bill various third-party payors, changes in the purchasing behavior of such hospitals or the amount such payors are willing to reimburse our customers for procedures using our products, including as a result of healthcare reform initiatives, could create additional pricing pressure on us. In addition to these competitive forces, we continue to see pricing pressure as hospitals introduce new pricing structures into their contracts and agreements, including fixed price formulas, capitated pricing and construct pricing intended to contain healthcare costs. If we see such trends continue to drive down the prices we are able to charge for our products, our profit margins will shrink, which may adversely affect our ability to invest in and grow our business.

We operate in a highly competitive market and we must continue to develop and commercialize new products or our revenues may decline. If our competitors develop and commercialize products that are safer, more effective, less costly or otherwise more attractive than our products, our ability to generate revenue may be reduced or eliminated.

Our currently marketed products are, and any future products we develop and commercialize will be, subject to intense competition. The spinal surgery industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. Our ability to compete successfully will depend on our ability to develop products that reach the market in a timely manner, receive adequate coverage and reimbursement from third-party payors, and are safer, less invasive and more effective than competing products and treatments. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products.

We are aware of several companies that compete or are developing technologies in our current and future product areas. As a result, we expect competition to remain intense. We believe that our principal competitors include Medtronic Spine and Biologics, DePuy Synthes, Stryker, Globus Medical and NuVasive, which together represent a significant portion of the spinal surgery market. We also compete with smaller spinal surgery market participants such as Alphatec Spine, Biomet, LDR Holding Corporation, Orthofix and Zimmer, whose products generally have a smaller market share than the principal competitors listed above. At any time, these and other potential market entrants may develop new devices or treatment alternatives that may render our products obsolete or uncompetitive. In addition, they may gain a market advantage by developing and patenting competitive products or processes earlier than we can or by obtaining regulatory clearances or market registrations more rapidly than we can. Many of our current and potential competitors have substantially greater sales and financial resources than we do. In addition, these companies may have more established distribution networks, entrenched relationships with surgeons and greater experience in launching, marketing, distributing and selling products.

In addition, new market participants continue to enter the spinal surgery industry. Many of these new competitors specialize in a specific product or focus on a particular market sector, making it more difficult for us to increase our overall market position. The frequent introduction by competitors of products that are or claim to be superior to our products or that are alternatives to our existing or planned products may also create market confusion that may make it difficult to differentiate the benefits of our products over competing products. In addition, the entry of multiple new products and competitors may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in the spinal surgery market generally.

Spine surgeons often contribute to the decisions as to whether hospitals purchase our products, and we believe that many spine surgeons are highly sensitive to technological change and to the commercial reputation of spinal product companies. Accordingly, we believe that many spine surgeons actively seek new technologies and devote special attention to companies they perceive to have novel and innovative solutions to surgical challenges. As a result, we believe that we must continue to develop and commercialize innovative new products or our existing customers may decrease their purchases from us and instead purchase products from companies perceived by them to be more innovative. In order to develop innovative products, we must attract and retain talented and experienced engineers and management personnel, have productive dialogues with practicing spine surgeons and hospital purchasing administrations and have adequate capital to fund research and development efforts. If we fail to deliver innovative products to the market, our future revenue may be reduced and our stock price may decline.

In addition, we face a particular challenge overcoming the long-standing practices by some spine surgeons of using the products of our larger, more established competitors. Spine surgeons who have completed many successful, complex surgeries using the products made by these competitors may be disinclined to try new products from a source with which they are less familiar. If these spine surgeons do not try our products, then our revenue growth may slow or decline and our stock price may decline.

Our competitors may also develop and patent processes or products earlier than we can or obtain regulatory clearance, approval or CE Certificates of Conformity for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar processes or products. We also compete with our competitors in establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business. In addition, we compete with our competitors to engage the services of sales agencies and independent distributors, both those presently working with us and those with whom we hope to work as we expand.

Many of our competitors have greater resources than we have.

Many of our current and potential competitors are major medical device companies that have substantially greater financial, technical and marketing resources than we do. Many of these current and potential competitors are publicly traded or are divisions of publicly-traded companies, which enjoy several competitive advantages, including:

•	greater financial and human resources for product development, sales and marketing and patent litigation;

•	significantly greater name recognition;

•	established relationships with spine surgeons, hospitals and third-party payors;

•	more expansive portfolios of intellectual property rights;

•	broader product range and ability to cross-sell their products or offer rebates or bundle products to incentivize hospitals or surgeons to use their products;

•	products supported by long-term clinical data;

•	large and established sales and marketing and distribution networks; and

•

greater experience in conducting research and development, manufacturing, clinical trials, preparing regulatory submissions and obtaining regulatory clearance, approval or CE Certificates of Conformity for products and marketing approved products.

Aggregation of hospital purchasing from collaboration and consolidation may lead to demands for price concessions or to the exclusion of some suppliers from certain market opportunities, which could have an adverse effect on our business, results of operations or financial condition.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to aggregate purchasing power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become more intense and may intensify. This in turn has resulted and will likely continue to result in greater pricing pressures or the exclusion of certain suppliers from certain market opportunities as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions. In addition, such consolidation may lead these organizations to limit their number of suppliers. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to impact the healthcare industry, resulting in further business consolidations and alliances among our customers, which may exert further downward pressure on the prices of our products and may adversely impact our business, results of operations or financial condition.

If hospitals and other healthcare providers are unable to obtain adequate coverage and reimbursement for procedures performed using our products, it is unlikely that our products will gain widespread acceptance.

Maintaining and growing sales of our products depends on the availability of adequate coverage and reimbursement from third-party payors, including government programs, such as Medicare and Medicaid, private insurance plans and managed care programs. Hospitals and other healthcare providers that purchase products, such as the ones that we manufacture, generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures performed with these products. The existence of adequate coverage and reimbursement for the procedures performed with our products by government and private insurance plans is central to the acceptance of our current and future products. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of payment, or if our costs increase faster than increases in reimbursement levels. In the United States, many private payors use coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program, as guidelines in setting their coverage and reimbursement policies. Future action by CMS or other government agencies may diminish payments to physicians, outpatient centers and/or hospitals. Those private payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for procedures performed with our products. For some governmental programs, such as Medicaid, coverage and reimbursement differ from state to state, and some state Medicaid programs may not pay an adequate amount for the procedures performed with our products, if any payment is made at all. As the portion of the U.S. population over the age of 65 and eligible for Medicare continues to grow, we may be more vulnerable to coverage and reimbursement limitations imposed by CMS. Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Therefore, we cannot be certain that the procedures performed with our products will be reimbursed at a cost-effective level. Accordingly, even if our products and procedures using our products are currently covered and reimbursed by third-party payors, adverse changes in payors’ coverage and reimbursement policies that affect our products would harm our ability to market and sell our products and adversely impact our business, results of operations or financial condition.

Moreover, we are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors. We cannot be certain that under current and future payment systems, in which healthcare providers may be reimbursed a set amount based on the type of procedure performed, such as those utilized by Medicare and in many privately managed care systems, the cost of our products will be properly reflected and incorporated into the overall cost of the procedure.

In addition, as we continue to expand into international markets, market acceptance may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets such as in the European Economic Area, or the EEA, which is comprised of the 28 Member States of the European Union, or the EU, Iceland, Liechtenstein and Norway, vary significantly by country, and include both government-sponsored healthcare and private insurance. We may not obtain international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals, and any adverse changes in coverage and the reimbursement policies of foreign third-party payors, would negatively impact market acceptance of our products in such international markets.

The safety and efficacy of our products is not yet supported by long-term clinical data, which could limit sales, and our products might therefore prove to be less safe and effective than initially thought.

We have obtained 510(k) clearances to manufacture, market and sell the products we market in the United States, unless exempt from premarket review by the U.S. Food and Drug Administration, or the FDA, and the right to affix the CE mark to the products we market in the EEA. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed device, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, which sometimes requires the submission of clinical data. In the EEA, as a general rule, compliance with the Essential Requirements laid down in Annex I to the Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, or the Medical Devices Directive, must be based on clinical data, though such clinical data can originate from the literature if equivalence to the device to which the literature relates can be demonstrated. For implantable devices and devices classified as Class III in the EEA, the provisions of Annex I to the Medical Devices Directive require manufacturers to conduct clinical investigations to generate the required clinical data, unless it is justifiable to rely on the existing clinical data related to similar devices. While clinical data generated during a clinical investigation is sometimes required to support a 510(k) clearance, CE mark or product registration in other countries, we have not yet generated our own clinical data in support of our currently marketed products. As a result, we currently lack the breadth of published long-term clinical data supporting the quality, safety and efficacy of our products that might have been generated in connection with more costly and rigorous premarket approval, or PMA, processes, and that some of our competitors who have been in business longer may have collected.

To address this issue, we are currently collecting and plan to continue collecting long-term clinical data regarding the quality, safety and effectiveness of our marketed products. For example, we are currently launching voluntary postmarket studies with respect to the degenerative disc disease market in relation to our MESA, EVEREST and RAVINE medical devices. The clinical data collected and generated as part of these studies will enable us to further strengthen our clinical evaluation concerning safety and performance of these important products. We believe that this additional data will help with the marketing of our MESA, EVEREST and RAVINE medical devices by providing our customers with additional confidence in the long-term safety and efficacy of these products. However, as we conduct clinical trials designed to generate long-term data on our products, the data we generate may not be consistent with our existing data and may demonstrate less favorable safety or efficacy. These results could reduce demand for our products and significantly reduce our ability to achieve expected revenue. We do not expect to undertake such studies for all of our products and will only do so in the future where we anticipate the benefits will outweigh the costs. In addition, in the degenerative disease market, we may determine from postmarket experience that certain patient characteristics, such as age or preexisting medical conditions, may affect fusion rates, which could lead to misleading or contradictory data on the efficacy of our degenerative disease products. For these reasons, spine surgeons may be less likely to purchase our products than competing products with longer-term clinical data. Also, we may not choose or be able to generate the comparative data that some of our competitors have or are generating and we may be subject to greater regulatory and product liability risks. Moreover, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory product recalls or withdrawals, suspension or withdrawal of FDA or other government clearances or approvals or CE Certificates of Conformity, significant legal and regulatory liability and harm to our business reputation.

We are dependent on a limited number of third-party suppliers for most of our products and components, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of quality materials, could harm our business.

We rely on third-party suppliers to supply substantially all of our products as well as the raw materials for the limited number of products we manufacture in-house. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Our anticipated growth could strain the ability of our suppliers to deliver an increasingly large supply of products, materials and components. Suppliers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance, especially with biomaterials products such as allograft, which is processed human tissue. If we are unable to obtain sufficient quantities of high quality components to meet demand on a timely basis, we may not be able to produce sufficient quantities of our products to meet market demand and, as a result, could lose customers, our reputation may be harmed and our business could suffer.

Our dependence on a limited number of suppliers exposes us to risks, including limited control over pricing, availability and delivery schedules. If any one or more of our suppliers cease to provide us with sufficient quantities of manufactured products or raw materials in a timely manner or on terms acceptable to us, or cease to manufacture components of acceptable quality, we would have to seek alternative sources of supply. Because of the nature of our internal quality control requirements, regulatory requirements and the proprietary nature of the parts, we cannot quickly engage additional or replacement suppliers for many of our critical components. Failure of any of our third-party suppliers to deliver products or raw materials at the level our business requires would limit our ability to meet our sales commitments to our customers and could have a material adverse effect on our business. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA, the competent authorities or notified bodies of the countries of the EEA, each a Notified Body, or other foreign regulatory authorities, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls and withdrawals, suspension or withdrawal of our regulatory clearances or CE Certificates of Conformity, termination of distribution, product seizures or civil, administrative or criminal penalties. We could incur delays while we locate and engage qualified alternative suppliers, and we may be unable to engage alternative suppliers on favorable terms or at all. Any such disruption or increased expenses could harm our business, results of operations or financial condition.

If we are unable to maintain and expand our network of direct sales employees, independent sales agencies and international distributors, we may not be able to generate anticipated sales.

In the United States we maintain a hybrid sales organization consisting of 114 direct sales employees and 48 independent agency partners. We currently generate revenue from 27 countries internationally, in addition to the United States. Our international sales organization includes 37 direct sales employees, primarily located in the United Kingdom and Germany. In addition, we directly manage five independent sales agencies across Italy and Canada. We sell to 15 distributors in certain other international markets. Our results of operations are directly dependent upon the sales and marketing efforts of not only our employees, but also our independent sales agencies and distributors. We expect our direct sales employees, independent sales agencies and distributors to develop long-lasting relationships with the surgeons and hospitals they serve. If our direct sales employees, independent sales agencies or distributors fail to adequately promote, market and sell our products, our sales could significantly decrease. During the year ended December 31, 2013, on a net basis, we added 55 direct sales employees and three independent sales agencies. If revenue generated by our newly hired direct sales employees and independent sales agencies fails to increase over time in line with our expectations, our business, results of operations and financial condition could be materially adversely affected.

We face significant challenges and risks in managing our geographically dispersed distribution network and retaining the individuals who make up that network. If any of our direct sales employees, independent sales agencies or distributors were to reduce their efforts to promote our products or cease to do business with us, our sales could be adversely affected. In such a situation, we may need to seek alternative direct sales employees, independent sales agencies or distributors or increase our reliance on our existing direct sales employees, which we may be unable to do in a timely and efficient manner, if at all. In addition, our competitors may require that members of our sales force cease doing business with us. We may not be able to rely on our sales force to distribute new products that we introduce that compete with products of our competitors that they also represent. If a direct sales employee, independent sales agency or distributor were to depart and be retained exclusively by one of our competitors, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified independent sales agencies or distributors or to hire additional direct sales employees. We also may not be able to enter into agreements with them on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified direct sales employees or independent sales agencies or distributors would adversely impact our ability to generate sales and expand our business.

As we launch new products and increase our marketing efforts with respect to existing products, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire or contract with, train, retain and motivate skilled sales managers, direct sales employees, independent sales agencies and distributors with significant technical knowledge in various areas, such as spinal care practices, spine injuries and disease and spinal health. New hires and new independent sales agencies and distributors require training and take time to achieve full productivity. If we fail to hire quality personnel, fail to provide adequate training or experience high turnover in our sales force, the new members of our sales force may not be as productive as is necessary to maintain or increase our sales.

The proliferation of physician-owned distributorships could result in increased pricing pressure on our products or harm our ability to sell our products to physicians who own or are affiliated with those distributorships.

Physician-owned distributorships, or PODs, are product distributors that are owned, directly or indirectly, by physicians. These physicians derive a proportion of their revenue from selling or arranging for the sale of products for use in procedures they perform on their own patients at hospitals that agree to purchase from or through the POD, or that otherwise furnish ordering physicians with income that is based directly or indirectly on those orders of products.

We do not sell or distribute any of our products through PODs. The number of PODs in the spinal surgery industry may continue to grow as economic pressures increase throughout the industry, hospitals, insurers and physicians search for ways to reduce costs and, in the case of the physicians, search for ways to increase their incomes. PODs and the physicians who own, or partially own, them have significant market knowledge and access to the surgeons who use our products and the hospitals that purchase our products and thus the growth of PODs may reduce our ability to compete effectively for business from surgeons who own such distributorships.

A large percentage of our revenue is derived from the sale of our MESA, DENALI and EVEREST spinal systems or products that incorporate these technologies, and therefore, a decline in the sales of these products could have a material impact on our business, results of operations and financial condition.

Revenue from our MESA spinal systems and other products that incorporate our MESA technology represented approximately 39%, 37% and 35% of our revenue for the years ended December 31, 2011, 2012 and 2013, respectively, revenue from our DENALI spinal systems and other products that incorporate our DENALI technology represented approximately 29%, 22% and 19% of our revenue for the years ended December 31, 2011, 2012 and 2013, respectively, and revenue from our EVEREST spinal systems and other products that incorporate our EVEREST technology represented approximately 3%, 9% and 12% of our revenue for the years ended December 31, 2011, 2012 and 2013. Competition is intense among companies selling devices for spinal surgery, and sales of MESA, DENALI or EVEREST could decline as a result of a number of factors, such as the introduction by a competitor of products which our customers prefer. Sales of MESA, DENALI or EVEREST could also be disrupted by allegations of intellectual property infringement which, even if meritless, could result in temporary injunctions against sales of these products and damage to relationships with agencies, distributors and customers. A decline in sales of MESA, DENALI or EVEREST for any reason could have a material adverse impact on our business, results of operations and financial condition.

Our business could suffer if we lose the services of key members of our senior management, consultants or personnel.

We are dependent upon the continued services of key members of our senior management and a limited number of consultants and personnel. In particular, we are highly dependent on the skills and leadership of our Chief Executive Officer, Eric D. Major, and our Chief Medical Officer, John P. Kostuik, M.D. The loss of either of these individuals could disrupt our operations or our strategic plans. In addition, our future success will depend on, among other things, our ability to continue to hire or contract with, and retain, the necessary qualified scientific, technical and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team, consultants or personnel, or our inability to attract or retain other qualified personnel or consultants could have a material adverse effect on our business, results of operations and financial condition.

If we do not enhance our product offerings through our research and development efforts, we may be unable to effectively compete.

In order to increase our market share in the spinal surgery industry, we must enhance and broaden our product offerings in response to changing customer demands and competitive pressures and technologies. We might not be able to successfully develop, obtain regulatory clearances, approvals, or CE Certificates of Conformity for or market new products, and our future products might not be accepted by the surgeons or the third-party payors who reimburse for many of the procedures performed with our products. The success of any new product offering or enhancement to an existing product will depend on numerous factors, including our ability to:

•	properly identify and anticipate surgeon and patient needs;

•	develop and introduce new products or product enhancements in a timely manner;

•	adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;

•	demonstrate the quality, safety and efficacy of new products; and

•	obtain the necessary regulatory clearances, approvals or CE Certificates of Conformity for new products or product enhancements.

If we do not develop and obtain regulatory clearance, approval or CE Certificate of Conformity for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations will suffer. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. Such efforts may not result in the development of a viable product. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

If we fail to properly manage our anticipated growth, our business could suffer.

Our rapid growth has placed, and will continue to place, a significant strain on our management and on our operational and financial resources and systems. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could materially adversely affect our business. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

We may seek to grow our business through acquisitions of or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances, and the failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on us.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

•	problems assimilating the purchased or licensed technologies, products or business operations;

•	issues maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with acquisitions or strategic alliances;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms or at all or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers or distributors. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies or products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to integrate any acquired businesses, products or technologies effectively, our business, results of operations and financial condition could be materially adversely affected.

If we are unable to train surgeons on the safe and appropriate use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the ability to train surgeons on the safe and appropriate use of our products. If we become unable to attract potential new surgeon customers to our training programs, or if we are unable to attract existing customers to training programs for future products, we may be unable to achieve our expected growth.

There is a learning process involved for spine surgeons to become proficient in the use of our products. This training process may take longer than expected and may therefore affect our ability to increase sales. Following completion of training, we rely on the trained surgeons to advocate the clinical benefits of our products in the broader marketplace. Convincing surgeons to dedicate the time and energy necessary for adequate training is challenging, and we cannot assure you we will be successful in these efforts. If surgeons are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

Although we believe our training methods for surgeons are conducted in compliance with applicable FDA and foreign regulatory requirements, if the FDA or any other regulatory authority determines that our training constitutes promotion of an unapproved use, they could request that we modify our training or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalty.

We are required to maintain high levels of inventory, which could consume a significant amount of our resources, reduce our cash flows and lead to inventory impairment charges.

As a result of the need to maintain substantial levels of inventory, we are subject to the risk of inventory obsolescence. Many of our products come in sets, which feature components in a variety of sizes so that the appropriate spinal implant may be selected by the surgeon based on the patient’s needs. In order to market our products effectively, we often must maintain and provide hospitals with consigned sets which typically consist of spinal implants and instruments, including products to ensure redundancy and products of different sizes. In a typical surgery, fewer than all of the components of the set are used, and therefore certain portions of the set may become obsolete before they can be used. In the event that a substantial portion of our inventory becomes obsolete, it could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

Our total assets include substantial amounts of goodwill and intangible assets and an impairment of our goodwill or intangible assets could adversely affect our results of operations.

Our total assets include substantial amounts of goodwill and intangible assets. We evaluate our goodwill for impairment on an annual basis or at other times during the year if events or circumstances indicate that it is more likely than not that the fair value is below the carrying value. We evaluate intangible assets for impairment when facts or circumstances suggest that the carrying value of these assets may not be recoverable. Our evaluation of impairment requires us to make certain estimates and assumptions including projections of future results. Such estimates and assumptions may not prove to be accurate in the future. After performing our evaluation for impairment, including an analysis to determine the recoverability of intangible assets, we will record a noncash impairment loss when the carrying value of the underlying asset, asset group or reporting unit exceeds its fair value. If these impairment losses are significant, our results of operations could be adversely affected.

If we experience significant disruptions in our information technology systems, our business, results of operations and financial condition could be adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage:

•	sales and marketing, accounting and financial, and legal and compliance functions;

•	inventory management;

•	engineering and product development tasks; and

•	our research and development data.

Our information technology systems are vulnerable to damage or interruption from:

•	earthquakes, fires, floods and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers;

•	power losses; and

•	computer systems, or Internet, telecommunications or data network failures.

The failure of our information technology systems to perform as we anticipate or our failure to effectively implement new systems could disrupt our entire operation and could result in decreased sales, increased overhead costs, excess inventory and product shortages and a loss of important information, all of which could have a material adverse effect on our reputation, business, results of operations and financial condition.

Most of our operations are at a single location. Any disruption in this facility or any inability to ship a sufficient number of our products to meet demand could adversely affect our business and results of operations.

Most of our operations are at a single location in Leesburg, Virginia. We also maintain a facility in Malvern, Pennsylvania. Either of these facilities may be affected by man-made or natural disasters, such as a tornado or hurricane. While we currently rely on third parties to manufacture, assemble, package, label and sterilize most of our products and components, we might also be forced to rely on third parties to inspect, warehouse or ship our products and components in the event our facilities are affected by a disaster. Our Leesburg facility, if damaged or destroyed, could be difficult to replace and any efforts to repair or replace could require substantial lead-time. In addition, if we obtain an FDA PMA for any of our future devices, we might be required to obtain prior FDA approval of an alternate facility, which could delay or prevent our marketing of the affected products until this supplemental approval is obtained. Our Notified Body in the EEA or other international regulatory authorities may also need to audit our alternate facility to ensure that we continue to comply with applicable quality systems requirements. In addition, our products are expensive to make and are valuable to hospitals and surgeons worldwide. If a theft of our inventory occurred at our Leesburg facility or elsewhere, it could be a significant loss to us. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We may not be able to strengthen our brand.

We believe that establishing and strengthening the K2M brand and the brands associated with our individual product lines is critical to achieving widespread acceptance of our products, particularly because of the rapidly developing nature of the market for our products. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide surgeons with a reliable product for successful treatment of spine diseases and disorders. Historically, our efforts to build our brand have involved significant expense, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our products may not be accepted by spine surgeons, which would cause our sales to decrease and would adversely affect our business, results of operations and financial condition.

Fluctuations in insurance cost and availability could adversely affect our profitability or our risk management profile.

We hold a number of insurance policies, including product liability insurance, directors’ and officers’ liability insurance, general liability insurance, property insurance and workers’ compensation insurance. If the costs of maintaining adequate insurance coverage increase significantly in the future, our results of operations could be materially adversely affected. Likewise, if any of our current insurance coverage should become unavailable to us or become economically impractical, we would be required to operate our business without indemnity from commercial insurance providers. If we operate our business without insurance, we could be responsible for paying claims or judgments against us that would have otherwise been covered by insurance, which could materially adversely affect our business, results of operations and financial condition. In addition, the financial health of our insurers may deteriorate and they may not be able to respond if we should have claims reaching their policies.

Our business may be interrupted and adversely affected if we are unable to secure and prepare new space for our corporate headquarters prior to the expiration of our lease.

Our lease for our headquarters in Leesburg, Virginia will expire in May 2015. There can be no assurance that we will be successful in locating, securing and preparing new space on or before such date. We are currently in negotiations to relocate our corporate headquarters and enter into a new lease for such location when our existing lease expires in 2015. We intend to use a portion of the proceeds from this offering in connection with such relocation, including the build-out of the new facility. See “Use of Proceeds.” This new lease is expected to result in an increase of approximately $1.0 million in our annual rent for our headquarters. If we are unable to enter into a definitive agreement for new space prior to the date our current lease expires, we may have to enter into a lease for new space on terms which may be substantially less favorable than the terms of our existing lease. In addition, even if we do enter into a definitive agreement for the lease of new space prior to the expiration of our current lease, we may need to expend substantial amounts of time and money in order to prepare the space to meet our business needs and requirements, which could result in significant expenses to us and may delay our ability to relocate to the new location.

Furthermore, if we fail to enter into a definitive agreement for our new headquarters facility as expected or are unable to locate, secure and prepare new space on or before the expiration of our current lease and/or move out of our existing headquarters before such time, we may incur penalties from our existing landlord, additional expenses and fees associated with temporary space and related moving costs. All of the foregoing could result in substantial costs to us and could result in material interruption to our business and operations.

Risks Related to our Legal and Regulatory Environment

Our products and operations are subject to extensive governmental regulation in the United States, and our failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies and authorities. The FDA and other U.S. and foreign governmental agencies and authorities regulate and oversee, among other things, with respect to medical devices:

•	design, development and manufacturing;

•	testing, labeling, content and language of instructions for use and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	pre-market clearance and approval;

•	conformity assessment procedures;

•	record-keeping procedures;

•	advertising and promotion;

•	recalls and other field safety corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•	post-market studies; and

•	product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

Our failure to comply with U.S. federal and state regulations could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of distribution, product seizures or civil penalties. In the most extreme cases, criminal sanctions or closure of our manufacturing facilities are possible.

Our products and operations also are subject to extensive governmental regulation in foreign jurisdictions, such as Europe, and our failure to comply with applicable requirements could cause our business to suffer.

In the EEA, our medical devices must comply with the Essential Requirements laid down in Annex I to the Medical Devices Directive. Compliance with these requirements is a prerequisite to be able to affix the CE mark to our medical devices, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE mark to our medical devices, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would audit and examine the Technical File and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the Essential Requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and that any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (1) clinical studies conducted on the devices being assessed, (2) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (3) both clinical studies and scientific literature. With respect to implantable medical devices or Class III devices, the manufacturer must conduct clinical studies to obtain the required clinical data, unless reliance on existing clinical data from equivalent devices can be justified. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the competent authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming.

Our failure to comply with applicable foreign regulatory requirements, including those administered by the competent authorities of the EEA countries, could result in enforcement actions against us, including refusal, suspension or withdrawal of our CE Certificates of Conformity by our Notified Body, which could hurt our ability to market products in the EEA in the future.

If we fail to maintain regulatory approvals and clearances, or are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

Before we can commercially distribute a new medical device product or a significant modification to an existing product in the United States, we must obtain either clearance under Section 510(k) of the Federal Food, Drug and Cosmetics Act, or the FDCA, or approval of a PMA application from the FDA, unless an exemption from premarket review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed device, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). Both the 510(k) and PMA processes can be expensive and lengthy and require the payment of significant fees, unless exempt. The FDA’s 510(k) clearance process usually takes from three to 12 months, but may last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

Our currently commercialized products have either received premarket clearance under Section 510(k) of the FDCA or are exempt from premarket review. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. Should the FDA disagree with our position that certain of our products are appropriately considered exempt from premarket review and require us to submit a 510(k) or PMA in order to market our devices, it could limit our ability to market these products. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process. Although we do not currently market any devices under a PMA, the FDA may demand that we obtain a PMA prior to marketing certain of our future products or modifications to existing products. In addition, if the FDA disagrees with our determination that a product we currently market is subject to an exemption from premarket review, the FDA may require us to submit a 510(k) or PMA in order to continue marketing the product. Further, even with respect to those future products where a PMA is not required, we cannot assure you that we will be able to obtain 510(k) clearance with respect to those products.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	we may not be able to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended users;

•	the data from pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

•	the manufacturing process or facilities we use may not meet applicable requirements.

Obtaining clearances and approvals can be a time consuming process, and delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

Modifications to our products may require new 510(k) clearances, premarket approvals or new or amended CE Certificates of Conformity, and may require us to cease marketing or recall the modified products until clearances, approvals or the relevant CE Certificates of Conformity are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review such determinations. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have modified some of our 510(k)- cleared products, and have determined based on our review of the applicable FDA guidance that in certain instances new 510(k) clearances or PMAs are not required. If the FDA disagrees with our determination and requires us to submit new 510(k)s or PMAs for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified products until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA’s ongoing review of the 510(k) program may make it more difficult for us to make modifications to our previously cleared products, either by imposing more strict requirements on when a new 510(k) for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions. In July and December 2011, respectively, the FDA issued draft guidance documents addressing when to submit a new 510(k) due to modifications to 510(k)-cleared products and the criteria for evaluating substantial equivalence.

The July 2011 draft guidance document was ultimately withdrawn as the result of the FDASIA, and as a result, the FDA’s original guidance document regarding 510(k) modifications, which dates back to 1997, remains in place. It is uncertain when the FDA will seek to issue new guidance on product modifications. Any efforts to do so could result in a more rigorous review process and make it more difficult to obtain clearance for device modifications.

In the EEA, we must inform the Notified Body that carried out the conformity assessment of the medical devices we market or sell in the EEA of any planned substantial changes to our quality system or changes to our medical devices which could affect compliance with the Essential Requirements laid down in Annex I to the Medical Devices Directive or the devices’ intended use. The Notified Body will then assess the planned changes and verify whether they affect the products’ conformity with the Medical Devices Directive. If the assessment is favorable, the Notified Body will issue a new CE Certificate of Conformity or an addendum to the existing certificate attesting compliance with the Essential Requirements and quality system requirements laid down in the Annexes to the Medical Devices Directive.

We may fail to obtain or maintain foreign regulatory approvals to market our products in other countries.

We currently market our products internationally and intend to expand our international marketing. International jurisdictions require separate regulatory approvals and compliance with numerous and varying regulatory requirements. For example, we intend to seek regulatory clearance to market our primary products in Brazil, China and other key markets. The approval procedures vary among countries and may involve requirements for additional testing, and the time required to obtain approval may differ from country to country and from that required to obtain FDA clearance or approval, or a CE Certificate of Conformity in the EEA.

In certain of our international markets, our product registrations are in the name of our distributors and if we end our relationships with such distributors, we may experience difficulties in getting such product registrations back in our name or obtaining new registrations from the appropriate regulatory authorities.

Clearance or approval by the FDA, or the CE marking of our products in the EEA, does not ensure approval or certification by regulatory authorities in other countries or jurisdictions, and approval or certification by one foreign regulatory authority does not ensure approval or certification by regulatory authorities in other foreign countries, the EEA or by the FDA. The foreign regulatory approval or certification process may include all of the risks associated with obtaining FDA clearance or approval, or a CE Certificate of Conformity. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals or certifications and may not receive necessary approvals to commercialize our products in any market. If we fail to receive necessary approvals or certifications to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, results of operations and financial condition could be adversely affected.

Even after clearance or approval for our products is obtained, we are subject to extensive post-market regulation by the FDA. Our failure to meet strict regulatory requirements could require us to pay fines, incur other costs or even close our facilities.

Even after we have obtained the proper regulatory clearance or approval to market a product, the FDA has the power to require us to conduct post-market studies. These studies can be very expensive and time-consuming to conduct. Failure to complete such studies in a timely manner could result in the revocation of clearance or approval and the recall or withdrawal of the product, which could prevent us from generating sales from that product in the United States. The FDA has broad enforcement powers, and any regulatory enforcement actions or inquiries, or other increased scrutiny on us, could dissuade some surgeons from using our products and adversely affect our reputation and the perceived safety and efficacy of our products.

We are also required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, installation and servicing of our marketed products. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. In addition, in the future, regulatory authorities and/or customers may require specific packaging of sterile products, which could increase our costs and the price of our products.

Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

If our products, or malfunction of our products, cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA’s medical device reporting, or MDR, regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner, and have an adverse effect on our reputation, results of operations and financial condition. We are also required to follow detailed recordkeeping requirements for all firm-initiated medical device corrections and removals, and to report such corrective and removal actions to the FDA if they are carried out in response to a risk to health and have not otherwise been reported under the MDR regulations. In addition, in December of 2012, the FDA issued a draft guidance intended to assist the FDA and the industry in distinguishing medical device recalls from product enhancements. Per the guidance, if any change or group of changes to a device addresses a violation of the FDCA, that change would generally constitute a medical device recall and require submission of a recall report to the FDA.

All manufacturers bringing medical devices to market in the EEA are legally bound to report any incident that led or might have led to the death or serious deterioration in the state of health of a patient, user or other person, and which the manufacturer’s device is suspected to have caused, to the competent authority in whose jurisdiction the incident occurred. In such case, the manufacturer must file an initial report with the relevant competent authority, which would be followed by further evaluation or investigation of the incident and a final report indicating whether further action is required.

Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Adverse events involving our products have been reported to us in the past, and we cannot guarantee that they will not occur in the future. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities such as the competent authorities of the EEA countries have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Further, under the FDA’s MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury.

In the EEA we must comply with the EU Medical Device Vigilance System. Under this system, incidents must be reported to the relevant authorities of the EEA countries, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or instructions for use or an unanticipated adverse reaction or side effect which, directly or indirectly, might lead to or might have led to the death of a patient, user or other person or to a serious deterioration in their state of health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, results of operations and financial condition.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, our products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain clearance or approval, and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such product, will be subject to continued regulatory review, oversight and periodic inspection by the FDA and other domestic and foreign regulatory bodies. In particular, we and our third-party suppliers are required to comply with the QSR. In the EEA countries, compliance with harmonized standards is also recommended as this is interpreted as a presumption of conformity with the relevant Essential Requirements laid down in Annex I to the Medical Devices Directive. These FDA regulations and EU standards cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. Compliance with the QSR is subject to continual review and is monitored rigorously through periodic inspections by the FDA. Compliance with harmonized standards in the EEA is also subject to regular review through audits by Notified Bodies or other certification bodies. If we, or our manufacturers, fail to adhere to QSR requirements in the United States or other harmonized standards in the EEA, this could delay production of our products and lead to fines, difficulties in obtaining regulatory clearances and CE Certificate of Conformity, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could, in turn, have a material adverse effect on our financial condition or results of operations.

The FDA has inspected our Leesburg facility on three separate occasions: August 2006, October 2007 and January 2011. We received a Form FDA-483 list of inspectional observations on each occasion all of which have been closed by the FDA.

Any future failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications or repair, replacement, refund, recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or PMA approval of new products or modified products;

•	withdrawing 510(k) clearances that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

Any of these sanctions could have a material adverse effect on our reputation, business, results of operations and financial condition. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

Outside the EEA and the United States, our products and operations are also often required to comply with standards set by foreign regulatory bodies, and those standards, types of evaluation and scope of review differ among foreign regulatory bodies. We intend to comply with the standards enforced by such foreign regulatory bodies as needed to commercialize our products. If we fail to comply with any of these standards adequately, a foreign regulatory body may take adverse actions similar to those within the power of an EEA Notified Body or competent authority or the FDA. Any such action may harm our reputation and business, and could have an adverse effect on our business, results of operations and financial condition.

We may be subject to enforcement action if we engage in improper marketing or promotion of our products.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of unapproved, or off-label, use. Surgeons may use our products off-label, as the FDA does not restrict or regulate a surgeon’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products could be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of injury to patients and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us, and harm our reputation.

Further, the advertising and promotion of our products is subject to the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, Directive 2005/29/EC on unfair commercial practices, and other EEA countries’ legislation governing the advertising and promotion of medical devices. In addition, we are subject to EU and national Codes of Conduct. These laws and Codes of Conduct may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

The misuse or off-label use of our products may harm our image in the marketplace or result in injuries that lead to product liability suits, which could be costly to our business.

The FDA and the competent authorities of the EEA countries do not prevent a physician from using our products off-label, as the FDA and the laws of the EEA countries generally do not restrict or regulate a physician’s choice of treatment within the practice of medicine. The use of our products for indications other than those indications for which our products have been cleared by the FDA, or CE marked in the EEA, may not effectively treat such conditions or may increase the risk of injury to patients, which could harm our reputation in the marketplace among physicians and patients. Physicians may also misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us that may not be covered by insurance. Any of these events could harm our business and results of operations and cause our stock price to decline.

Clinical trials necessary to support a PMA application are expensive and require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in any future clinical trials will prevent us from commercializing any modified or new products associated with such trials and could adversely affect our business, results of operations and financial condition.

Certain of our future products may require the approval of a PMA. Initiating and completing clinical trials necessary to support a PMA application, and additional safety and efficacy data beyond that typically required for a 510(k) clearance, can be time consuming and expensive and the outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

Conducting successful clinical studies requires the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators and support staff, proximity of patients to clinical sites, patient ability to meet the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to investigational products.

Sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not adequately develop such protocols to support clearance and approval. Further, the FDA may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical trials, the FDA may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, results of operations and prospects.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our products.

We do not have the ability to independently conduct pre-clinical or clinical trials for our products and, if we need to conduct such trials in the future, we would need to rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, results of operations and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

The results of clinical trials may not support future product candidates or claims or may result in the discovery of adverse side effects.

In the future, we may need to conduct clinical trials to support approval of new products, and any future clinical trial activities that we undertake will be subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. Clinical studies intended to support a 510(k) or PMA must be conducted in compliance with the FDA’s Good Clinical Practice regulations and similar requirements in foreign jurisdictions. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the FDA or foreign authorities and Notified Bodies will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical trials will delay the filing of associated product submissions and, ultimately, our ability to commercialize products requiring submission of clinical data. It is also possible that patients enrolled in a clinical trial will experience adverse side effects that are not currently part of the product candidate’s safety profile, which could cause us to delay or abandon development of such product.

Governmental regulation and limited sources and suppliers could restrict our procurement and use of allograft bone tissue.

In the United States, the procurement and transplantation of allograft bone tissue is subject to federal law pursuant to the National Organ Transplant Act, or NOTA, a criminal statute which prohibits the purchase and sale of human organs used in human transplantation, including bone and related tissue, for “valuable consideration.” NOTA permits reasonable payments associated with the removal, transportation, processing, preservation, quality control, implantation and storage of human bone tissue. We provide processing fees to certain of our suppliers, which are registered tissue banks, for their services related to recovering allograft bone tissue. If NOTA is interpreted or enforced in a manner that prevents us from making these processing fees to our tissue bank suppliers for the services they render for us, our business could be materially adversely affected. The FDA periodically inspects tissue processors to determine compliance with these requirements. Violations of applicable regulations noted by the FDA during facility inspections could adversely affect the continued marketing of our products. We believe we comply with all aspects of the FDA’s Current Good Tissue Practice regulations, although there can be no assurance that we will comply, or will comply on a timely basis, in the future. The entity that provides us with allograft bone tissue is responsible for performing donor recovery, donor screening and donor testing and our compliance with those aspects of the Current Good Tissue Practice regulations that regulate those functions are dependent upon the actions of this independent entity.

Two third-party suppliers currently supply all of our needs for biomaterials products, which incorporate allograft bone tissue. The processing of allograft bone tissue into our biomaterials products is very labor-intensive and it is therefore difficult to maintain a steady supply stream. In addition, due to seasonal changes in mortality rates, some scarce tissues used in our biomaterials products may be, at times, in particularly short supply. We cannot be certain that our current supply of biomaterials products from our suppliers, plus any additional sources that we identify in the future, will be sufficient to meet our needs. Our dependence on a limited number of third-party suppliers and the challenges we may face in obtaining adequate supplies of allograft bone tissue involve several risks, including limited control over pricing, availability, quality and delivery schedules. In addition, any supply interruption in a sole-sourced human tissue component, could materially harm our and our third-party suppliers’ ability to manufacture our biomaterials products until a new source of supply, if any, could be found. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Negative publicity concerning methods of tissue recovery and screening of donor tissue in our industry could reduce demand for our biomaterials products and impact the supply of available donor tissue.

Media reports or other negative publicity concerning both alleged improper methods of tissue recovery from donors and disease transmission from donated tissue could limit widespread acceptance of some of our biomaterials products. Unfavorable reports of improper or illegal tissue recovery practices, both in the United States and internationally, as well as incidents of improperly processed tissue leading to the transmission of disease, may broadly affect the rate of future tissue donation and market acceptance of technologies incorporating human tissue. In addition, such negative publicity could cause the families of potential donors to become reluctant to agree to donate tissue to for-profit tissue processors. For example, the media has reported examples of alleged illegal harvesting of body parts from cadavers and resulting recalls conducted by certain companies selling human tissue based products affected by the alleged illegal harvesting. These reports and others could have a negative effect on our biomaterials business.

We are subject to environmental laws and regulations that can impose significant costs and expose us to potential financial liabilities.

The manufacture of certain of our products, including our biomaterials products, and the handling of materials used in the product testing process, including in our cadaveric laboratory, involve the controlled use of biological and/or hazardous materials and wastes. Our business and facilities and those of our suppliers are subject to foreign, federal, state and local laws and regulations relating to the protection of human health and the environment, including those governing the use, manufacture, storage, handling and disposal of, and exposure to, such materials and wastes. In addition, under some environmental laws and regulations, we could be held responsible for costs relating to any contamination at our present facilities and at third-party waste disposal sites even if such contamination was not caused by us. A failure to comply with current or future environmental laws and regulations could result in severe fines or penalties. Any such expenses or liability could have a significant negative impact on our business, results of operations and financial condition.

We or our suppliers may be the subject of claims for non-compliance with FDA regulations in connection with the processing, manufacturing or distribution of our proposed allograft bone tissue or other biomaterials products.

Allegations may be made against us or against donor recovery groups or tissue banks, including those with which we have a contractual supplier relationship, claiming that the acquisition or processing of biomaterials products does not comply with applicable FDA regulations or other relevant statutes and regulations. Allegations like these could cause regulators or other authorities to take investigative or other action against us or our suppliers, or could cause negative publicity for us or our industry generally. These actions or any negative publicity could cause us to incur substantial costs, divert the attention of our management from our business and harm our reputation.

If we or our sales representatives fail to comply with fraud and abuse laws, we could be subject to civil and criminal penalties, which could adversely impact our reputation and business operations.

There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Our relationships with surgeons, hospitals, group purchasing organizations and our international distributors are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including significant monetary penalties and, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996, as amended, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections;

•	the federal Foreign Corrupt Practices Act of 1977, or the FCPA, which prohibits corrupt payments, gifts or transfers of value to foreign officials; and

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foreign and/or U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Further, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the PPACA, among other things, amends the intent requirements of the federal Anti-Kickback Statute and the criminal statute governing healthcare fraud. A person or entity can now be found guilty of violating the federal Anti-Kickback Statute and the federal criminal healthcare fraud statute without actual knowledge of the statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute. Possible sanctions for violation of laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Moreover, while we do not submit claims and our customers make the ultimate decision on how to submit claims, from time-to-time, we may provide reimbursement guidance to our customers. If a government authority were to conclude that we provided improper advice to our customers and/or encouraged the submission of false claims for reimbursement, we could face action against us by government authorities. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under the federal Anti-Kickback Statute, it is possible that some of our business activities, including our relationship with surgeons, hospitals, group purchasing organizations and our independent sales agencies and distributors, could be subject to challenge under one or more of such laws.

We have entered into certain agreements, including consulting agreements and royalty agreements, with surgeons, including some who order and use our products in procedures they perform. While these transactions were structured to comply with all applicable laws, including state and federal anti-kickback laws, to the extent applicable, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties, including debarment. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. We could also be adversely affected if regulatory agencies interpret our financial relationships with spine surgeons who order our products to be in violation of applicable laws. This could subject us to civil and criminal penalties for non-compliance, the cost of which could be substantial.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, has recently increased its scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. In addition, settlements with the DOJ or other law enforcement agencies have forced healthcare providers to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians. The PPACA imposed new reporting requirements on device manufacturers for payments made by them and in some cases, their distributors, to physicians and teaching hospitals, as well as ownership and investment interests held by physicians (commonly known as the Physician Payment Sunshine Act). Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Device manufacturers were required to begin collecting data on August 1, 2013 and must submit reports to CMS by March 31, 2014 and by the 90th day of each subsequent calendar year. Due to the difficulty in complying with the Physician Payment Sunshine Act and the use of independent sales agencies as part of our U.S. sales force, we cannot assure you that we will successfully report all transfers of value by us and our independent sales agencies, and any failure to comply could result in significant fines and penalties.

Certain states mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and tracking and/or require the reporting of gifts, compensation and other remuneration to physicians. A similar trend is observed in foreign jurisdictions such as France. In France, a recently adopted law and a decree require companies working in the health sector to publicly disclose direct or indirect benefits granted to, and agreements entered into with, physicians and other healthcare professionals. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may violate one or more of the requirements.

Most of these laws apply to not only the actions taken by us, but also actions taken by our independent sales agencies and distributors. We have limited knowledge and control over the business practices of our independent sales agencies and distributors, and we may face regulatory action against us as a result of their actions which could have a material adverse effect on our reputation, business, results of operations and financial condition.

In addition, the scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal or state regulatory authorities might challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming. In addition, we cannot predict the impact of any changes in these laws, whether or not retroactive.

U.S. legislative or FDA regulatory reforms may make it more difficult and costly for us to obtain regulatory approval of our product candidates and to manufacture, market and distribute our products after approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

For example, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared products on a timely basis. For example, in 2011, the FDA initiated a review of the premarket clearance process in response to internal and external concerns regarding the 510(k) program, announcing 25 action items designed to make the process more rigorous and transparent. In addition, as part of the Food and Drug Administration Safety and Innovation Act of 2012, or the FDASIA, Congress enacted several reforms entitled the Medical Device Regulatory Improvements and additional miscellaneous provisions which will further affect medical device regulation both pre- and post-approval. The FDA has implemented, and continues to implement, these reforms, which could impose additional regulatory requirements upon us and delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. For example, the FDA recently issued guidance documents intended to explain the procedures and criteria the FDA will use in assessing whether a 510(k) submission meets a minimum threshold of acceptability and should be accepted for review. Under the “Refuse to Accept” guidance, the FDA conducts an early review against specific acceptance criteria to inform 510(k) submitters if the submission is administratively complete, or if not, to identify the missing element(s). Submitters are given the opportunity to provide the FDA with the identified information, but if the information is not provided within a defined time, the submission will not be accepted for FDA review. Any change in the laws or regulations that govern the clearance and approval processes relating to our current and future products could make it more difficult and costly to obtain clearance or approval for new products, or to produce, market and distribute existing products. Significant delays in receiving clearance or approval, or the failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

U.S. legislative or regulatory healthcare reforms may make it more difficult and costly for us to market and distribute our products after clearance or approval is obtained.

Recent political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. The sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government health programs, private health insurers, health maintenance organizations and other healthcare-related organizations. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. Such legislation and regulations may result in decreased reimbursement for medical devices and/or the procedures in which they are used, which may further exacerbate industry-wide pressure to reduce the prices charged for medical devices. This could harm our ability to market our products and generate sales.

Federal and state governments in the United States have recently enacted legislation to overhaul the nation’s healthcare system. While the goal of healthcare reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The PPACA significantly impacts the medical device industry. Among other things, the PPACA:

•	imposes an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States, which began on January 1, 2013 (described in more detail below);

•	establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

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implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

•	creates an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Our financial performance may be adversely affected by medical device tax provisions in the healthcare reform laws.

The PPACA imposes, among other things, an excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States, which began on January 1, 2013. Under these provisions, the Congressional Research Service predicts that the total cost to the medical device industry may be up to $20 billion over the next decade. The Internal Revenue Service issued final regulations implementing the tax in December of 2012 which requires, among other things, bi-monthly payments and quarterly reporting. We anticipate that primarily all of our sales of medical devices in the United States will be subject to this 2.3% excise tax. During the year ended December 31, 2013, we recognized $2.0 million in tax expense associated with the medical device tax in the United States, which is included in cost of revenue.

Risks Related to our Financial Results and Need for Financing

We will need to generate significant sales to become profitable.

We intend to increase our operating expenses substantially as we add sales representatives, independent sales agencies and distributors to increase our geographic sales coverage, increase our marketing capabilities, conduct clinical trials and increase our general and administrative functions to support our growing operations. We will need to generate significant sales to achieve profitability and we might not be able to do so. Even if we do generate significant sales, we might not be able to achieve profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we anticipate or if our operating expenses exceed our expectations, our financial performance will likely be adversely affected.

Our sales volumes and our results of operations may fluctuate over the course of the year.

We have experienced and continue to experience meaningful variability in our sales and gross profit among quarters, as well as within each quarter, as a result of a number of factors, including, among other things:

•	the number of products sold in the quarter;

•	the unpredictability of sales of full sets of spinal implants and instruments to our international distributors;

•	the demand for, and pricing of, our products and the products of our competitors;

•	the timing of or failure to obtain regulatory clearances or approvals for products;

•	costs, benefits and timing of new product introductions;

•	increased competition;

•	the availability and cost of components and materials;

•	the number of selling days in the quarter;

•	fluctuation and foreign currency exchange rates; and

•	impairment and other special charges.

Our business is not generally seasonal in nature but our sales may be influenced by summer vacation and winter holiday periods, as we have experienced a higher incidence of adolescent surgeries during these periods which may lead to higher sales of our products in the second and fourth quarters of our fiscal year.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

We believe that our current cash and cash equivalents, including the proceeds from this offering together with our expected cash from operations will be sufficient to meet our projected operating requirements for the foreseeable future. However, continued expansion of our business will be expensive and we may seek additional funds from public and private stock offerings, borrowings under our existing or new credit facilities or other sources which we may not be able to maintain or obtain on acceptable or commercially reasonable terms, if at all. Our capital requirements will depend on many factors, including:

•	market acceptance of our products;

•	the revenue generated by sales of our products;

•	the costs associated with expanding our sales and marketing efforts;

•	the expenses we incur in manufacturing and selling our products;

•	the costs of developing and commercializing new products or technologies;

•	the scope, rate of progress and cost of our clinical trials;

•	the cost of obtaining and maintaining regulatory approval or clearance of our products and products in development;

•	the costs associated with complying with state, federal and international transparency laws;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	the cost of enforcing or defending against non-competition claims;

•	the number and timing of acquisitions and other strategic transactions;

•	the costs associated with our planned international expansion;

•	the costs associated with increased capital expenditures, including fixed asset purchases of instrument sets which we loan to hospitals to support surgeries; and

•	unanticipated general and administrative expenses.

As a result of these factors, we may seek to raise additional capital to:

•	maintain appropriate product inventory levels;

•	fund our operations and clinical trials;

•	continue our research and development;

•	defend, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

•	address FDA or other governmental, legal/enforcement actions and remediate underlying problems;

•	commercialize our new products, if any such products receive regulatory clearance or approval for sale; and

•	acquire companies and license products or intellectual property.

Such capital may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional capital, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional capital through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise capital on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures, changes in our supplier relationships, or unanticipated customer requirements. Any of these events could adversely affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations and financial condition.

Our revolving credit facility expires on October 29, 2014, and if we are unable to extend the maturity date or obtain a new credit facility, it would have a material adverse effect on our operations and liquidity.

Our revolving credit facility expires on October 29, 2014 and all outstanding borrowings will become due and payable. We expect to seek an extension of the term of this facility or a new credit facility in the near future. If, however, we are not able to extend the revolving credit facility or obtain a new credit facility, we will be required to seek alternative financing or sell equity or debt to continue our operations. No assurance can be given that any extension, refinancing, additional borrowing or sale of debt will be available when needed or that we will be able to negotiate acceptable terms.

Our revolving credit facility contains restrictive covenants that may limit our operating flexibility.

Our revolving credit facility contains certain restrictive covenants that limit, among other things, our ability to dispose of assets, merge with other companies or consummate certain changes of control, pay dividends, incur additional indebtedness and liens, make investments, enter into transactions with affiliates, enter new businesses or prepay subordinated indebtedness. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lenders or terminate the revolving credit facility. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest on such debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt.

Continuing worldwide economic instability could adversely affect our revenue, collectability of our accounts receivable, financial condition or results of operations and those of our suppliers, counterparties and consumers, which could harm our financial position.

Since fiscal year 2008, the global economy has been impacted by the sequential effects of an ongoing global financial crisis. This global financial crisis has caused extreme disruption in the financial markets, including severely diminished liquidity and credit availability. There can be no assurance that there will not be further deterioration in the global economy. Our customers and suppliers may experience financial difficulties or be unable to borrow money to fund their operations, which may adversely impact their ability to purchase our products, pay for our products on a timely basis, if at all, or supply us with our products. As with our customers and suppliers, these economic conditions make it more difficult for us to accurately forecast and plan our future business activities. In light of the current economic state of many countries in which we do business, we continue to monitor their creditworthiness. Failure to receive payment of all or a significant portion of these receivables could adversely affect our results of operations.

Risks Related to our Intellectual Property and Potential Litigation

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success depends significantly on our ability to protect our proprietary rights to the technologies and inventions used in, or embodied by, our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage.

Patent Rights

As of December 31, 2013, we owned 103 issued U.S. patents, 60 issued foreign patents, 105 pending U.S. patent applications and 70 pending foreign patent applications. It is our practice to file continuation and divisional applications as warranted which may provide additional intellectual property protection if those continuation and divisional applications issue as U.S. patents. Our issued patents expire between 2015 and 2033, subject to payment of required maintenance fees, annuities and other charges.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries that represent major markets where we intend to make, have made, use or sell key patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date.

Furthermore, the process of applying for patent protection itself is time consuming and expensive and we cannot assure you that any of our patent applications will issue as patents. The rights granted to us under our patents, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage and they could be opposed, contested or circumvented by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. In addition, our pending patent applications include claims to material aspects of our products and procedures that are not currently protected by issued patents. In addition, the patents we own may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage, and competitors may be able to design around our patents or develop products that provide outcomes comparable to ours without infringing on our intellectual property rights.

Moreover, the United States Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

Due to differences between foreign and U.S. patent laws, our patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Even if patents are granted outside the United States, effective enforcement in those countries may not be available, and the scope of protection may vary significantly from country to country. In some cases, we have filed patent applications outside the United States in the EEA, Canada, Australia and Japan and we therefore lack any patent protection in all other countries. In countries where we do not have significant patent protection, we may not be able to stop a competitor from marketing products in such countries that are the same as or similar to our products.

Trademarks

We rely on our trademarks as one means to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. As of December 31, 2013, we had 27 U.S. trademark registrations, 62 foreign trademark registrations, five pending U.S. applications to register trademarks and 28 foreign applications to register trademarks. However, our trademark applications may not be approved. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademarks.

Confidentiality Agreements and Intellectual Property Assignments

Furthermore, although we have taken steps to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and scientific advisors, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information or technology in the event of unauthorized use or disclosure or other breaches of such agreements.

Intellectual Property Litigation

In the event a competitor infringes upon our patents, trademarks or other intellectual property rights, enforcing those patents, trademarks and other rights may be costly, difficult, time consuming or unsuccessful. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management’s attention from managing our business. Litigation to defend our patents and trademarks against challenges or enforce our intellectual property rights could provoke significant retaliatory litigation, which could be costly, result in the diversion of management’s time and efforts, require us to pay damages and other amounts or prevent us from marketing our existing or future products. Moreover, we may not have sufficient resources or desire to enforce our intellectual property rights or to defend our patents or trademarks against a challenge.

We rely heavily on patent rights that we either license from others or have obtained through assignments which may be subject to assignment back to the original assignor. In both cases, if we fail to make payments, or under certain other circumstances, the other party may terminate the license or require re-assignment of the patent rights, as applicable. If we are unable to maintain our licenses to or ownership of such patent rights, as applicable, or obtain additional licenses and assignments that we may need, our ability to compete will be harmed.

We rely heavily on intellectual property that we license from others, including patented technology that is integral to our devices. We are particularly dependent on our licensing arrangements relating to our MESA technology. We also rely on our licensing arrangement relating to our angle-stable fixation systems and our licensing arrangement relating to our interbody fusion implants. Any of these licensors or other third-party licensors may terminate our license or, in some cases, terminate the limited exclusivity we enjoy under a license, in the event that we fail to make required payments or for other causes. In addition, we may not have the right to enforce licensed patents against third-party infringers, and we thus may be unable to derive full competitive advantage from the licensed patents. Approximately 54%, 54% and 53% of our revenue were derived from sales of products that incorporate licensed technologies for the years ended December 31, 2011, 2012 and 2013, respectively. Furthermore, a number of the patents and patent applications we own were acquired pursuant to assignments which are subject to assignment back to the original licensor if we fail to make required payments or for other causes. If we are unable to maintain our licenses to or ownership of certain patent rights, our ability to compete in the market for spinal surgery devices will be harmed.

In addition, as we enhance our current product offerings and develop new ones, we may find it advisable or necessary to seek additional licenses or assignments from third parties that hold patents covering technology or methods used in our products. If we cannot obtain these additional licenses or assignments, we could be forced to design around those patents at additional cost or abandon the product altogether. As a result, our ability to grow our business and compete in the market for spinal surgery devices may be harmed.

The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages or prevent us from marketing our existing or future products.

Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. Generally, we do not conduct independent reviews of patents issued to third parties. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, so there may be applications of others now pending of which we are unaware that may later result in issued patents that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved and the uncertainty of litigation increase the risk of business assets and management’s attention being diverted to patent litigation. In the future, we may receive communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights and/or offering licenses to such intellectual property. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property rights;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

•	incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

•	pay the attorney fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and/or infeasible; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Further, as the number of participants in the spinal surgery industry grows, the possibility of intellectual property infringement claims against us increases. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages if we are found to have willfully infringed such intellectual property rights) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition.

In addition, we generally indemnify our customers, independent sales agencies and international distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers, independent sales agencies or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, independent sales agencies or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, independent sales agencies or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We may be subject to damages resulting from claims that we, our employees, our independent sales agencies or our distributors have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors, in some cases until recently. Many of our independent sales agencies and distributors sell, or in the past have sold, products of our competitors. We may be subject to claims that we, our employees or our independent sales agencies and distributors have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of these former employers or competitors. In addition, we have been and may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales agencies and distributors and their representatives. A loss of key personnel or their work product could have an adverse effect on our business, results of operations and financial condition.

If product liability lawsuits are brought against us, our business may be harmed, and we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for spine surgery procedures. Spine surgery involves significant risk of serious complications, including bleeding, nerve injury, paralysis and even death. Furthermore, if spine surgeons are not sufficiently trained in the use of our products, they may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes or patient injury. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients.

We have had, and continue to have, a small number of product liability claims relating to our products, none of which either individually, or in the aggregate, have resulted, or we believe will result, in a material negative impact on our business. In the future, we may be subject to additional product liability claims, some of which may have a negative impact on our business.

Regardless of the merit or eventual outcome, product liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	significant litigation costs;

•	substantial monetary awards to or costly settlements with patients;

•	product recalls;

•	loss of revenue;

•	the inability to commercialize new products or product candidates; and

•	diversion of management attention from pursuing our business strategy and may be costly to defend.

Although we have product and other liability insurance that we believe is appropriate for our current level of operations, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if it is available, the coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we could be exposed to significant financial and other liabilities, which may harm our business. If a product liability claim or series of claims is brought against us for uninsured liabilities or for amounts in excess of insured liabilities, it could have a material adverse effect on our business, results of operations and prospects. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers.

In addition, medical malpractice carriers are withdrawing coverage in certain regions or substantially increasing premiums. In the event we become a defendant in a product liability suit in which the treating surgeon or hospital does not have adequate malpractice insurance, the likelihood of liability being imposed on us could increase.

Defending a suit, regardless of merit, could be costly, could divert management’s attention from our business and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial patient participants or result in reduced acceptance of our products in the market. As a result, any product liability claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely affect or eliminate the prospects for commercialization or sales of a product or product candidate that is the subject of any such claim.

Because allograft bone tissue used in our biomaterials program may entail a risk of communicable diseases to human recipients, we may be the subject of product liability claims regarding our allograft bone tissue.

The development and use of allograft bone tissue and biomaterials products may entail particular risk of transmitting diseases to human recipients. Any such transmission could result in the assertion of substantial product liability claims against us. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Claims against us arising out of our biomaterials program, regardless of their merit or potential outcome, may also hurt our reputation and ability to sell our products.

Risks Related to Our International Operations

Our international operations subject us to certain operating risks, which could adversely impact our net sales, results of operations and financial condition.

We began selling our products internationally in 2008. We currently generate revenue from 27 countries internationally, in addition to the United States, including the United Kingdom, Germany, Spain, Italy, Canada, Australia and Japan. International sales of our products represented 25%, 26% and 29% of our revenue for the years ended December 31, 2011, 2012 and 2013, respectively. The sale and shipment of our products across international borders, as well as any purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade, import and export and customs regulations and laws. Compliance with these regulations is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the FCPA and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, suspension or withdrawal of our CE Certificates of Conformity, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, product recalls and withdrawals, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, many of the countries in which we sell our products are, to some degree, subject to political, economic or social instability. Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include, but are not limited to:

•	differing existing or future regulatory and certification requirements;

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

•

pricing pressure that we may experience internationally, which could result from, among other causes, the fact that many foreign governments subject their constituent surgical device companies to a materially less costly regulatory regime than that imposed upon U.S. surgical device companies by the United States government;

•	difficulties and costs of staffing and managing foreign operations;

•

changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	potentially adverse U.S. tax consequences, including regulatory requirements regarding our ability to repatriate profits to the United States;

•

the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	laws and business practices favoring local companies;

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	management communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	difficulties in maintaining consistency with our internal guidelines in new markets;

•	difficulties in enforcing agreements through certain foreign legal systems;

•	the uncertainty of protection for intellectual property rights in some countries and difficulties in enforcing or defending intellectual property rights internationally; and

•	political and economic instability and terrorism.

In addition, our international operations expose us to risks of fluctuations in foreign currency exchange rates. Because our financial statements are denominated in U.S. dollars, a decline in foreign currencies in which we make sales would negatively impact our overall revenue as reflected in our financial statements. To date, we have not used risk management techniques to hedge the risks associated with these fluctuations. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign currency exchange exposure, they are based on forecasts that may vary or that may later prove to have been inaccurate. As a result, fluctuations in foreign currency exchange rates or our failure to successfully hedge against these fluctuations could have a material adverse effect on our results of operations and financial condition. We also may encounter difficulties in converting our earnings from international operations to U.S. dollars for use in the United States. These obstacles may include problems moving funds out of the countries in which the funds were earned and difficulties in collecting accounts receivable in foreign countries where the usual accounts receivable payment cycle is longer.

Any of these factors may adversely impact our operations. All of our international sales with independent distributor partners to date have been denominated in U.S. dollars. In the EEA, healthcare regulation and reimbursement for medical devices varies significantly from country-to-country. This changing environment could adversely affect our ability to sell our products in some EEA countries, which could negatively affect our results of operations.

Failure to comply with the FCPA and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

We are subject to the FCPA and other anti-bribery legislation around the world. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made. As a substantial portion of our revenue is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business or other advantages. In many foreign countries, particularly in countries with developing economies, some of which represent significant markets for us, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to comply with the FCPA and similar laws, such policy may not be effective at preventing all potential FCPA or other violations. Although our agreements with our international distributors clearly state our expectations for our distributors’ compliance with U.S. laws, including the FCPA, and provide us with various remedies upon any non-compliance, including the ability to terminate the agreement, we also cannot guarantee our distributors’ compliance with U.S. laws, including the FCPA. Therefore there can be no assurance that none of our employees and agents, or those companies to which we outsource certain of our business operations, have not and will not take actions that violate our policies or applicable laws, for which we may be ultimately held responsible. Any violation of the FCPA and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, results of operations and financial condition.

Furthermore, we are subject to the export controls and economic embargo rules and regulations of the United States, including, but not limited to, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury, as well as the laws and regulations administered by the Department of Commerce. These regulations limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. A determination that we have failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines and enforcement actions and civil and/or criminal sanctions, the disgorgement of profits and the imposition of a court-appointed monitor, as well as the denial of export privileges, and may have an adverse effect on our reputation.

Risks Related to this Offering and Ownership of Our Common Stock

Our Sponsor controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, our Sponsor will beneficially own approximately     % of our common stock, or     % if the underwriters exercise in full their option to purchase additional shares from the selling stockholders. Moreover, under our bylaws and the stockholders’ agreement with our Sponsor and certain other existing owners that will be in effect by the completion of this offering, for so long as our existing owners and their affiliates retain significant ownership of us, we will agree to nominate to our board individuals designated by our Sponsor and certain other existing owners. Even when our Sponsor and its affiliates cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsor continues to own a significant percentage of our stock our Sponsor will still be able to significantly influence the composition of our Board of Directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, our Sponsor will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Our Sponsor and its affiliates engage in a broad spectrum of activities, including investments in the medical device industry generally. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon the listing of our shares on NASDAQ, we will be a “controlled company” within the meaning of NASDAQ rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, our Sponsor will continue to control a majority of the voting power of our common stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common stock:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for the purpose. Upon becoming a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. However, as an emerging growth company, our independent registered public accounting firm will not be required to express an opinion as to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report on Form 10-K or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective or if our independent registered public accounting firm, when required, is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

There may not be an active trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We intend to use a portion of the net proceeds from this offering to pay all accumulated and unpaid dividends on our Series A Preferred and Series B Preferred. However, we have no current plans to pay dividends on our common stock. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our Board of Directors may deem relevant. In addition, our ability to pay dividends will be limited by our revolving credit facility and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing owners. Assuming an offering price of $         per share of common stock, which is the mid-point of the price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $         per share of common stock. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately          million shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under our 2014 Omnibus Incentive Plan. See “Executive Compensation—Equity Compensation and Stock Purchase Plan.” In addition, we have reserved                  shares of common stock for future issuance under our ESPP. See “Executive Compensation—Equity Compensation and Stock Purchase Plan.” Any common stock that we issue, including under our Omnibus Incentive Plan, our ESPP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of                  shares of our common stock outstanding. Of the outstanding shares, the                  shares sold in this offering (or                  shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding                  shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and all significant equity holders, including the selling stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 180 days following the date of this prospectus. The representatives of the underwriters may, in their sole discretion and without notice, release all or any portion of the shares of common stock subject to lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such                      shares (or                  shares if the underwriters exercise their option to purchase additional shares in full) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsor will be considered an affiliate 180 days after this offering based on their expected share ownership (consisting of                  shares), as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2014 Omnibus Incentive Plan and our ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares of our common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our Board of Directors. Among other things:

•

although we do not have a stockholder rights plan, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions provide for a classified Board of Directors with staggered three-year terms;

•

these provisions prohibit stockholder action by written consent from and after the date on which our Sponsor and its affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors unless such action is recommended by all directors then in office;

•

these provisions provide that the Board of Directors is expressly authorized to make, alter, or repeal our bylaws and that for as long as our Sponsor and its affiliates beneficially own, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, recission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock. At any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, recission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class; and

•	these provisions establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, we are electing to delay the adoption of new or revised accounting standards applicable to public companies until those standards apply to private companies, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies.

We also currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after fiscal 2014, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. We may remain an “emerging growth company” until as late as December 31, 2019 (the fiscal year-end following the fifth anniversary of the completion of this initial public offering), though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if the market value of our common stock that is held by nonaffiliates exceeds $700.0 million as of any June 30, in which case we would cease to be an “emerging growth company” as of the following December 31, (2) if our gross revenue exceeds $1.0 billion in any fiscal year or (3) if we issue more than $1.0 billion in non-convertible notes in any three year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

Our Board of Directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to issue          million shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our ability to use our net operating loss carryforwards may be subject to limitation.

As of December 31, 2013, we had federal net operating loss carryforwards, or NOLs, to offset future taxable income. A lack of future taxable income would adversely affect our ability to use these NOLs and, as a result of this and other factors, we have taken a valuation allowance against the NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its NOLs to offset future taxable income. We underwent such an ownership change in 2010, and, as a result, we are limited in our ability to use the portion of our NOLs that existed as of the time of such ownership change. Because of this limitation and other factors, we have taken a valuation allowance against that portion of our NOLs. Future changes in our stock ownership, including those that result from this or future offerings, could result in an ownership change under Section 382 of the Code. If such an ownership change occurred, our ability to use our NOLs to offset future taxable income, if any, could be limited.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus.

We operate in a very competitive and challenging environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make.

TRADEMARKS AND SERVICE MARKS

MESA, Deformity Cricket, Rail 4D Technology, RAVINE, SERENGETI, EVEREST and tifix (licensed by D. Wolter) and other trademarks, trade names and service marks of K2M and our brands appearing in this prospectus are the property of K2M and our affiliates.

Solely for convenience, the trademarks, service marks and trade names may be referred to in this prospectus without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding the medical device and spinal surgery industries. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. iData Research, Inc., the primary source for third-party market data and industry statistics and forecasts included in this prospectus, was contracted by us to compile this information. iData does not guarantee the performance of any company about which it collects and provides data. Nothing in the iData data should be construed as advice. Some data and other information are also based on the good faith estimates of management, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $         million assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds received by us from this offering (1) to retire all $         million of the indebtedness outstanding under the Shareholder Notes, (2) to pay all $         million of accumulated and unpaid dividends on our Series A Preferred and our Series B Preferred, (3) to repay all $         million of the outstanding borrowings under our revolving credit facility and (4) for working capital and general corporate purposes. Our use of proceeds from this offering for working capital and general corporate purposes is currently expected to include approximately $         million to expand our global distribution network by hiring qualified sales employees and purchasing inventory to support their sales efforts and approximately $         million in connection with our expected relocation to a new leased headquarters facility in 2015.

As of December 31, 2013, we had indebtedness with an aggregate principal value at maturity of $22.3 million outstanding under the Shareholder Notes. The Shareholders Notes accrue interest at a rate of 10.0% per annum, if paid in cash, or 13.0% per annum, if paid-in-kind, and mature on June 21, 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Shareholder Notes.” We used the proceeds from our Shareholder Notes to fund working capital and make investments in our business. Certain of the Shareholder Notes are held by affiliates of the Company and such affiliates will receive a portion of the proceeds from this offering. See “Certain Relationships and Related Party Transactions.”

As of December 31, 2013, we had $23.5 million of borrowings outstanding under our revolving credit facility. Our revolving credit facility is scheduled to mature on October 29, 2014. As of December 31, 2013, the average interest rate on the borrowings under our revolving credit facility was 4.25% per annum. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Revolving Credit Facility.” We used the borrowings under our revolving credit facility to fund working capital and make investments in our business.

As of December 31, 2013, we had $15.7 million of accumulated and unpaid dividends on our Series A Preferred and our Series B Preferred. Certain of our Series A Preferred and our Series B Preferred are held by affiliates of the Company and, in connection with the payment of all accumulated and unpaid dividends on our Series A Preferred and our Series B Preferred described above, such affiliates will receive a portion of the proceeds from this offering. See “Certain Relationships and Related Party Transactions.”

An increase (decrease) of 1.0 million shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and other estimated offering expenses payable by us, would increase (decrease) our net proceeds from this offering by $         million. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of our common stock would increase (decrease) our expected net proceeds by approximately $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and other estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, if any, pursuant to the underwriters’ option to purchase additional shares. For more information about the selling stockholders, see “Principal and Selling Stockholders.”

DIVIDEND POLICY

We intend to use a portion of the net proceeds from this offering to pay all accumulated and unpaid dividends on our Series A Preferred and our Series B Preferred. See “Use of Proceeds.” However, we have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, the credit agreement governing our revolving credit facility restricts our ability to pay dividends on our common stock. We expect that any future credit agreements will contain similar restrictions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Revolving Credit Facility.”

We did not declare or pay any dividends on our common stock in 2011, 2012 or 2013.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013, on:

•	an actual basis;

•

a pro forma basis to give effect to the following, as if each had occurred on December 31, 2013: (i) the automatic conversion of all shares of our Series A Preferred to             shares of our common stock and (ii) the automatic conversion of all shares of our Series B Preferred to              shares of our common stock; and

•

a pro forma as adjusted basis to give effect to the following, as if each had occurred on December 31, 2013: (i) the automatic conversion of all shares of our Series A Preferred to shares of our common stock, (ii) the automatic conversion of all shares of our Series B Preferred to              shares of our common stock, (iii) the sale of              shares of common stock by us at an offering price of $             per share, which represents the mid-point of the initial public offering price range indicated on the cover page of this prospectus and (iv) the application of the net proceeds of this offering as described in “Use of Proceeds.”

The information below is illustrative only, and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. You should read this table together with the information contained in this prospectus, including “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(amounts in thousands, except share data)
Total long-term debt and obligations:
Borrowings under our revolving credit facility(2)	$23,500	$	$
Shareholder Notes, net of unamortized discount	19,650

Total debt	43,150
Series A redeemable convertible preferred stock, $0.001 par value, 7,300,000 shares authorized, 7,250,855 shares issued and outstanding	56,667
Series B redeemable convertible preferred stock, $0.001 par value, 6,500,000 shares authorized, 6,301,290 shares issued and outstanding	52,414
Common stock, par value $0.001 per share, shares authorized and shares issued and outstanding, actual; and shares authorized and shares issued and outstanding, as adjusted	54
Additional paid-in capital	165,619
Accumulated other comprehensive loss	(920)
Accumulated deficit	(70,568)

Total stockholders’ equity	94,185

Total capitalization	$253,835	$	$

footnotes on following page

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) additional paid-in capital and total stockholders’ equity by approximately $         million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discount and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital and total stockholders’ equity by approximately $         million after deducting the estimated underwriting discount and estimated offering expenses payable by us.

(2)

Our revolving credit facility consists of a $30.0 million asset-based revolving credit facility maturing in October 2014. As of December 31, 2013, we had $23.5 million of borrowings outstanding and approximately $4.7 million in additional borrowing capacity thereunder. Our borrowing capacity depends, in part, on inventory, accounts receivable and other assets that fluctuate from time to time and may further depend on the lenders’ discretionary ability to impose reserves and availability blocks and to recharacterize assets that might otherwise incrementally increase borrowing availability.

The foregoing table and calculations do not reflect:

•	shares of common stock reserved for future issuance under our 2014 Omnibus Incentive Plan;

•	shares of common stock reserved for future issuance under our ESPP;

•	shares of common stock issuable upon exercise of outstanding options issued under our existing equity incentive plans at a weighted exercise price of $ per share; or

•	shares of common stock issuable upon vesting of outstanding restricted stock units.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share as adjusted to give effect to this offering and the use of proceeds therefrom. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book deficit as of December 31, 2013 was approximately $92.1 million, or a deficit of $         per share of our common stock. We calculate net tangible book deficit per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to (1) our sale of the shares in this offering at an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us and (2) the use of proceeds therefrom, as set forth under “Use of Proceeds,” as if each had occurred on December 31, 2013, our pro forma net tangible book value as of December 31, 2013 would have been $         million, or $         per share. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $         per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $         per share to new investors purchasing shares in this offering at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book deficit per share as of December 31, 2013	$
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering and use of proceeds therefrom

Pro forma net tangible book value per share of common stock, as adjusted to give effect to this offering

Dilution per share to new investors in this offering		$

Dilution is determined by subtracting pro forma net tangible book value per share of common stock, as adjusted to give effect to this offering, from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders, the as adjusted negative net tangible book value per share would be $         per share and the dilution to new investors in this offering would be $         per share.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discount and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the net tangible book value attributable to new investors by $         per share and the dilution to new investors by $         per share and increase (decrease) the pro forma net tangible book value per share, as adjusted to give effect to this offering, by $         per share. An increase (decrease) of 1.0 million shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital and total stockholders’ equity by approximately $         million after deducting the estimated underwriting discount and estimated offering expenses that we must pay, would increase (decrease) the net tangible book value attributable to new investors by $         per share and the dilution to new investors by $         per share and increase (decrease) the pro forma net tangible book value per share, as adjusted to give effect to this offering, by $         per share.

The following table summarizes, as of December 31, 2013, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below is based on                  shares of common stock outstanding immediately after the consummation of this offering and does not give effect to shares of common stock reserved for future issuance under the 2014 Omnibus Incentive Plan or the ESPP. The table below gives effect to the sale of new shares of common stock in this offering at the initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and excludes the estimated underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
(in thousands, other than shares and percentages)

Existing stockholders		%		$	%		$

New investors(1)
Total		100.0%	$		100.0%	$

(1)	Does not reflect any shares that may be purchased by new investors from the selling stockholders pursuant to the underwriters’ option to purchase additional shares.

If the underwriters were to fully exercise their option to purchase                  additional shares of our common stock from the selling stockholders, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons as of December 31, 2013 would be     % and the percentage of shares of our common stock held by new investors would be     %.

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $         million, $         million and $         per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $         million, $         million and $         per share, respectively.

The tables and calculations above assume no exercise of outstanding options. As of                 , there were shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of approximately $         per share. To the extent that the outstanding options are exercised, there will be further dilution to new investors purchasing common stock in the offering. See “Description of Capital Stock.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial and operating data for the periods indicated. The selected financial data as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated balance sheet data presented below as of December 31, 2011 has been derived from our audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results expected for any future period. The selected historical consolidated financial data reflects the             -for-             reverse stock split that we intend to effectuate prior to this offering, assuming a public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus).

The pro forma basic and diluted weighted average shares and pro forma basic and diluted net loss per common share data for the year ended December 31, 2013 presented below are unaudited and give effect to the automatic conversion of all outstanding shares of our Series A Preferred to                  shares of our common stock and the automatic conversion of all outstanding shares of our Series B Preferred to                  shares of our common stock immediately prior to the consummation of this offering.

The pro forma as adjusted basic and diluted weighted average shares and basic and diluted net loss per share data for the year ended December 31, 2013 are unaudited and give effect to (1) the automatic conversion of all outstanding shares of our Series A Preferred to                      shares of our common stock and the automatic conversion of all outstanding shares of our Series B Preferred to                      shares of our common stock, (2) the sale of                  shares of our common stock in this offering at an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, (3) the application of $         million of the net proceeds from this offering to retire all outstanding indebtedness under the Shareholder Notes, (4) the application of $                     million of our net proceeds from this offering to repay all indebtedness outstanding under our revolving credit facility and (5) the application of $         million of the net proceeds from this offering to pay all accumulated and unpaid dividends on our Series A Preferred and our Series B Preferred, as if each had occurred on January 1, 2013. The pro forma as adjusted consolidated summary financial data is not necessarily indicative of what our financial position or results of operations would have been if this offering had been completed as of the date indicated, nor is such data necessarily indicative of our financial position or results of operations for any future date or period.

You should read the selected historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus. Our historical results of operations are not necessarily indicative of future results of operations.

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except per share data)
Statement of Operations Data:
Revenue		$118,005		$135,145		$157,584
Cost of revenue		47,984		43,962		50,162

Gross profit		70,021		91,183		107,422
Operating expenses:
Research, development and engineering		11,930		9,031		12,402
Sales and marketing		63,176		70,163		80,183
General and administrative		49,431		57,821		59,758
Contingent consideration		(50,436)		(324)		—

Total operating expenses		74,101		136,691		152,343

Loss from operations		(4,080)		(45,508)		(44,921)
Other income (expense):
Foreign currency transaction gain(loss)		(560)		1,034		1,477
Interest expense		(236)		(1,222)		(2,810)

Total other expense, net		(796)		(188)		(1,333)

Loss before benefit from income taxes		(4,876)		(45,696)		(46,254)
Benefit from income taxes		(18,221)		(13,041)		(8,341)

Net income (loss)		13,345		(32,655)		(37,913)
Accretion or write-up of preferred stock		(13,773)		(9,954)		(19,439)

Net loss allocable to common stockholders		$(428)		$(42,609)		$(57,352)

Per Share Data:
Net loss per common share—basic and diluted	$		$		$
Pro forma net loss per common share—basic and diluted (unaudited)
Pro forma as adjusted net loss per common share— basic and diluted (unaudited)
Weighted-average number of shares used in per share amounts:
Basic and diluted
Pro forma basic and diluted
Pro forma as adjusted basic and diluted

	As of December 31,
	2011	2012	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,226	$7,011	$7,419
Working capital	44,588	47,369	32,549
Total assets	329,659	299,617	296,936
Total long-term debt, net of discount	13,000	26,668	19,650
Total liabilities	73,354	71,517	93,670
Total redeemable convertible preferred stock	65,719	78,068	109,081
Total stockholders’ equity	190,586	150,032	94,185

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Summary—Summary Historical Consolidated Financial Data,” “Risk Factors,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those contained in or implied by the forward-looking statements. All references to years, unless otherwise noted, refer to our fiscal years, which end on December 31.

Overview

We are a global medical device company focused on designing, developing and commercializing innovative and proprietary complex spine technologies and techniques. Our complex spine products are used by spine surgeons to treat some of the most difficult and challenging spinal pathologies, such as deformity (primarily scoliosis), trauma and tumor. We believe these procedures typically receive a higher rate of positive insurance coverage and often generate more revenue per procedure as compared to other spine surgery procedures. We have applied our product development expertise in innovating complex spine technologies and techniques to the design, development and commercialization of an expanding number of proprietary MIS products. These proprietary MIS products are designed to allow for less invasive access to the spine and faster patient recovery times compared to traditional open access surgical approaches. We have also leveraged these core competencies in the design, development and commercialization of an increasing number of products for patients suffering from degenerative spinal conditions.

We categorize our revenue in the United States amongst revenue generated from treatment of complex spine pathologies, treatment using MIS approaches and the treatment of degenerative spinal conditions. We define our complex spine procedures as those that involve the treatment of the most difficult and challenging spinal pathologies, such as deformity (primarily scoliosis), trauma and tumor. We consider MIS procedures as those involving products designed to allow for less invasive access to the spine and faster patient recovery times as compared to traditional open access surgical approaches. We categorize degenerative procedures as those involving products treating degenerative spinal conditions such as traditional spinal fusions. We report revenue related to the sale of biomaterials as part of our complex spine, MIS and degenerative spine revenue categories. We expect our revenue to continue to be driven by aggregate sales growth in all categories. Our revenue classifications may evolve as we grow our business, continue to commercialize new products, adapt to surgeon preferences and surgical techniques and expand our sales globally.

The primary market for our products has been the United States, where we sell our products through a hybrid sales organization consisting of direct sales employees and independent sales agencies. As of December 31, 2013, our U.S. sales force consisted of 114 direct sales employees and 48 independent sales agencies, who distribute our products and are compensated through a combination of base salaries, individual and company-based performance bonuses, commissions and stock options. We do not sell our products through or participate in PODs and no surgeons own any shares of our common stock.

We also market and sell our products internationally in 27 countries. We sell our products directly in certain markets such as the United Kingdom and Germany and use independent distributors in other markets such as Australia, Japan and Spain. For the year ended December 31, 2013, international sales accounted for approximately 29% of our revenue. As of December 31, 2013, our international sales force consisted of 37 direct sales employees, five independent agencies and 15 independent distributors.

Our independent distributors manage the billing relationship with each hospital in their respective territories and are responsible for servicing the product needs of their surgeon customers. We believe there are significant opportunities for us to increase our presence through the expansion of our sales force and the commercialization of additional products.

Components of our Results of Operations

We manage our business globally within one reportable segment, which is consistent with how our management reviews our business, prioritizes investment and resource allocation decisions and assesses operating performance.

Revenue

We market and sell spinal implants, disposables and instruments, primarily to hospitals, for use by surgeons to treat patients with spinal pathologies. In the United States and international markets where we have direct employee sales locations, which include the United Kingdom, Ireland, Germany, Austria and Switzerland, we manage and maintain the sales relationships with our hospital customers. In those international markets where we utilize independent distributorships, we do not manage or maintain the sales relationships with the hospital customers. We do, however, support our distributor partners by providing product training, medical education, and engineering expertise to surgeons practicing in these markets.

In markets where we have a direct presence, we generally assign our surgical sets to our direct sales employees. A surgical set typically contains the instruments, including any disposables, and spinal implants necessary to complete a successful surgery. With our support, the direct sales employee maintains the surgical sets and places them with our hospital customers for use by surgeons. We recognize revenue upon receipt of a delivered order confirming that our products have been used in a surgical procedure.

In our international markets where we utilize independent distributorships, we generally sell our surgical sets and the related spinal implant replenishments to our distributors on pre-agreed business terms. We recognize revenue when the title to the goods and the risk of loss related to those goods are transferred. All such sales to distributors are not subject to contingencies and are, therefore, final.

We generated approximately 25%, 26% and 29% of international revenue for the years ended December 31, 2011, 2012 and 2013, respectively. We anticipate that sales in international markets will grow faster than sales in the United States in the near term.

In addition, we generated approximately 59%, 60% and 58% of our U.S. revenue from the sale of our complex spine and MIS products for the years ended December 31, 2011, 2012 and 2013, respectively, and we expect that these core product categories will continue to be a significant contributor to our revenue growth in the future.

While we believe the proportion of our international revenue from complex spine and MIS is even higher than in the United States, a significant portion of our international revenue is derived from our distributor partners who do not report their product usage at the surgeon or hospital level, which prevents us from providing a specific breakdown for our international revenue among our three product categories.

Cost of Revenue

Except for certain specialty products that we manufacture in-house, our instruments, spinal implants and related offerings are manufactured to our specifications by third-party suppliers who meet our manufacturer qualification standards. Our third-party manufacturers meet FDA, ISO and other country-

specific quality standards supported by our internal specifications and procedures. Substantially all of our suppliers manufacture our products in the United States. Our cost of revenue consists primarily of costs of products purchased from our third-party suppliers, amortization of surgical instruments, inventory reserves, royalties, shipping, inspection and related costs incurred in making our products available for sale or use. Cost of revenue also includes related personnel and consultants’ compensation and stock-based compensation expense. In 2011, cost of revenue reflected the amortization of stepped up inventory value resulting from our purchase by the Sponsor. Beginning in 2013, our cost of revenue included the effect of a 2.3% excise tax on the sale of medical devices sold in the United States. We expect our cost of revenue to increase in absolute terms due primarily to increased sales volume and changes in the geographic mix of our sales as our international operations tend to have a higher cost of revenue as a percentage of sales.

Research, Development and Engineering

Our research, development and engineering expenses primarily consist of research and development, engineering, product development, clinical expenses, regulatory expenses, consulting services, third-party prototyping services, outside research activities, materials production and other costs associated with development of our products. Research, development and engineering expenses also include related personnel and consultants’ compensation and stock-based compensation expense. We expense research, development and engineering costs as they are incurred. We expect to incur additional research, development and engineering costs as we continue to design and commercialize new products. While our research, development and engineering expenses fluctuate from period to period based on the timing of specific research, development and testing initiatives, we generally expect these costs will increase in absolute terms over time as we continue to expand our product portfolio and add related personnel.

Sales and Marketing

Sales and marketing expenses primarily consist of commissions to our independent distributors, as well as compensation, commissions, benefits and other related costs, including stock-based compensation, for personnel employed in our sales, marketing and clinical sales support departments. Sales and marketing also includes the costs of medical education, training and corporate communications activities. We expect our sales and marketing expenses will increase in absolute terms due to increased sales volume, the continued expansion of our sales force and the continued design and commercialization of new products.

General and Administrative

General and administrative expenses include compensation, benefits and other related costs, including stock-based compensation for personnel employed in our executive management, finance, regulatory, information technology and human resource departments, as well as facility costs and costs associated with consulting and other finance, legal, information technology and human resource services provided by third-parties. We include legal and litigation expenses as well as costs related to the development and protection of our IP portfolio in general and administrative expenses. We expect our general and administrative expenses to continue to increase in absolute dollars as we hire additional personnel to support the growth of our business. In addition, we expect to incur increased expenses as a result of being a public company. General and administrative expenses also include amortization expense of our intangible assets. However, the amortization of intangible assets is expected to decline over the next several years as described in Note 6 to the audited consolidated financial statements which are included elsewhere in this prospectus as the intangibles become fully amortized based on their estimated useful lives.

Income Tax Provision

We are taxed at the rates applicable within each jurisdiction in which we operate and/or generate revenue. The composite income tax rate, tax provisions, deferred tax assets and deferred tax liabilities will vary according to the jurisdiction in which profits arise. Tax laws are complex and subject to different interpretations by management and the respective governmental taxing authorities, and require us to exercise judgment in determining our income tax provision, our deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. A valuation allowance is established when it is more likely than not that the future realization of all or some of the deferred tax assets will not be achieved.

Material Trends and Uncertainties

The global spinal surgery industry has been growing as a result of:

•	the increased accessibility of healthcare to more people worldwide;

•	advances in technologies for treating conditions of the spine, which have increased the addressable market of patients; and

•	overall population growth, aging patient demographics and an increase in life expectancies around the world.

Nonetheless, we face a number of challenges and uncertainties, including:

•	ongoing requirements from our hospital partners related to pricing and operating procedures;

•	continued market acceptance of our new product innovations;

•	the unpredictability of government regulation over healthcare in the worldwide markets; and

•	competitive threats in the future displacing current surgical treatment protocols.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Revenue	$118,005	$135,145	$157,584
Cost of revenue	47,984	43,962	50,162

Gross profit	70,021	91,183	107,422
Operating expenses:
Research, development and engineering	11,930	9,031	12,402
Sales and marketing	63,176	70,163	80,183
General and administrative	49,431	57,821	59,758
Contingent consideration	(50,436)	(324)	—

Total operating expenses	74,101	136,691	152,343

Loss from operations	(4,080)	(45,508)	(44,921)
Other income (expense):
Foreign currency translation gain (loss)	(560)	1,034	1,477
Interest expense	(236)	(1,222)	(2,810)

Total other expense, net	(796)	(188)	(1,333)

Loss before benefit from income taxes	(4,876)	(45,696)	(46,254)
Benefit from income taxes	(18,221)	(13,041)	(8,341)

Net income (loss)	13,345	(32,655)	(37,913)
Accretion or write-up of preferred stock	(13,773)	(9,954)	(19,439)

Net loss attributable to common stockholders	$(428)	$(42,609)	$(57,352)

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenue

The following table sets forth, for the periods indicated, our revenue by geography expressed as dollar amounts and the changes in such revenue between the specified periods expressed in dollar amounts and as percentages:

	Year Ended December 31,		Increase/Decrease
	2012	2013	$ change	% change
	(dollars in thousands)
United States	$99,845	$111,772	$11,927	11.9%
International	35,300	45,812	10,512	29.8%

Total revenue	$135,145	$157,584	$22,439	16.6%

Total revenue increased $22.5 million, or 16.6%, from $135.1 million for the year ended December 31, 2012 to $157.6 million for the year ended December 31, 2013. The increase in revenue was driven by $12.8 million in greater sales volume in the United States due to continued expansion of our customer base, $5.3 million in growth in our direct international markets, primarily Italy and the United Kingdom, and $5.4 million in growth in our international distributor markets, primarily Australia, Spain and Scandinavia. The increases in the United States were offset by decreases in sales to our existing customer base and changes in our product mix.

U.S. Revenue

The following table sets forth, for the periods indicated, our U.S. revenue by product category expressed as dollar amounts and the changes in such revenue between the specified periods expressed in dollar amounts and as percentages:

	Year Ended December 31,		Increase/Decrease
	2012	2013	$ Change	% Change
Complex spine	$37,792	$40,505	$2,713	7.2%
Minimally invasive	21,671	24,340	2,669	12.3%
Degenerative	40,382	46,927	6,545	16.2%

Total U.S. revenue	$99,845	$111,772	$11,927	11.9%

U.S. revenue increased $12.0 million, or 11.9%, from $99.8 million for the year ended December 31, 2012 to $111.8 million for the year ended December 31, 2013. Sales in our complex spine, MIS and degenerative categories represented 38%, 22% and 40% of U.S. revenue, respectively, for the year ended December 31, 2012, compared to 36%, 22% and 42% of U.S. revenue, respectively, for the year ended December 31, 2013. The overall U.S. revenue growth was driven by increased surgical activity from new surgeon users representing $12.8 million of revenue, offset, in part, by a decrease in revenue of $1.8 million from existing customer usage and product mix changes. The degenerative category growth of $6.5 million primarily reflects increased surgeon usage of our EVEREST product line of $7.2 million, offset, in part, by declines in sales of other degenerative products. The MIS category growth of $2.7 million primarily reflects increased surgeon usage of our percutaneous SERENGETI system of $1.4 million. The complex spine category growth of $2.7 million reflects increased surgeon usage of our MESA Rail 4D product, which was released in 2012, of $1.1 million. For the year ended December 31, 2013, 24% of our MIS sales were attributable to complex spine procedures while 76% were attributable to degenerative procedures, as compared to 23% and 77%, respectively, for the year ended December 31, 2012.

International Revenue

International revenue increased $10.5 million, or 29.8%, from $35.3 million for the year ended December 31, 2012 to $45.8 million for the year ended December 31, 2013. International revenue increased as a result of expanded customer usage of $5.3 million in our Italian, United Kingdom and German direct markets. The revenue growth from these direct markets includes a $0.1 million decrease in revenue resulting from foreign currency fluctuations, primarily due to a weakening of the Pound Sterling and the Euro as compared to the U.S. Dollar. Sales of our MESA deformity spinal system were the primary product driver of this revenue growth. International revenue also reflects growth of $5.4 million from our international distributor partners, primarily in Australia, Spain and Scandinavia.

Cost of Revenue

Cost of revenue increased $6.2 million, or 14.1%, from $44.0 million for the year ended December 31, 2012 to $50.2 million for the year ended December 31, 2013. The increase was primarily due to increased sales volume, changes in the mix of U.S. and international revenue and a $2.0 million increase due to the medical device excise tax in the United States that came into effect on January 1, 2013. Amortization expense, a component of cost of revenue, decreased $5.0 million, or 49.4%, from $10.2 million in the year ended December 31, 2012 to $5.2 million for the year ended December 31, 2013, as we began amortizing our surgical sets over a five year period, versus our historical practice of amortizing our instrument sets over a three year period. The impact of the change reduced expenses by $6.7 million for the year ended December 31, 2013.

Gross Margin

Gross margin increased as a percentage of revenue to 68.2% for the year ended December 31, 2013, from 67.5% for the year ended December 31, 2012. The increase in gross margin as a percentage of revenue is primarily due to the change in useful life for our surgical instruments. We began amortizing our surgical sets over a five year period, versus our historical practice of amortizing our sets over a three year period, resulting in a $6.7 million decrease in cost of revenue, or a 4.3% improvement in gross margin for the year ended December 31, 2013. The increase in gross margin was offset by the $2.0 million impact from a medical device excise tax in the United States that came into effect on January 1, 2013, as well as changes in the mix of sales between the United States and international markets. International revenue reimbursements from insurers vary widely in each international region and are typically lower than revenue reimbursements from insurers in the United States.

Research, Development and Engineering

Research, development and engineering expenses increased $3.4 million, or 37.3%, from $9.0 million for the year ended December 31, 2012 to $12.4 million for the year ended December 31, 2013. The increase was primarily due to increased development of products in our pipeline and engineering support for the launch of new product lines.

Sales and Marketing

Sales and marketing expenses increased $10.0 million, or 14.3%, from $70.2 million for the year ended December 31, 2012 to $80.2 million for the year ended December 31, 2013. The increase was primarily due to an increase in sales commissions as a result of the increase in sales volume and increased employee compensation costs associated with the hiring of 55 direct sales employees on a net basis, and increased costs for training and marketing related expenses.

General and Administrative

General and administrative expenses increased $2.0 million, or 3.3%, from $57.8 million for the year ended December 31, 2012 to $59.8 million for the year ended December 31, 2013. The increase was primarily due to increased employee compensation and benefit costs associated with the increase in personnel to support the expansion of our business, partially offset by a decrease in third-party legal and other consulting expenses. General and administrative expenses included amortization of intangible assets of $30.1 million in each of the years ended December 31, 2012 and 2013.

Other Income (Expense)

Other expenses increased $1.1 million from $0.2 million for the year ended December 31, 2012 to $1.3 million for the year ended December 31, 2013. The increase was driven by increased interest expense related to higher average debt balances, including under the Shareholder Notes.

Benefit from Income Taxes

Benefit from income taxes decreased $4.7 million, or 36.0%, from $13.0 million for the year ended December 31, 2012 to $8.3 million for the year ended December 31, 2013. Our effective tax rate calculated as a percentage of loss before income tax benefit was 28.5% for the year ended December 31, 2012 and 18.0% for the year ended December 31, 2013. The change in the effective tax rate was due to the effect of an increase in the valuation allowance on our deferred tax assets as of December 31, 2013.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenue

The following table sets forth, for the periods indicated, our revenue by geography expressed as dollar amounts and the changes in such revenue between the specified periods expressed in dollar amounts and as percentages:

	Year Ended December 31,		Increase/Decrease
	2011	2012	$ change	% change
	(dollars in thousands)
U.S.	$88,820	$99,845	$11,025	12.4%
International	29,185	35,300	6,115	21.0%

Total revenue	$118,005	$135,145	17,140	14.5%

Revenue increased $17.1 million, or 14.5%, from $118.0 million for the year ended December 31, 2011 to $135.1 million for the year ended December 31, 2012. The increase in revenue resulted primarily from an increase in surgical activity resulting from new surgeon customers and additional procedure volume from existing customers. In the United States, new surgeon customer volume represented an increase of $9.5 million. The degenerative category of product lines represented the greatest growth reflecting an $8.7 million increase in EVEREST product sales in both new and existing customer accounts. In our international markets, we experienced revenue growth of $1.3 million in our direct markets, including the United Kingdom and Germany, and another $4.0 million of growth in our independent distributor markets, including Australia, Spain and Japan.

U.S. Revenue

The following table sets forth, for the periods indicated, our U.S. revenue by product category expressed as dollar amounts and the changes in such revenue between the specified periods expressed in dollar amounts and as percentages:

	Year Ended December 31,		Increase/Decrease
	2011	2012	$ change	% change
	(dollars in thousands)
Complex spine	$36,198	$37,792	$1,594	4.4%
MIS	16,420	21,671	5,251	32.0%
Degenerative spine	36,202	40,382	4,180	11.5%

Total U.S. revenue	$88,820	$99,845	$11,025	12.4%

U.S. revenue increased $11.0 million, or 12.4%, from $88.8 million for the year ended December 31, 2011 to $99.8 million for the year ended December 31, 2012. Sales in our complex spine, MIS and degenerative categories represented approximately 41%, 18% and 41% of U.S. revenue, respectively, for the year ended December 31, 2011, compared to approximately 38%, 22% and 40% of U.S. revenue, respectively, for the year ended December 31, 2012. The overall U.S. revenue growth was driven by new surgeon users representing an increase of $9.5 million offset, in part, by a decrease in revenue of $2.9 million from existing customer usage and product mix changes. The degenerative category growth of $4.2 million primarily reflects increased surgeon usage of our EVEREST product line of $8.7 million, offset, in part, by a $6.0 million decline in sales of our DENALI degenerative system. The EVEREST system was introduced in 2011 as an enhancement to the DENALI degenerative system. The MIS category growth of $5.3 million primarily reflects increased surgeon usage of our lateral access RAVINE product line of $1.9 million and increased surgeon usage of our percutaneous SERENGETI system of $0.9 million. The complex spine category growth of $1.6 million primarily reflects increased surgeon usage of our MESA spinal deformity system. For the year ended December 31, 2012, 23% of our MIS sales were attributable to complex spine procedures while 77% were attributable to degenerative procedures, as compared to 16% and 84%, respectively, for the year ended December 31, 2011.

International Revenue

International revenue increased $6.1 million, or 21.0%, from $29.2 million for the year ended December 31, 2011 to $35.3 million for the year ended December 31, 2012. International revenue increased as a result of expanded customer usage in our United Kingdom and German direct markets of $1.3 million and includes a $0.2 million decrease in revenue resulting from foreign currency fluctuations, primarily due to a weakening of the Pound Sterling and the Euro as compared to the U.S. Dollar. The MESA spinal deformity system represents the primary driver of product growth in these direct markets. Growth from our independent distributors represented $4.0 million of international revenue growth, primarily reflecting strength in Spain and Australia.

Cost of Revenue

Cost of revenue decreased $4.0 million, or 8.4%, from $48.0 million for the year ended December 31, 2011 to $44.0 million for the year ended December 31, 2012. The decrease was primarily due to a $9.0 million reduction in amortization on inventory that was written up to fair value in 2011 in connection with our purchase by our Sponsor. This decrease was partially offset by an increase of $5.6 million related to increased product sales volume. Additionally, cost of revenue included $7.3 million and $10.2 million of instrument amortization expense for the years ended December 31, 2011 and December 31, 2012, respectively.

Gross Margin

Gross margin increased as a percentage of revenue from 59.3% for the year ended December 31, 2011 to 67.5% for the year ended December 31, 2012. The increase in gross margin as a percentage of revenue was primarily driven by $9.0 million in amortization on inventory that was written up to fair value in 2011 in connection with our purchase by our Sponsor and sold during 2011. The improvement in gross margin was offset by changes in the mix of sales between the United States and international markets.

Research, Development and Engineering

Research, development and engineering expense decreased $2.9 million, or 24.3%, from $11.9 million for the year ended December 31, 2011 to $9.0 million for the year ended December 31, 2012. The decrease was primarily due to a reduction of development and testing expenses of $1.8 million resulting from the timing of new product introductions and a decrease in outside service expenses of $0.7 million resulting from differences in the timing of research activities.

Sales and Marketing

Sales and marketing expense increased $7.0 million, or 11.1%, from $63.2 million for the year ended December 31, 2011 to $70.2 million for the year ended December 31, 2012. The increase was primarily the result of increased employee compensation costs and benefits associated with investments in our direct sales organization, offset, in part, by a reduction in marketing expenses.

General and Administrative

General and administrative expense increased $8.4 million, or 17.0%, from $49.4 million for the year ended December 31, 2011 to $57.8 million for the year ended December 31, 2012. General and administrative expenses include amortization of intangible assets, which increased $3.9 million, or 14.9%, from $26.2 million for the year ended December 31, 2011 to $30.1 million for the year ended

December 31, 2012. The remaining increase of $4.5 million was primarily attributable to increased employee compensation and benefit expenses associated with additional personnel, as well as increases in expenses for third-party consulting, finance and legal activities.

Contingent Consideration

Contingent consideration decreased $50.1 million from $50.4 million for the year ended December 31, 2011 to $0.3 million for the year ended December 31, 2012. In 2011, we reduced our liability for contingent purchase price consideration related to our purchase by the Sponsor following an assessment of the criteria necessary to achieve such consideration and its determination that such criteria would not be met.

Other Income (Expense)

Other expenses decreased $0.6 million, or 76.4%, from $0.8 million for the year ended December 31, 2011 to $0.2 million for the year ended December 31, 2012. The decrease was driven by a foreign currency transaction gains of $1.0 million for 2012 as compared to a foreign currency transaction losses of $0.6 million for 2011, partially offset by a $1.0 million increase in interest expense relating to the higher average debt balances.

Benefit from Income Taxes

Benefit from income taxes decreased $5.2 million, or 28.4%, from $18.2 million for the year ended December 31, 2011 to $13.0 million for the year ended December 31, 2012. Our effective tax rate calculated as a percentage of loss before benefit from income taxes was 373.7% for 2011 and 28.5% for 2012. The change in the effective tax rate was mostly due to the effect of the permanent difference related to the change in fair value of contingent consideration recorded in 2011.

Liquidity and Capital Resources

Since our inception in 2004, we have incurred significant operating losses and anticipate that our losses will continue in the near term. We expect our operating expenses will continue to grow as we expand our product portfolio and penetrate further into new and existing markets. We will need to generate significant revenue to achieve profitability. To date we have funded our operations primarily with proceeds from the sales of preferred and common stock, borrowings under the Shareholder Notes and our revolving credit facility and cash flow from operations. Gross proceeds from the sales of preferred stock, common stock and Shareholder Notes since our purchase by the Sponsor were $54.0 million.

As of December 31, 2013, our cash and cash equivalents were $7.4 million compared to cash and cash equivalents as of December 31, 2012 of $7.0 million. As of December 31, 2013, we had outstanding indebtedness of $19.7 million under the Shareholder Notes, net of unamortized discount of $2.6 million, and outstanding borrowings of $23.5 million under our revolving credit facility. As of December 31, 2013, we had working capital of $32.5 million, compared to $47.4 million as of December 31, 2012. As of December 31, 2013, as adjusted to give effect to this offering, our cash and cash equivalents and indebtedness would have been $         million and $         million, respectively assuming an initial public offering price of $         per share, which is the mid-point of the range set forth on the cover page of this prospectus, and the net proceeds of this offering are used as set forth in “Use of Proceeds.”

Our principal long-term liquidity need is working capital to support the continued growth of our business through the hiring of direct sales employees and independent agencies to expand our global sales force, purchases of additional inventory to support future sales activities and development and commercialization of new products through our research and development function. We are currently in negotiations to relocate our corporate headquarters and enter into a new lease for such location when our existing lease expires in 2015. We intend to use a portion of the proceeds from this offering in connection with such relocation, including the build-out of the new facility. See “Use of Proceeds.” This new lease is expected to result in an increase of approximately $1.0 million in our annual rent for our headquarters. We expect to fund our long-term capital needs with the net proceeds from this offering, the availability under our revolving credit facility (which may vary due to changes in our borrowing base) and cash flow from operations. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds.

Although we believe that these sources will provide sufficient liquidity for us to meet our long-term capital needs, our liquidity and our ability to fund these needs will depend to a significant extent on our future financial performance, which will be subject in part to general economic, competitive financial, regulatory and other factors that are beyond our control. In addition to these general economic and industry factors, the principal factors determining whether our cash flows will be sufficient to meet our long-term liquidity requirements will be our ability to provide attractive products to our customers, changes in our customers’ ability to obtain third-party coverage and reimbursement for procedures that use our products, increased pricing pressures resulting from intensifying competition and cost increases and slower product development cycles resulting from a changing regulatory environment. If those factors change significantly or other unexpected factors adversely affect us, our business may not generate sufficient cash flow from operations and future financings may not be available on terms acceptable to us or at all to meet our liquidity needs.

In assessing our liquidity, management reviews and analyzes our current cash on-hand, the average number of days our accounts receivable are outstanding, payment terms that we have established with our vendors, inventory turns, foreign exchange rates, capital expenditure commitments and income tax rates.

Cash Flows

The following table shows our cash flows from operating, investing and financing activities for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Net cash (used in) operating activities	$(18,244)	$(16,447)	$(19,090)
Net cash (used in) investing activities	(11,324)	(5,036)	(9,934)
Net cash provided by financing activities	22,579	16,246	29,380
Effect of exchange rate on cash	4	22	52

Net change in cash and cash equivalents	$(6,985)	$(5,215)	$408

Cash Used in Operating Activities

Net cash used in operating activities increased $2.7 million from $16.4 million for the year ended December 31, 2012 to $19.1 million for the year ended December 31, 2013. The increase in net cash used in operations was due to an increase of $15.7 million in inventory to support future sales activities and a $5.8 million increase in accounts receivable due to increased sales of $22.4 million, or a 16.6% increase in revenue from the year ended December 31, 2012 to the year ended December 31, 2013, driven by the continued expansion of our global distribution network through the hiring of additional direct sales employees and independent sales agencies.

Net cash used in operating activities decreased $1.8 million from $18.2 million for the year ended December 31, 2011 to $16.4 million for the year ended December 31, 2012. The decrease in net cash used in operating activities was primarily attributable to revenue growth of $17.1 million, or 14.5%, from 2011 to 2012, reductions in research and development spending and a decrease in sales and marketing expenses as a percentage of revenue.

Cash Used in Investing Activities

Net cash used in investing activities increased $4.9 million from $5.0 million for the year ended December 31, 2012 to $9.9 million for the year ended December 31, 2013. The increase in net cash used in investing activities was primarily attributable to increased purchases of surgical instruments for use within our global distribution network.

Net cash used in investing activities decreased $6.3 million from $11.3 million for the year ended December 31, 2011 to $5.0 million for the year ended December 31, 2012. The decrease in net cash used in investing activities was primarily attributable to fewer purchases of long-lived assets for use within our global distribution network.

Cash Provided by Financing Activities

Net cash provided by financing activities increased $13.2 million from $16.2 million for the year ended December 31, 2012 to $29.4 million for the year ended December 31, 2013. The increase was primarily attributable to proceeds from the issuance of additional shares of Series B Preferred and the Shareholder Notes.

Net cash provided by financing activities decreased $6.4 million from $22.6 million for the year ended December 31, 2011 to $16.2 million for the year ended December 31, 2012. The decrease was primarily attributable to reduced liquidity requirements due to less cash used in operating and investing activities year over year, which resulted in reduced borrowings in the year ended December 31, 2012.

Capital Expenditures

Our capital expenditures of $10.8 million for the year ended December 31, 2011, $4.8 million for the year ended December 31, 2012 and $9.8 million for the year ended December 31, 2013 consisted primarily of consigned instrumentation to support surgical sales and the expansion of our global distribution network, purchases of software and software development activities, facilities hardware and computer hardware and related software licenses for our internal systems.

We expect capital expenditures to increase as we continue to further expand our global distribution network through the purchase of additional inventory. We intend to use a portion of the net proceeds from this offering, cash flows from our operations and funding available from our revolving credit facility to fund our additional future capital expenditures.

Indebtedness

Revolving Credit Facility

On October 29, 2012, we entered into a senior secured asset-based revolving credit facility with Silicon Valley Bank and Comerica Bank, or the Lenders, that provides credit facilities in an aggregate amount of $30.0 million consisting of a revolving credit facility and a sub-facility for letters of credit in the aggregate availability amount of $1.0 million, a swing line sub-facility in the aggregate availability amount of $5.0 million and an Export-Import Bank of the United States, or the Export-Import Bank, sub-facility in the aggregate availability amount of $10.0 million. In addition, we may be eligible to receive a one-time increase of $5.0 million in aggregate credit availability subject to our compliance with the credit agreement governing the revolving credit facility, as well as additional commitments from the Lenders. At any time, the aggregate obligations shall not exceed the lesser of the total revolving commitment, of which the initial amount is $30.0 million, and the borrowing base, which is calculated as

80% of our accounts receivable plus up to the lesser of 35% of the eligible inventory or $5.0 million. At any time, the aggregate credit availability on the Export-Import Bank credit facility is limited to the lesser of Export-Import Bank commitments of the Lenders, initially established at $10.0 million, or the borrowing base, which is calculated as a certain percentage of qualifying assets. Our revolving credit facility matures in October 2014.

Interest is charged monthly at prime rate plus 1.0%. Various fees, including commitment fees, equivalent to the product of 0.25% and the average unused portion of the revolving line of credit, annual administrative agent fees, Export-Import Bank line of credit fees and letter of credit fees, are due to the Lenders over the term of the revolving credit facility.

Borrowings under the revolving credit facility are secured by a first priority lien on all of our personal property assets, including intellectual property. The revolving credit facility contains financial covenants which require us to generate Consolidated Adjusted EBITDA (as defined in the credit agreement governing the revolving credit facility) of at least $6.0 million in each trailing-four quarter period and to maintain Liquidity (as defined in the credit agreement governing the revolving credit facility) of at least $3.0 million at all times. The revolving credit facility also contains other restrictive covenants with which we must comply, including restrictive covenants which limit transfer of cash to foreign subsidiaries, limitations on our ability to pay dividends on our common stock and make other payments to stockholders. Outstanding borrowings on the revolving credit facility were $23.5 million at December 31, 2013 and accrued interest at a rate of 4.25% at December 31, 2013. As of December 31, 2013, we had $4.7 million of unused borrowing availability under our revolving credit facility.

In addition, as long as we maintain unrestricted cash at a specific Lender’s bank, plus unused borrowing availability of at least $7.5 million, we may maintain a static loan balance and therefore, collections may be transferred to our operating cash account. In the event cash and unused borrowing availability drop below $7.5 million, cash collections are applied to reduce the outstanding revolver balance. The credit agreement governing our revolving credit facility contains an early termination fee of 1.0% to 2.0% of the aggregate amount of the revolving credit facility, should we decide to terminate the revolving credit facility before October 29, 2014. We expect to repay outstanding borrowings under our revolving credit facility with a portion of the proceeds from this offering. See “Use of Proceeds.”

In May 2013, we entered into a waiver and amendment to the revolving credit facility in which (1) we acknowledged that we were in default under the credit agreement governing our revolving credit facility as a result of our failure to comply with the minimum Consolidated Adjusted EBITDA financial covenant set forth in such credit agreement and the related cross-default under the agreement governing our Export-Import Bank credit facility, (2) the Lenders agreed to waive such defaults and (3) we and the Lenders agreed to amend certain definitions set forth in the credit agreement governing our revolving credit facility.

During February 2014, we entered into an amendment to the revolving credit facility in which (i) we and the Lenders agreed that an event of default had occurred as a result of the borrowers making investments in certain of their subsidiaries in the amount of approximately $4.3 million during the year ended December 31, 2013 which amount was in excess of the $2.0 million limit and (ii) the Lenders agreed to waive such event of default for fiscal 2013. Following this amendment, we were in compliance with all covenants under the revolving credit facility as of December 31, 2013.

Shareholder Notes

In June 2012, we executed a securities purchase agreement and a note agreement with two existing shareholders. Pursuant to the securities purchase agreement, the existing shareholders agreed to purchase 160,973 shares of our common stock from us at $4.04 per share, resulting in cash proceeds of $0.7 million. Pursuant to the note agreement, we issued notes to such stockholders an aggregate principal amount of $5.3 million at a discount for cash consideration of $4.7 million.

In May and June 2013, we executed securities purchase agreements and note agreements with certain existing stockholders. Pursuant to such securities purchase agreements, such existing shareholders agreed to purchase 306,751 shares of our common stock from us at $4.42 per share, resulting in cash proceeds of $1.4 million. Pursuant to the note agreements, we issued notes to such stockholders in an aggregate principal amount of $11.2 million at a discount for cash consideration of $9.9 million.

In November and December 2013, we executed securities purchase agreements and note agreements with certain existing stockholders. Pursuant to such securities purchase agreements, such existing shareholders agreed to purchase 139,599 shares of our common stock from us at $5.24 per share, resulting in cash proceeds of $0.7 million. Pursuant to the note agreements, we issued notes to such stockholders in an aggregate principal amount of $5.7 million at a discount for cash consideration of $5.0 million.

In January and March 2014, we executed securities purchase agreements and note agreements with certain existing stockholders. Pursuant to such securities purchase agreements, such existing stockholders agreed to purchase 294,300 shares of our common stock from us at $7.84 per share, resulting in cash proceeds of $2.3 million. Pursuant to the note agreements, we issued notes to such stockholders in an aggregate principal amount of $16.9 million at a discount for cash consideration of $14.6 million.

Each of the Shareholder Notes bear interest at 10.0% per annum, if paid in cash, or 13.0% per annum, if paid in kind, payable semi-annually in arrears on June 30 and December 31 of each year. For each of the Shareholder Notes, the principal balance and any unpaid interest thereon are due on June 21, 2022.

The Shareholder Notes are subordinate in ranking to the revolving credit facility described above. On the fifth anniversary of the issuance date, and annually thereafter, we may be required to prepay a portion of the outstanding Shareholder Notes to maintain compliance with the securities purchase agreements. We may elect to prepay the principal balance of the Shareholder Notes and any accrued interest without penalty. We plan to prepay the principal balance of the Shareholder Notes and any accrued interest, upon the completion of this offering using the net proceeds therefrom, as required by the terms of the note agreements.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2013:

	Total	< 1 Year	1-3 Years	4-5 Years	After 5 Years
(dollars in thousands)
Revolving credit facility(1)	$23,500	$23,500	$—	$—	$—
Shareholder Notes(2)	22,270	—	—	—	22,270
Operating Lease Obligations	3,529	2,103	1,417	9	—
Purchase Obligations	704	704	—	—	—
Minimum IP Obligations(3)	6,863	1,470	2,938	855	1,600

	$56,866	$27,777	$4,355	$864	$23,870

(1)	Indebtedness outstanding under our revolving credit facility is expected to be repaid as part of the use of proceeds from this offering.
(2)	The Shareholder Notes are expected to be retired as part of the use of proceeds from this offering.
(3)

The above table does not include certain contractual obligations payable in connection with various intellectual property agreements, including (1) contingent obligations payable upon the achievement of certain regulatory and sales milestones and (2) royalties payable on net sales of products developed from the applicable intellectual property. However, the table includes all contractual obligations payable in connection with such intellectual property agreements that are fixed and determinable and not subject to cancellation provisions.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We use historical experience and other assumptions as the basis for our judgments and making these estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in those estimates will be reflected in our consolidated financial statements as they occur. While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we believe that the critical accounting policies addressed below reflect our most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

Revenue in our direct markets is generated by making our products available to hospitals that purchase specific products for use in surgery on a case-by-case basis. Revenue from sales generated by use of products is recognized upon receipt of a delivered order confirming that our products have been used in a surgical procedure.

In our international markets where we utilize independent distributors who then resell the products to their hospital customers, we recognize revenue upon shipment of our products to the international distributors, who accept title at point of shipment.

Excess and Obsolete Inventory

We state inventory at the lower of cost or market using a weighted-average cost method. The majority of our inventory is finished goods, because we utilize third-party suppliers to source most of our products. We evaluate the carrying value of our inventory in relation to the estimated forecast of product demand, which takes into consideration the estimated life cycle of product releases. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand, which could lead to additional reserves for excess and obsolete inventory.

The need to maintain substantial levels of inventory impacts the risk of obsolescence. We maintain numerous different products in our inventory portfolio. Each product system is designed to include implantable parts that come in different sizes and shapes to accommodate a surgeon’s needs in the operating theatre. A product set is the specific configuration of implants, disposables and instrumentation provided for use in a surgical procedure. Typically a small number of a set’s components are used in each surgical procedure and, therefore, certain components within the set may become obsolete before other components based on usage patterns. Our excess and obsolete reserves reflect the usage patterns of the components within each product set.

In addition, we continue to introduce new products and product innovations, which we believe will increase our revenue and enhance our relationships with surgeons and hospitals. As a result, we may be required to take charges for excess and/or obsolete inventory, which may have a significant impact on the value of our inventory and our results of operations. Charges incurred for excess and obsolete inventory and other inventory reserves which are included in cost of revenue, totaled $4.6 million, $2.9 million and $2.3 million in the years ended December 31, 2011, 2012 and 2013, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of the consideration transferred over the estimated fair value of assets acquired and liabilities assumed in connection with our purchase by the Sponsor. Goodwill is tested for impairment at least on an annual basis. Goodwill is tested for impairment at the reporting unit level by comparing the reporting unit’s fair value to its carrying value. Under recent guidance, prior to performing the annual two-step goodwill impairment test, a company is first permitted to perform a qualitative assessment to determine if the two-step quantitative test must be completed. The qualitative assessment considers events and circumstances such as macroeconomic conditions, industry and market conditions, cost factors and overall financial performance, as well as company and specific reporting unit specifications. If after performing this assessment, the company concludes it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then it is required to perform a two-step quantitative test. Otherwise, the two-step test is not required. In the first step of the quantitative test, the company is required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is determined using an income and discounted cash flow approach.

The impairment evaluation related to goodwill requires the use of considerable management judgment to determine discounted future cash flows including estimates and assumptions regarding the amount and timing of cash flows, cost of capital and growth rates. Cash flow assumptions used in the assessment are estimated using assumptions in our annual operating budget, as well as our long-term strategic plan. Our budget and strategic plan contain revenue assumptions that are based on existing product technologies, new technologies that are in the process of being developed along with their expected launch dates and life cycle expectations. In addition, management considers relevant market information, peer company data and historical financial information.

If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the company performs the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step of the impairment test, the company determines the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and the company must recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill.

The Company used a quantitative assessment for its goodwill impairment testing during 2011 and 2012 and a qualitative assessment for its goodwill during 2013. Our evaluation of goodwill completed during the years ended December 31, 2011, 2012 and 2013 resulted in no impairment losses.

Intangible assets are amortized over their estimated period of benefit using the straight line method and estimated useful lives ranging from four to seven years. Intangible assets are also reviewed for impairment when facts or circumstances suggest that the carrying value of these assets may not be recoverable.

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in the period that includes the enactment date.

We establish valuation allowances when necessary to reduce net deferred tax assets to the amount expected to be realized if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

While we believe that our tax positions are fully supportable, there is a risk that certain positions could be challenged. In these instances, we would evaluate whether a reserve is necessary. If we determine that it is more likely than not that a tax position will be sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is more likely than not to be sustained by a taxing authority with full knowledge of all relevant information. We monitor our tax positions, tax assets and liabilities regularly. We reevaluate the technical positions of our tax positions and recognize an uncertain tax benefit or reverse a previously recorded tax benefit when (1) a tax audit is completed, (2) applicable tax law, including tax case or legislative guidance, changes or (3) the statute of limitations expires. Significant judgment is required in accounting for tax reserves.

Stock-Based Compensation

We apply the fair value recognition provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, which we refer to as ASC 718. Determining the amount of stock-based compensation to be recorded requires us to develop estimates of the fair value of stock options as of their grant date. Stock-based compensation expense is recognized ratably over the requisite service period, which in most cases is the vesting period of the award. The estimated fair value of stock-based awards for employee and non-employee director services are expensed over the requisite service period. We have issued option awards, exercisable into 333,648 shares of common stock to non-employees, excluding non-employee directors. These awards are initially recorded at their estimated fair value as determined in accordance with authoritative guidance, are periodically revalued as the options vest and are recognized as expense over the related service period. As a result, the charge to operations for non-employee awards with vesting conditions is affected each reporting period by changes in the fair value of our common stock.

Most of the stock options we granted from our purchase by the Sponsor in the year ended December 31, 2010 through the year ended December 31, 2011 are time and performance based and include two vesting components. 50% of the option is subject to a four-year time-based schedule, and 50% of the option is subject to performance-based criteria, which also includes the requirement that the four-year time-based vesting must be satisfied. The performance-based vesting criteria is based on our performance at the Performance Target Measurement Event (as defined in the Non-Qualified Stock Option Award Agreement under the 2010 Equity Award Plan) which includes a deemed liquidation, initial public offering or sale of our outstanding stock, as measured by the internal rate of return performance criteria on that date as defined in the Non-Qualified Stock Option Award Agreement under the 2010 Equity Award Plan. The Performance Target Measurement Event must occur prior to the contractual term of the options in order for the options to be subject to vesting. The sale of our common stock upon the effectiveness of this registration statement would be deemed a Performance Target Measurement Event under the 2010 Equity Award Plan, however, we do not expect the internal rate of return performance criteria to be met by this date because this rate is based on the return on investment our Sponsor has realized on their investments (common stock and preferred stock) and loans made to the Company. Following the completion of this offering, our Sponsor will continue to hold shares of our common stock, including conversion of their holdings of Series A Preferred and Series B Preferred. Until our Sponsor’s present investment position is liquidated or distributed, we will be unable to evaluate definitively the internal rate of return performance criteria.

As of December 31, 2013, there was approximately $3.5 million of total unrecognized compensation expense related to the performance-based vesting component of unvested employee stock options outstanding under our stock compensation plan which will be recognized when we meet the performance target measurement as discussed above, and the time-based vesting component is satisfied. As of December 31, 2013, the weighted average contractual term of the options, subject to the performance-based vesting, is 0.25 years. All stock options granted subsequent to 2011 solely vest based on a time-based vesting schedule and do not contain any performance-based vesting criteria.

Calculating the fair value of stock-based awards requires that we make highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Use of this valuation methodology requires that we make assumptions as to the volatility of our common stock, the expected term of our stock options, and the risk free rate of return for a period that approximates the expected term of our stock options and our expected dividend yield. Because we are a privately-held company with a limited operating history, we utilize the historical stock price volatility from a representative group of public companies to estimate expected stock price volatility. We selected companies from the medical device industry, specifically those who are focused on the design, development and commercialization of products for the treatment of spine disorders, including those who have similar characteristics to us, such as stage of life cycle and size as well as pro forma equity/debt capitalization. We intend to continue to utilize the historical volatility of the same or similar public companies to estimate expected volatility until a sufficient amount of historical information regarding the price of our publically traded stock becomes available.

We use the simplified method as prescribed by SEC Staff Accounting Bulletin No. 107, Share-based Payment, to calculate the expected term of stock option grants to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees. We utilize a dividend yield of zero because we have never paid cash dividends on our common stock and have no current intention to pay cash dividends. The risk-free rate of return used for each grant is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life. We estimated the fair value of options granted to employees using a Black-Scholes option pricing model with the following assumptions:

	December 31,
	2011	2012	2013
Expected dividend yield	0%	0%	0%
Expected volatility	31.33-33.04%	32.85-34.38%	35.42-36.22%
Risk-free interest rate	1.35-2.82%	0.92-1.04%	1.25-2.00%
Expected average life of options	6-7 years	6-7 years	7 years
Forfeiture rate	3.1%	3.1%	3.1%

To the extent that further evidence regarding the assumptions in the table above become available and provide estimates that we believe are more indicative of actual trends, we may refine or change our approach to deriving these assumptions. Any such changes could materially affect the stock-based compensation expense we record in the future.

Under the terms of our stock option awards, we permit employees to use vested shares to satisfy minimum income tax withholding requirements. In February 2013, we modified certain employee awards underlying options to purchase 916,867 shares of our common stock to permit the grantee to use vested shares to satisfy tax withholding in excess of the minimum requirements when the option is exercised. This modification resulted in the reclassification of the carrying value of these options to a liability and the subsequent change in the fair value of the liability at each reporting period to be recorded as an expense. These outstanding stock options are remeasured at each reporting date and will continue to be remeasured until the earlier of their exercise or expiration. Any changes in valuation are recorded as stock option compensation expense for the period. In connection with this modification, we recorded a liability of $1.9 million on our consolidated balance sheet, and, during the year ended December 31, 2013, we recorded stock-based compensation expense of $1.3 million related to changes in the fair value of the liability. All options subject to this modification expire on or before April 1, 2014.

Over the most recent three years, stock-based compensation expense associated with the stock options we granted totaled:

Year ended December 31, 2011	$3.3 million
Year ended December 31, 2012	$2.2 million
Year ended December 31, 2013	$2.9 million

As of December 31, 2013, we had $1.8 million of total unrecognized stock-based compensation expense (exclusive of compensation expense related to the performance-based vesting components of certain stock option awards) related to nonvested employee stock options, which we expect to recognize over a weighted-average remaining vesting period of approximately 2.54 years.

We expect stock-based compensation to grow in future periods due to the potential increases in the value of our common stock and headcount.

The following table sets forth information with respect to stock options granted to employees, directors and non-employees from January 1, 2013 through December 31, 2013:

Grant Date	Options Granted	Exercise Price	Fair Value per Share of Common Stock	Average Intrinsic Value
January 22, 2013	52,500	$3.81	$3.81	$1.48
May 2013	324,500	$4.42	$4.42	$1.75
June 2013	23,500	$4.42	$4.42	$1.78
July 2013	11,500	$4.42	$4.42	$1.81
October 2013	228,000	$4.79	$4.79	$2.12

The intrinsic value of all outstanding vested and unvested options as of December 31, 2013 is $31.4 million based on an estimated per share price of $6.46 for our common stock, based on 10,155,258 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013 with a weighted average exercise price of $3.36 per share.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock

Historically, the compensation committee of our board of directors has determined the fair value of the common stock underlying our stock options with assistance from management and based upon information available at the time of grant. The intention has been that all options granted have a price per share exercise price not less than the per share fair value of our common stock underlying those options on the date of grant. Estimating the fair value of our common stock required our board of directors to make complex and subjective judgments. We considered a combination of valuation methodologies, including discounted cash flows, market and transaction approaches. The most significant factors considered by our board of directors when determining the fair value of our common stock were as follows:

•	External market and economic conditions affecting the medical device industry such as:

•	Insurer scrutiny regarding the medical necessity of degenerative procedures;

•	FDA and insurer approval of new motion preservation products; and

•	Impact of market dynamics on the trading value of our peer group;

•	Our historical operating performance and anticipated future operating performance;

•	Our need for future financing to fund commercial operations;

•

Comparable valuations of medical device peer companies in merger activities and in the public markets in conjunction with the likelihood of achieving a liquidity event such as a sale of our company or an initial public offering;

•	Third-party valuations utilizing a discounted cash flow methodology for both the preferred and common stock;

•

Significant assumptions embedded in this approach considered expected annual revenue growth of 15% to 25% and gross profit margins of approximately 65% to 70% based on expected product sales and sales penetration plans. The discount rate used in these analyses ranged from 14% to 16%, while termination values ranged from 2% to 4%; and

•	Distribution of enterprise value among the classes of our common and preferred stock and expected conversion date of the preferred stock;

•	All other estimates and analysis provided by third parties such as lenders and other financial advisors supporting the valuation of our company; and

•	A comparison of these factors against the same factors at the time of our purchase by the Sponsor. The most significant of these being:

•	the trading multiples of the public company peer group—equity values to revenue;

•	the industry average revenue growth rates and the specific growth rates of peer companies with characteristics similar to the Company; and

•	transaction multiples of successfully completed merger or acquisitions of peer group companies.

We have historically obtained annual third-party valuations in addition to the analyses described above to assist our board of directors in determining the fair value of our common stock at each year end. Such valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

A discussion of the determination of the fair value of our common stock on our option grant dates from January 2013 to October 23, 2013, our most recent option issuance, is provided below:

January 22, 2013

Our board of directors granted options to purchase 52,500 shares of common stock with an exercise price per share of $3.81 on January 22, 2013, which equaled our determination of the per share fair value of our common stock on the date of grant. To set the exercise price and to determine the per share fair value of the grant, the board of directors along with management evaluated the materials as described above and concluded that the per share fair value on the date of grant was $3.81.

May—July 2013

Our board of directors granted options to purchase 324,500 shares of common stock from May 21 – May 31, 2013 and options to purchase an aggregate of 35,000 shares of common stock from June 3 – June 11, 2012 and during July 2013. Each of these grants were made with a per share exercise price of $4.42 which equaled our determination of the per share fair value of our common stock on the date of grant. The determination of fair value was based on the same types of materials as used in the January grant and as described above as updated for information as of a more recent date.

October 2013

Our board of directors granted options to purchase 227,000 shares of common stock with an exercise price per share of $4.79 in October 2013, which equaled our determination of the per share fair value of our common stock on the date of grant. To set the exercise price and to determine the per share fair value of the grant, the board of directors along with management evaluated the materials as described above and concluded that the per share fair value on the date of grant was $4.79.

Factors contributing to the increase in the per share fair value of $3.81 from the January 2013 grant to the $4.79 fair value of these grants included:

•	Improved operating performance, trading values and multiples of other medical device companies, which resulted in a higher projected enterprise value for the Company;

•

Improved external market and economic conditions affecting the medical device industry such as improved year-over-year growth rates in both the U.S. and international markets, and FDA approval of new motion preservation products;

•	Continued expansion of our global distribution network to include 55 new hires of direct employees on a net basis and expansion to new markets in the Middle East, South Africa and Canada;

•	Revenue growth for the year ended December 31, 2013 of 17% year over year; and

•	The launch of several new products and research and development initiatives.

Recently Issued Accounting Pronouncements

We qualify as an emerging growth company pursuant to the provisions of the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We are electing to delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

Deformity Business Seasonality and Other Quarterly Fluctuations in Revenue

Our revenue is typically higher in the second and fourth quarters of our fiscal year, driven by higher sales of our complex spine products, which is influenced by the higher incidence of adolescent surgeries during these periods to coincide with the beginning of summer vacation and holiday periods. In addition, our international revenue fluctuates quarterly based on the timing of product registrations, expansion to new markets and product orders from our exclusive international distribution partners.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates, such as interest rates and foreign exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes and do not believe we are exposed to material market risk with respect to our cash and cash equivalents.

Interest Rate Risk

We are exposed to interest rate risk in connection with any future borrowings under our revolving credit facility, which bears interest at a floating rate based upon the prime lending rate plus one percent. For variable rate debt, interest rate changes do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. We do not believe that a 10% change in interest rates would have a significant impact on our net income (loss) for the period or on cash flow.

Foreign Exchange Risk

We operate in countries other than the United States, and, therefore, we are exposed to foreign currency risks. In the European markets where we manage billing relationships, we transact our business in local currencies, which are comprised primarily of Pounds Sterling and the Euro. As of December 31, 2013, revenue denominated in currencies other than U.S. Dollars represented less than 15% of our total revenue. Operating expenses related to these sales are largely denominated in the same respective currency, thereby limiting our transaction risk exposure. We therefore believe that the risk of an impact on our operating income from foreign currency fluctuations is not significant. In addition, we have intercompany foreign transactions between our subsidiaries, which are denominated in currencies other than their functional currency. Fluctuations from the beginning to the end of any given reporting period result in the re-measurement of our intercompany foreign transactions generating transaction gains or losses in the respective period and are reported in total other income (expense), net in our consolidated financial statements. We recorded a foreign currency transaction gain of $1.0 million and $1.5 million in 2012 and 2013, respectively. The monetary assets and liabilities of our foreign subsidiaries denominated in other currencies are translated into U.S. dollars at each balance sheet date resulting in a foreign currency translation adjustment reflected in accumulated other comprehensive loss. We recorded foreign currency translation losses of $0.4 million and $0.7 million in 2012 and 2013, respectively.

Controls and Procedures

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the year ending December 31, 2015. Our independent public registered accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company.”

BUSINESS

Overview

We are a global medical device company focused on designing, developing and commercializing innovative and proprietary complex spine technologies and techniques. Our complex spine products are used by spine surgeons to treat some of the most difficult and challenging spinal pathologies, such as deformity (primarily scoliosis), trauma and tumor. We believe these procedures typically receive a higher rate of positive insurance coverage and often generate more revenue per procedure as compared to traditional degenerative spine surgery procedures. We have applied our product development expertise in innovating complex spine technologies and techniques to the design, development and commercialization of an expanding number of proprietary MIS products. These proprietary MIS products are designed to allow for less invasive access to the spine and faster patient recovery times as compared to traditional open access surgical approaches. We have also leveraged these core competencies in the design, development and commercialization of an increasing number of products for patients suffering from degenerative spinal conditions.

Our products consist of implants, disposables and instruments which are marketed and sold primarily to hospitals for use by spine surgeons. During our 10 year history, we have commercialized 57 product lines that are used in complex spine surgery, MIS and degenerative surgery, enabling us to favorably compete in the $10.0 billion global spinal surgery market. We believe many of our products offer simplified surgical techniques and promote improved clinical outcomes for patients, although these beliefs are not yet supported by long-term clinical data. Some of our key proprietary technologies include the following:

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MESA: a low-profile spinal screw technology, which accounted for approximately 39%, 37% and 35% of our revenue for the years ended December 31, 2011, 2012 and 2013, respectively, used primarily during deformity correction, featuring our proprietary locking mechanism that eliminates the need for a secondary locking feature and reduces rotational force on the spine during implantation, which has been used to treat more than 30,000 patients;

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Rail 4D: an innovative “beam-like” implant, utilized with our proprietary MESA spinal screws, that aids in the restoration of spinal balance while providing enhanced rigidity and significantly greater strength as compared to existing titanium and cobalt chrome rod offerings;

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Deformity Cricket: spinal correction instrumentation, utilized with our proprietary MESA spinal screws, that provides surgeons with an innovative approach to more easily capture, manipulate and align a deformed spine as compared to traditional deformity correction instrumentation, such as threaded rod reducers or rod forks;

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SERENGETI: minimally invasive retractor systems featuring one-step placement of screws and retractors, thereby reducing the number of surgical steps, while allowing for direct visualization and improved access to the spine;

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RAVINE: minimally invasive retractor systems that represent an innovative design departure from standard tubular retractors, facilitating retractor placement, positioning and fixation to the patient’s anatomy through a lateral access approach;

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EVEREST: a spinal screw technology providing for improved insertion speed, industry-leading pull-out strength and the ability to accommodate a variety of titanium and cobalt chrome rods of two different diameters; and

•

tifix: a locking technology integrated into a number of our interbody and plate implants providing surgeons with the flexibility to insert screws at various angles and lock them to an implant with a one-step locking mechanism that eliminates the need for a secondary locking feature.

We have grown our revenue to $157.6 million in 2013 from $60.4 million in 2008, representing a five-year CAGR of 21% between 2008 and 2013. For the years ended December 31, 2011, 2012 and 2013, our net income (loss) was $13.3 million, $(32.7) million and $(37.9) million and our Adjusted EBITDA was $(7.4) million, $(1.8) million and $(5.3) million, respectively. For information about how we calculate Adjusted EBITDA, see “Summary—Summary Historical Consolidated Financial Data.” We expect to continue to incur additional losses in the near term as we invest in the global expansion of our business. As of December 31, 2013, our accumulated deficit was $70.6 million.

Our focus on our core competences of complex spine and MIS is highlighted by the fact that, for the year ended December 31, 2013, 58% of our revenue in the United States was derived from the use of our products in complex spine and MIS surgeries. We believe this represents a greater proportion of total revenue devoted to these markets as compared to our competitors. We further believe the proportion of our international revenue derived from complex spine and MIS is even higher than in the United States.

We have developed and maintain an expanding portfolio of intellectual property, which included 163 issued patents globally and 175 pending patent applications globally as of December 31, 2013. In addition to our current product offerings, we continue to invest in the research and development necessary to design, develop and commercialize new surgical solutions for unmet clinical needs. Our highly efficient product development process utilizes an integrated design team approach that involves collaboration among select teams of leading surgeons in their respective specialties, our product management team, our engineers and our clinical and regulatory personnel. We believe that utilizing these integrated design teams enables us to develop innovative and differentiated technologies and techniques that meet the needs of the market and allow surgeons and hospitals to better serve their patients. Since the beginning of 2011, we have introduced 34 new product lines, including products driven by our Rail 4D and EVEREST technology platforms, demonstrating our ability to leverage our product development process to rapidly innovate new products.

We currently market and sell our products in the United States and 27 other countries. For the year ended December 31, 2013, international sales represented approximately 29% of our revenue. We have made significant investments in building a hybrid sales organization consisting of direct sales employees, independent sales agencies and distributor partners. As of December 31, 2013, our U.S. sales force consisted of 114 direct sales employees and 48 independent sales agencies and our international distribution network consisted of 37 direct sales employees, five independent sales agencies and 15 independent distributorships. We expect to continue to invest in our global hybrid sales organization by increasing the number of our direct sales employees and broadening our relationships with independent sales agencies and distributor partners. We believe the continuing expansion of our global sales force will provide us with significant opportunities for future growth as we increase our penetration of existing geographic markets and enter new ones. We do not sell our products through or participate in PODs and no surgeons own any shares of our common stock.

Corporate History

K2M, Inc. was incorporated in 2004 and began working with leading spine surgeons for the purpose of designing, developing and commercializing innovative and proprietary complex spine technologies and techniques. Between 2005 and 2010, we developed spinal surgery products while expanding our business, including through the investment of venture capital raised from Ferrer Freeman & Company, LLC, or FFC. On August 12, 2010, K2M Group Holdings, Inc., an entity controlled by our existing owners, acquired the equity of K2M, Inc. through the merger of Altitude Merger Sub, Inc. with and into K2M, Inc. Upon the closing of such transaction, K2M, Inc. and its stockholders were paid total cash consideration of approximately $169.4 million, of which $14.9 million was placed in escrow and eventually released in 2012. Since 2010, we have continued to invest in our business by expanding our global sales force and related operations, including through the investment of additional capital raised from our existing owners.

Industry Background

Overview of Spine Anatomy

The spine is the central core of the human skeleton and provides structural support, alignment and flexibility to the body. It consists of 24 interlocking bones, called vertebrae, which are stacked on top of one another. The spine is comprised of five regions, of which there are three primary regions: cervical, thoracic and lumbar. There are seven vertebrae in the cervical, or neck, region of the spine, 12 vertebrae in the thoracic, or central, region of the spine, and five vertebrae in the lumbar, or lower back which is the primary load-bearing region of the spine. The bottom of the spine, comprised of the sacrum and the coccyx, consists of naturally fused vertebrae connected to the hip bones to provide support for the spine. A healthy spine has a natural curvature when viewed from the side and is straight when viewed from the back. The cervical and lumbar regions contain forward convex curves referred to as lordosis while the thoracic region contains a backward concave curve referred to as kyphosis. Between each pair of vertebrae is an intervertebral disc that acts as a shock absorber during movement. Vertebrae are paired as motion segments, or levels, and are connected to each other by facet joints that provide flexibility and enable the spine to bend and twist. The back, or posterior, part of each vertebra is comprised of a bony arch called the lamina and the spinous process. Soft tissues, including ligaments, tendons and muscles are attached to these structures, which provide stability to the spinal column and facilitate movement of the spine. The largest load bearing bony structure, which is in the front, or anterior, and middle part of each vertebra, is referred to as the vertebral body. These collective spinal elements serve as a protective cage for the spinal cord, which runs through the center of the spine, or spinal canal, carrying nerves that exit through openings between the vertebrae, or foramen, which run from every area of the body to the brain, delivering sensation and control to the entire body.

Overview of Spine Disorders

Complex spine pathologies and back pain related to spine disorders affect an estimated 31 million people in the United States and are a leading driver of healthcare costs globally. Spine disorders range in severity from mild discomfort and numbness, to curvatures of the spine, extreme pain and paralysis. Spine disorders can be categorized as either complex, which consists of deformity (primarily scoliosis), trauma and tumor, or degenerative.

Spine deformity is any variation in the natural curvature of the spine. The most common form of spine deformity is scoliosis which is either a lateral, or side-to-side curvature of the spine, or an extreme rotation of the vertebral body. Other common types of deformity include hyperlordosis which is an over-extension of the normal convex curvature of the cervical and lumbar spine, and hyperkyphosis which is an over-flexion of the normal concave curvature of the thoracic spine.

Normal Front	Scoliosis Front	Normal Side	Hyperlordosis Side	Hyperkyphosis Side

Spine deformity can be further grouped into the following four categories which are known to have different spine characteristics:

•	Pediatric infantile scoliosis, presents in children under 10 years of age as a result of conditions present at birth or congenital conditions;

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Adolescent scoliosis, presents in patients between the ages of 10 and 18 as a result of congenital conditions, neuromuscular conditions such as cerebral palsy or muscular dystrophy, or other unknown previously existing conditions;

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Adult scoliosis, presents in patients between the ages of 19 and 64 as a result of scoliosis, which typically starts after the age of 40 due to arthritis or other conditions of aging, or as a result of scoliosis that started when the patient was younger; and

•	Aging spine, presents in patients 65 years of age or older as a result of a pre-existing deformity that has progressed or the onset of severe degenerative spine disorders.

Spine trauma is often the result of impact from a fall, car accident or other external forces. Spine traumas include fractures, dislocations, soft tissue damage and other musculoskeletal and nervous system injuries.

Spine tumors are relatively rare. Benign tumors are typically removed surgically while malignant tumors are more difficult to treat and often originate in other areas of the body such as the lungs, thyroid or kidneys.

Degenerative spine disorders are typically the result of repetitive stresses experienced during the normal aging process and are the most common type of spine disorders. Degenerative spine disorders occur when the intervertebral disc at a motion segment weakens and loses its normal height, thereby compressing the spinal nerves. Compression of the spinal nerves often leads to pain and/or loss of feeling in the arms, back and legs.

Treatment Alternatives for Degenerative Spine Disorders

Treatment for degenerative spine disorders usually begins with conservative therapies including observation to determine if the spine disorder is progressing, lifestyle changes such as exercise and weight loss, anti-inflammatory and pain medication and physical therapy. If and when conservative therapies fail to provide adequate quality of life improvements, patients may ultimately require spine surgery.

The goals of spine surgery are to reduce patient pain and restore structural support and alignment while maintaining natural flexibility within the spine, if possible. Surgical options for degenerative spine disorders vary greatly depending on each patient’s unique pathology and include procedures that (1) do not utilize spinal implants or (2) do utilize spinal implants. Decompression procedures are typically performed earlier in the continuum of care and may or may not include the use of spinal implants. These procedures include discectomies and laminectomies, which involve the removal of part of a damaged disc or lamina in order to relieve pressure on the spinal nerves. Decompression procedures may occasionally result in spinal instability due to the removal of these spinal elements and as a result require the utilization of spinal implants.

In the case of advanced degenerative spine disorders, treatment often turns to procedures that involve the use of spinal implants, the most common of which is a fusion procedure. The goal of fusion is to permanently decompress the spinal nerves exiting the spine by restoring the natural height of the disc and eliminating motion at the affected level. A fusion procedure involves the surgical removal of bone and/or diseased or damaged disc material that is believed to be the source of the pain and insertion of spinal implants to the spine to stabilize the affected vertebrae. Spinal implants used in fusion procedures include interbody devices that replace the disc space between the vertebrae, as well as spinal implants such as Rails, stabilization rods, screws, plates and biomaterials that provide stability and promote fusion between the vertebrae. Treatments for degenerative spine disorders may also include motion preservation technologies such as cervical and lumbar disc replacement, dynamic stabilization, annular closure, nucleus replacement and facet arthroplasty devices. In some instances, degenerative spine disorders may progress to complex spine disorders, depending on the severity and advancement of the pathology or structural deformity.

Treatment Alternatives for Complex Spine Disorders

Treatments for complex spine disorders, such as deformity, address patients with severe curves in their spine seeking to prevent curve progression and obtain curve correction. The treatment pathway for deformity cases may begin with bracing or casting which are designed to slow or correct the progression of the adverse curvature of the spine. Bracing and casting are typically utilized as the first course of treatment in young children who are still growing. If a child’s curve has shown progression despite bracing or casting, surgery is often considered. Surgical treatment for deformity conditions in young patients that have not stopped growing typically seek to correct the deformity while avoiding long fusions of the spine. These procedures include the use of spinal implants, such as pedicle screws and expandable rods that are periodically lengthened, to control the spine deformity while still allowing for the spine to grow until the child reaches an appropriate size or age for a more permanent solution, such as spinal fusion. In skeletally mature patients with spine deformities, spinal fusions are typically considered after more conservative measures have failed.

Treatment of more intricate complex spine disorders, such as traumas and tumors, may require the use of one or several procedural alternatives, such as (1) decompression, (2) fusion or (3) corpectomy techniques, where the vertebral body may be completely removed and replaced by a vertebral body replacement device.

The indications for surgical treatment of complex spine disorders such as deformity are determined by anatomical angle measurements that are established and well defined among hospitals, physicians, and third-party payors. Conversely, fusion procedures for degenerative conditions are typically indicated when the source of the patient’s pain originates from the vertebral level in question and a diagnostic confirmation of degenerative disc disease is made. Current techniques to identify the source of a patient’s degenerative back pain are imprecise and it may be difficult to locate the source of pain. Third-party payors typically require a confirmed diagnosis of degenerative disc disease in order to reimburse for surgical procedures. We believe complex spine procedures typically receive a higher rate of positive insurance coverage and often generate more revenue per case, as compared to degenerative procedures.

MIS Treatment Alternatives for Complex and Degenerative Spine Disorders

Traditional approaches for complex spine and degenerative spine surgery require large incisions in order to provide surgeons with access to, and visibility of, the spine and surrounding areas. Consequently, traditional surgical procedures are considered highly invasive and are often associated with several limitations including significant blood loss, extensive soft tissue disruption, long operative times, extended hospital stays and lengthy patient recovery times.

Over time, there has been significant increase in surgeon and patient interest for less invasive surgical techniques for treating both complex and degenerative spine disorders. MIS techniques are designed to allow for less invasive access to the spine and, as a consequence, faster patient recovery times as compared to traditional open access surgical techniques. The figures below illustrate the different incision sizes in a multi-level deformity case utilizing both traditional open and MIS surgical techniques.

Biomaterials Treatment Alternatives for Complex and Degenerative Spine Disorders

Biomaterial treatments are typically derived from human bone or synthetic sources and come in a variety of forms. These biomaterials are used by spine surgeons during the surgical treatment of certain complex spine and degenerative pathologies to augment spinal implants and to promote fusion by accelerating, augmenting or substituting for the normal regenerative capacity of bone.

Market Opportunity

According to iData, the global spine surgery market was valued at approximately $10.0 billion in 2012 and is expected to grow to $14.9 billion by 2019. The table below provides the estimated size of the 2012 global spine market:

	2012 Estimated Global Spine Market Size (dollars in millions)
	United States	Europe	Asia- Pacific	Latin America	Total
Complex Spine	$855	$112	$170	$51	$1,188
MIS	1,195	66	87	25	1,372
Degenerative Spine	3,816	909	958	284	5,967

Spine Implants and Instrumentation	$5,866	$1,086	$1,215	$360	$8,527
Biomaterials(1)	1,284	26	198	*	1,509

Total	$7,150	$1,113	$1,413	$360	$10,036

*	Not included in market sizing estimates
(1)	We report revenue related to the sale of biomaterials as part of our complex spine, MIS and degenerative spine revenue categories.
Source:	iData Research, Inc.

Overviews of the global spine markets in which we compete, and their associated growth drivers, are as follows:

Complex Spine

The approximately $1.2 billion global complex spine market includes technologies utilized to treat cases of spine deformity, trauma and tumor. While many advancements in the treatment of complex spine disorders have been made, considerable challenges and limitations associated with performing complex spine surgery remain. For example, many of the spinal implants and instruments currently used to perform complex spine surgeries are not designed to sufficiently address the variable and unpredictable nature of complex spine surgeries caused by the different sizes, shapes, densities and growth characteristics of each individual spine. It is not always possible for spine surgeons to anticipate which of these variables will be present in any given spine surgery, which may result in suboptimal patient outcomes and longer procedure times if they do not have the proper spinal implants and instruments readily available during the procedure. Further, many existing complex spine surgery implants, instruments and surgical approaches are not designed to concurrently access multiple levels of the spine through a MIS approach.

We believe the global complex spine market has been underserved and underdeveloped by major spine market competitors, which generally focus on the larger degenerative spine market. As a result, we believe the complex spine patient population has and will continue to benefit from innovative technologies and techniques that enable simplified surgical procedures, MIS approaches and surgical treatment earlier in the continuum of care.

MIS

The approximately $1.4 billion global MIS market includes technologies utilized in treating both complex spine and degenerative spine disorders through minimally invasive approaches to the spine. These technologies and techniques include MIS pedicle screws that are affixed to the spine through either percutaneous, or puncture-like, incisions or retractors that provide direct visualization of the spine with a smaller incision than traditional open procedures. The MIS market also includes minimally invasive interbody devices, including posterior, transforaminal and lateral lumbar interbody fusion, or LLIF, devices. LLIF devices are inserted from the side and are associated with less disruption to the soft tissues of the back. We believe the vast majority of surgeons and patients, when given the option, will utilize MIS procedures rather than traditional open procedures due to the advantages of MIS approaches, which often include less soft tissue disruption, reduced frequency of surgical morbidity, faster operating times, improved scarring-related aesthetics and, as a consequence of these advantages, shorter patient recovery times. Finally, we believe the overall improvement to the standard of care resulting from the introduction of new MIS products will increase global demand for MIS technologies and techniques.

Degenerative Spine

The approximately $6.0 billion global degenerative spine market includes technologies and techniques utilized to treat degenerative spine disorders. These technologies and techniques include products such as cervical, thoracic and lumbar spinal fusion devices, interbody devices, motion preservation technologies and vertebral compression fracture devices. We believe that several factors will continue to influence the growth in the global degenerative spine market, including aging patient demographics, increased life expectancies, the desire for maintaining and/or improving lifestyles and demand from patients and surgeons for innovative technologies and techniques that enable simplified surgical procedures, faster procedure times and improved clinical outcomes.

Our Competitive Strengths

Our executive management team is highly experienced in the spinal surgery industry. We believe this experience and the following competitive strengths have been instrumental to our success and position us well to grow our revenue and market share.

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Focus in Complex Spine and MIS.    Our strategic focus and core competencies are the design, development and commercialization of innovative complex spine and MIS technologies and techniques. In addition to our innovative product portfolio, our dedication to the complex spine and MIS markets is evidenced by our strong relationships with key opinion leaders and spine societies focused on the complex spine and MIS markets, such as the Scoliosis Research Society and the Pediatric Orthopedic Society of North America. Furthermore, we dedicate significant global resources to educating spine surgeons on the safe and effective use of our complex spine and MIS technologies. We offer a comprehensive complex spine and MIS certification program to our sales organization, which includes a multi-level program incorporating classroom and hands-on training with spine surgeons in our cadaveric lab, to promote a sophisticated clinical proficiency amongst our sales force.

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Comprehensive Portfolio of Innovative Proprietary Technologies.    We have developed a comprehensive portfolio of products that address a broad array of spinal pathologies, anatomies and surgical approaches in the complex spine and MIS markets. We believe the benefits of our product offerings in these two markets include simplified surgical techniques, less invasive access to implant sites, enhanced capabilities to manipulate and correct the spinal column, lower profile spinal implant technology and improved clinical outcomes as compared to traditional alternatives such as open surgical techniques utilizing higher profile screws and other implants that provide more limited manipulation of the spine and often require the use of more components, including additional locking parts and set screws. Our strength in complex spine and MIS provides us with an opportunity to cross-sell our broad portfolio of product offerings in the degenerative market. To protect our innovative technologies and techniques, we maintain and continue to grow our intellectual property portfolio. As of December 31, 2013, we owned 163 issued patents globally, including 103 in the United States, with an additional 175 patent applications pending globally, including 105 of such patent applications pending in the United States. We also maintain a growing portfolio of trademarks, which includes 27 U.S. trademark registrations and 62 foreign trademark registrations.

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Highly Efficient Product Development Process.    Responding quickly and efficiently to the needs of patients, surgeons and hospitals is central to our culture and critical to our success. Our integrated teams of surgeons, product managers, engineers and clinical and regulatory personnel conceptualize, design and develop potential new products through an iterative process that allows for rapid product development. We believe that our entrepreneurial culture and integrated approach to product development allows us to (1) quickly assess the market, (2) address evolving patient, surgeon and hospital needs, (3) evaluate new treatment options and (4) accelerate the development of a potential product from concept to commercialization. We have a proven track record of success in the development of new technologies as evidenced by our introduction of 57 product lines since our inception. Of our 57 commercialized product lines, our MESA technology or products that incorporate MESA have accounted for approximately 39%, 37% and 35% of our revenue for the years ended December 31, 2011, 2012 and 2013, respectively.

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Broad Global Distribution Network.    We have made significant investments in our global distribution network, which as of December 31, 2013, included 151 direct sales employees and contractual relationships with 53 independent sales agencies and 15 distributor partners. In addition, we have broadened our operational capabilities by investing in increased inventory levels and opening sales offices in strategic markets worldwide, such as the United Kingdom and Germany. We believe that our significant global distribution footprint provides us with the opportunity to effectively introduce new products in the markets in which we have a sales presence.

•	Demonstrated Track Record of Innovation and Execution. Our executive management team has achieved the following milestones:

•	Designed and commercialized 57 product lines;

•	Established a global distribution network with a sales presence in 28 countries, including the United States;

•	Implemented and maintained a comprehensive compliance program, including educational and training components;

•	Developed an efficient clinical and regulatory function; and

•	Grew revenue at a compounded annual growth rate of 21% from 2008 to 2013.

We believe our management has the vision, experience and network of relationships to continue our successful growth.

Our Strategies

Our goal is to drive sustainable growth by servicing the needs of patients, surgeons and hospitals through product innovation and differentiation in the complex spine and MIS markets and continuing to leverage these core competencies in the degenerative spinal surgery market. To achieve this goal, we intend to:

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Capitalize on Our Highly Efficient Product Development Process to Innovate New Technologies and Techniques.    We have a proven history of developing and commercializing new technologies in our core competencies of complex spine and MIS, as well as degenerative spine. We plan to continue developing innovative new products. Our product pipeline includes over 10 new products that we expect to introduce over the next 12 months. We believe that the strengthening of our product offering will allow us to continue to attract highly qualified sales professionals, strengthen our relationship with existing customers, acquire new customers, and ultimately, compete more effectively in the global spine market.

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Leverage Our Investments in Infrastructure to Further Penetrate the Global Spine Market.    We plan to leverage our product development process, robust intellectual property portfolio, key opinion leader expertise, compliance infrastructure, comprehensive training and education programs, investments in inventory and global sales and marketing infrastructure to effectively distribute our products and continue our expansion in the approximately $10.0 billion global spine market.

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Expand Our Global Distribution Footprint.    We will continue to make significant investments in our global distribution network to increase our penetration in existing markets and expand our geographic presence into new markets. We believe there remains significant opportunity for us to expand our global presence. In 2014, we plan to hire additional direct sales employees, while continuing to develop relationships with independent sales agencies and distributor partners in select markets. We also plan to continue our investments in inventory and specialized training to improve the productivity and efficiency of our sales force. In addition, we intend to strategically open sales offices in select geographic regions in the future.

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Selectively Pursue Opportunities to Enhance Our Product Offerings.    We expect to selectively pursue opportunities to license or acquire complementary products and technologies to strengthen our market position. For example, we intend to pursue strategic alliances to develop next generation technologies and techniques for the treatment of complex spine pathologies through MIS approaches. We may also engage in strategic transactions such as acquisitions or joint ventures that allow us to increase our product and service offerings.

Our Products

The tables below group our core products with the primary market in which they are typically used and provide a summary of each technology’s features and market introduction date.

Complex Spine

We define complex spine as procedures involving the placement of eight or more pedicle screws or procedures that utilize products specific to the correction of deformity, trauma or tumor conditions such as specialized fixation devices, construct extenders or connectors and corpectomy cages. Many of our products designed for use in complex spine procedures incorporate our proprietary MESA and DENALI technologies. Revenue from products that incorporate MESA represented 39%, 37% and 35% of our total revenue for the years ended December 31, 2011, 2012 and 2013, respectively and revenue from products that incorporate DENALI represented 29%, 22% and 19% of our total revenue for the years ended December 31, 2011, 2012 and 2013 respectively. See “Risk Factors—Risks Related to Our Business and Our Industry—A large percentage of our revenue is derived from the sale of our MESA, DENALI and EVEREST spinal systems or products that incorporate these technologies, and, therefore, a decline in the sales of these products could have a material impact on our overall revenue.”

Selected Products	Image	Description	Market Introduction

MESA Deformity Spinal System	A low-profile spinal screw technology, used during deformity correction, featuring our proprietary locking mechanism that eliminates the need for a secondary locking feature and reduces rotational force on the spine during implantation, coupled with instrumentation to address complex spine conditions	2006

MESA Rail Deformity Spinal System	An innovative “beam-like” implant, utilized with our proprietary MESA spinal screws, that aids in the restoration of spinal balance while providing enhanced rigidity and significantly greater strength as compared to existing titanium and cobalt chrome rod offerings	2011

Deformity Cricket	Spinal correction instrumentation, utilized with our proprietary MESA spinal screws, that provides surgeons with an innovative approach to more easily capture, manipulate and align a deformed spine as compared to traditional deformity correction instrumentation, such as threaded rod reducers or rod forks	2008

DENALI Deformity Spinal System	A top loading spinal screw technology featuring off-axis screw height adjustments for ease of implant insertion	2006

Selected Products	Image	Description	Market Introduction
MESA Small Stature Spinal System		A low-profile spinal screw technology, used primarily during deformity correction, featuring our proprietary locking mechanism that eliminates the need for a secondary locking feature and reduces rotational force on the spine during implantation, coupled with instrumentation to address complex spine conditions in smaller stature patients	2012

MESA Rail Small Stature Spinal System	An innovative “beam-like” implant, utilized with our proprietary MESA spinal screws, that aids in the restoration of spinal balance in smaller stature patients, while providing enhanced rigidity and strength as compared to existing titanium and cobalt chrome rod offerings	2012

MESA Mini Spinal System	A low-profile spinal screw technology, used during deformity correction, featuring our proprietary locking mechanism that eliminates the need for a secondary locking feature and reduces rotational force on the spine during implantation, coupled with instrumentation to address complex spine conditions in the upper regions of the spine	2008

SANTORINI Corpectomy Cage System	An expandable vertebral body replacement device made of biocompatible polymer (polyether ether ketone, or PEEK) for radiographic visibility that allows for intra-operative height adjustment	2012

Minimally Invasive Spine

We define MIS technologies and techniques as spinal implants and instruments used through minimally invasive approaches to the spine. These include patented technologies for lateral approach and posterior access to patients’ spinal anatomy.

Selected Products	Image	Description	Market Introduction

SERENGETI Minimally Invasive Retractor System	A minimally invasive retractor system featuring one-step placement of screws and retractors, thereby reducing the number of surgical steps, while allowing for direct visualization and improved access to the spine	2006

SERENGETI Complex Spine Minimally Invasive Retractor System	A minimally invasive retractor system featuring one-step placement of screws and retractors, thereby reducing the number of surgical steps, while allowing for direct visualization, improved access to the spine and instrumentation to address complex spine conditions	2011

RAVINE Lateral Access System	A minimally invasive retractor system that represents an innovative design departure from standard tubular retractors, facilitating retractor placement, positioning and fixation to the patient’s anatomy through a lateral access approach	2010

RAVINE Complex Spine Lateral Access System	A minimally invasive retractor system that represents an innovative design departure from standard tubular retractors, facilitating retractor placement, positioning and fixation to the patient’s anatomy through lateral access	2013

Selected Products	Image	Description	Market Introduction
ALEUTIAN Lateral Interbody System		An intervertebral implant made of biocompatible polymer (PEEK) for radiographic visibility, designed to be inserted with the RAVINE retractor systems to provide spinal column support through a lateral MIS access approach	2010

TERRA NOVA Minimally Invasive Access System	A distractor blade system designed to be used in conjunction with the SERENGETI retractor systems to provide the ability to simultaneously retract tissue while distracting the intervertebral disc space	2007

CAYMAN Minimally Invasive Lateral Plate System	A plate system designed for insertion through the RAVINE retractor systems that provides surgeons with the flexibility to insert screws at various angles and lock them to an implant with our tifix one-step locking mechanism	2013

Degenerative Spine

Our degenerative spine technologies are utilized to treat degenerative spine disorders and include products such as cervical, thoracic and lumbar spinal fusion devices and interbody devices. Many of our products designed for use in degenerative spine procedures incorporate our proprietary EVEREST technology. Revenue from these products represented 3%, 9% and 12% of our total revenue for the years ended December 31, 2011, 2012 and 2013, respectively. See “Risk Factors—Risks Related to Our Business and Our Industry—A large percentage of our revenue is derived from the sale of our MESA, DENALI and EVEREST spinal systems or products that incorporate these technologies, and, therefore, a decline in the sales of these products could have a material impact on our overall revenue.”

Selected Products	Image	Description	Market Introduction

EVEREST Degenerative Spinal System	A spinal screw technology providing for improved insertion speed, industry-leading pull-out strength and the ability to accommodate a variety of titanium and cobalt chrome rods of two different diameters	2011

ALEUTIAN Interbody Systems	Full range of anatomically designed intervertebral implants made of biocompatible polymer (PEEK) for radiographic visibility and use in multiple spinal applications	2005

CHESAPEAKE Interbody Systems	Multi-screw intervertebral implants providing surgeons with the flexibility to insert screws at various angles and lock them to an implant with our tifix one-step locking mechanism to stabilize the spine while reducing the need for supplemental fixation	2010

PYRENEES Cervical Plate Systems	Low-profile plates for treating the cervical spine that provide surgeons with the flexibility to insert screws at various angles and lock them to an implant with our tifix one-step locking mechanism	2005

Selected Products	Image	Description	Market Introduction

BLUE RIDGE Hybrid Cervical Plate System	A plate technology for treating the cervical spine providing surgeons with the flexibility to create constrained, semi-constrained, or hybrid screw constructs	2011

Product Pipeline

In addition to our comprehensive commercialized product portfolio, we plan to continue developing innovative new technologies and techniques to enhance our robust product pipeline. Our next generation product development efforts will remain focused on the complex spine and MIS markets. For example, we plan to introduce the EVEREST Deformity and EVEREST Minimally Invasive Spinal Systems in 2014. These two systems are being developed based on our EVEREST Screw System, our fastest growing product for the year ended December 31, 2013, and we believe these systems will favorably complement our current portfolio. Our EVEREST Deformity and EVEREST Minimally Invasive Spinal Systems have each received 510(k) clearance from the FDA. Additionally, we are developing a variety of other differentiated complex spine technologies, including a newly designed corpectomy cage system for treating patients with trauma and tumor disorders. We are also developing a mechanical solution to treat patients suffering from proximal junctional kyphosis, or PJK, one of the most challenging post-surgical complications found in approximately 30% of deformity procedures. Our PJK product development effort is being led by a number of global key opinion leaders in complex spine surgery. We have not yet submitted any regulatory applications with respect to our corpectomy cage system or any products based on our PJK efforts.

In addition to our product development efforts in complex spine and MIS, we continue to innovate products to address the degenerative spine market with new technologies, such as a cervical arthroplasty solution intended for several markets outside of the United States. Our cervical artificial disc will include a proprietary polymeric core that provides motion and loading characteristics identified to us by spine surgeons interested in motion preservation. We have not yet submitted any regulatory applications with respect to our cervical artificial disc and we do not have any plans to apply for an investigational device exemption or 510(k) clearance to market this product in the United States.

EVEREST Deformity Spinal System	EVEREST Minimally Invasive Spinal System	Corpectomy Cage System

Research and Product Development

We have made significant investments in our product development capabilities to enhance our product lines, and believe that ongoing research and development efforts are essential to our success. Our product design teams consist of engineers, product managers, and surgeon advisors, who work closely together in an integrated product development process to design, enhance and validate our technologies and techniques.

These product design teams conceptualize technologies and then build and test prototypes utilizing in-house and third-party prototyping and testing facilities. As part of the development process, spine surgeons evaluate the implantation of the product in our cadaveric laboratory to ensure it meets the needs of both surgeons and patients. Prototypes are then quickly refined or redesigned as necessary based on the results of the product testing, allowing us to perform rapid iterations of the design-prototype-test development cycle.

Our regulatory and clinical affairs personnel work in parallel with our product design teams, allowing us to anticipate and resolve any potential issues at early stages in the development cycle. Our regulatory and clinical affairs personnel are able to submit regulatory filings shortly after the final development testing has been completed and are committed to timely and responsive communication with regulatory agencies. We have demonstrated an ability to gain rapid regulatory approvals of our technologies.

Our research, development and engineering expense was $11.9 million, $9.0 million and $12.4 million for the years ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively.

Global Spine Community Involvement, Education, and Training

We devote significant resources towards global surgeon education on the proper use of our technologies and techniques. This education includes approved patient indications, contra-indications and overviews of the features and clinical benefits of our products. For example, we support local, regional and national educational courses, intensive hands-on cadaveric training and product-based programs that include didactic sessions coupled with hands-on-lab segments to allow surgeons to learn and experience new technologies. For the year ended December 31, 2013, we sponsored 202 such programs with over 1,600 surgeon participants.

We believe that our success has been, and will continue to be driven by, the quality of our products and reputation within the spine surgeon community. We collaborate with spine surgeons in various aspects of our strategy and product development. These spine surgeons are compensated pursuant to written agreements with us. These written agreements generally provide for compensation on an hourly-basis for time spent on our projects and may entitle such surgeons to royalties if they are named as an inventor on a patent application submitted by us. We also work with surgeons and other healthcare professionals in the area of clinical research in order to gain a better understanding of the safety and efficacy of our products and support the necessary requirements for product clearances and registrations internationally.

As an active member of the global spine community, we support and maintain a presence in trade and industry organizations, including the Scoliosis Research Society and the Pediatric Orthopedic Society of North America, as well as other local, regional, and national spine societies. At these meetings, we demonstrate the clinical benefits of our products to surgeons and generate awareness among these societies as to the clinical benefits of our innovative technologies and techniques.

We provide charitable support to the medical community and the community in general. We also provide financial and product support to international medical missions in underdeveloped countries around the world and to local community charitable causes.

Sales and Marketing

We promote, market and sell our products through a global hybrid sales organization comprised of direct sales employees, including complex spine and MIS product specialists, independent agencies and distributor partners. Our hybrid U.S. sales organization consists of 114 direct sales employees and 48 independent sales agencies. Each direct sales employee and independent sales agency is assigned a defined territory. We have made significant investments in our U.S. sales organization. For example, we added 45 direct sales employees and three independent sales agencies during the year ended December 31, 2013.

We currently generate revenue from 27 countries internationally, in addition to the United States. For the year ended December 31, 2013, international sales represented approximately 29% of our revenue. Our international sales organization includes over 37 direct sales employees, primarily located in the United Kingdom and Germany. In addition, we directly manage five independent agencies in Italy and Canada. We sell to 15 distributors in certain other international markets. To support our international sales force, we deploy a number of international market managers, who leverage product fluency and local market expertise to broaden and deepen our relationships with our independent agency and distributor partners as well as provide a direct line of communication to our surgeon customers. Our global sales organization provides us with broad geographic coverage in regions where our products are sold, including North America, Central and South America, Europe, Middle East, South Africa and Asia/Pacific. We continually evaluate new market opportunities and expect to expand the number of our international markets in 2014.

We support the efforts of both our direct sales employees and independent agency partners through the deployment of product specialists with expertise in complex spine and MIS. These specialists provide technical expertise relating to our products and engage surgeons and hospitals directly to assist them in better understanding product capabilities, value propositions and market trends.

In 2013, we implemented certification programs designed to ensure a sophisticated proficiency within our global sales organization in the effective promotion, marketing and selling of our complex spine and MIS products, respectively. These certification programs include in-depth training on our products and promote a detailed proficiency in and understanding of the anatomical issues, clinical pathologies and diagnosis challenges associated with complex spine surgery and MIS technologies and techniques. We make decisions on whether to be direct or utilize independent agencies or distributor partners on a market-by-market basis using a number of parameters, including the availability of sales talent with the necessary level of spinal expertise, the reputation of the sales talent with surgeons and hospitals, the results of our compliance diligence and the overall potential of the market.

We continually evaluate and refine the performance of our global sales organization using a number of tools, including metric-driven scorecards and reviews of performance relative to budgets. Our direct sales force is compensated through a combination of base salaries, individual and company-based performance bonuses, commissions and stock options. Our independent agencies are compensated with commissions and individual-based performance bonuses. Our compensation programs are designed to balance rewarding performance, incentivizing the desired sales behaviors to align with our corporate strategy and maximizing sales force retention.

Suppliers and Raw Materials

We have a strong base of over 50 third-party suppliers located in the United States and the EEA that manufacture the vast majority of our products. These suppliers support our supply chain strategy that involves minimizing our capital investment, controlling costs and shortening cycle times. We believe this allows us to compete with larger volume manufacturers of spine surgery products. We work closely with our suppliers to ensure our inventory needs are met while maintaining high quality and reliability.

We select our suppliers carefully. Our internal Quality Assurance and Supply Chain groups conduct on-site audits of our suppliers. As suppliers meet our internal quality control standards they are added to our approved supplier list. We regularly audit our suppliers to ensure they meet FDA, ISO and other country-specific requirements as necessary. In addition, suppliers of our biomaterials products are certified by the American Association of Tissue Banks. Our Quality Assurance and Supply Chain groups conduct annual audits to ensure continued compliance with our standards; our suppliers provide a certificate of compliance with every shipment of inventory that we receive in conformance with our quality control standards. Our Quality Control group also performs incoming inspection of our products, in-process inspections and packaging and labeling inspections onsite at our headquarters facility.

We generally do not have long-term supply contracts with our suppliers and they are not required to provide us with any guaranteed minimum production levels. In most cases, we maintain redundant manufacturing capabilities for each of our products to ensure our inventory needs are met. We do, however, have single or limited source contracts with certain suppliers, who provide our biomaterials and materials for select interbody products.

We believe our supplier relationships will be able to support our potential capacity needs for the foreseeable future. To date, we have not experienced any significant difficulty locating and obtaining the suppliers or materials necessary to fulfill our production requirements.

Intellectual Property

Our success depends upon our ability to protect our intellectual property. We proactively protect our innovations by filing U.S. and foreign patent applications, and our growing intellectual property portfolio reflects significant investment. We have also acquired intellectual property rights via the strategic purchase and license of patents from third parties to complement our internally-developed intellectual property holdings. We utilize specialist intellectual property lawyers to oversee our intellectual property assets. As of December 31, 2013, we owned 103 issued U.S. patents, 60 issued foreign patents, 105 pending U.S. patent applications and 70 pending foreign patent applications. As of December 31, 2013, we also had 27 U.S. trademark registrations, 62 foreign trademark registrations, five pending U.S. applications to register trademarks and 28 foreign applications to register trademark registrations.

We license certain technologies used in our MESA products from Spinal LLC pursuant to an exclusive license agreement, which provides us with an exclusive license to the MESA technology and related patents and patent applications until the expiration of all patents licensed pursuant to the agreement. Under this license agreement, we are required to make royalty payments equal to 6.0% of the net sales of our products that incorporate the MESA technology, subject to an annual minimum royalty payment of $0.4 million.

In addition, we license our tifix one-step locking technology from Dr. Dietmar Wolter pursuant to a license agreement, which provides us with an exclusive license to use such technology in the field of spinal surgery in the United States and a non-exclusive license to use such technology internationally until the expiration of all patents licensed pursuant to the agreement. Under the terms of this license agreement, we are required to make payments equal to 9.0% of net sales of products that incorporate tifix technology.

In 2011, we acquired certain proprietary spinal disc implant technologies that we plan to use in a product that has not yet been commercialized, pursuant to an asset purchase agreement, which could require payments up to approximately $13.4 million if certain milestones are met, including milestones related to regulatory applications and approvals. Milestone payments of $0.5 million, $2.0 million and $4.0 million are due upon the achievement of net sales from products incorporating such proprietary technologies of $10.0 million, $25.0 million and $50.0 million, respectively. We will also be required to make royalty payments equal to 7.0% of net sales from patented products, up to an aggregate amount of $20.0 million.

In 2010, we acquired all rights to certain technologies used in our EVEREST pedicle screw system from Dr. John Carbone, pursuant to an asset purchase agreement, which requires us to make payments to Dr. Carbone equal to 3.5% of the net sales from EVEREST pedicle screws and 1.5% of the net sales from any of our other products that incorporate certain elements of our EVEREST screw technology until the expiration of the last to expire U.S. patent related to such technologies or, if no U.S. patent issues, for 10 years from product launch.

In 2007, we acquired all rights to certain technologies used in our SERENGETI retractor system from Dr. Josef Gorek, which requires us to make royalty payments equal to 3.0% of net sales from products that incorporate the SERENGETI retractor technology, subject to a minimum annual royalty of the greater of (1) $25 for each retractor sold or used in surgery or (2) $178,375. We are required to make such royalty payments on the net sales of any such product until the expiration of the last to expire U.S. patent used in the SERENGETI retractor. In the event we fail to pay the minimum royalties, and do not cure such non-payment after receiving notice of such non-payment, Dr. Gorek would have the right to have one partner other than us for the assigned intellectual property.

In 2004, we acquired all rights to certain technologies used in our DENALI pedicle screw system from Fastenetix LLC and certain other persons, pursuant to an assignment agreement, which requires us to make payments to the assignors equal to 6.0% of net sales of products that incorporate our DENALI screw technology until the expiration of the last to expire patent related to such technologies, and 3.0% of such net sales thereafter. The Fastenetix parties may have the right to re-purchase the contributed intellectual property in the event we cease operations (other than due to a sale or merger of the Company) or we enter into bankruptcy, insolvency or similar proceedings.

We also rely upon trade secrets and know-how to develop and maintain our competitive position. We protect our proprietary rights in trade secrets and know-how through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants, and others who may have access to our proprietary information.

Although we believe our patents are valuable, we also believe that our knowledge and experience and our trade secret information with respect to development and manufacturing processes, materials and product design have been equally important in maintaining our proprietary product lines. As a condition of employment, we generally require employees to execute a confidentiality agreement relating to proprietary information and assignment of patents and other intellectual property to us.

Competition

Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. We believe that the principal competitive factors in our markets are:

•	the quality of outcomes for medical conditions affecting the spine;

•	acceptance by spine surgeons;

•	ease of use and reliability;

•	technical leadership and superiority;

•	effective marketing and distribution;

•	speed to market; and

•	product price and qualification for coverage and reimbursement.

We also compete in the marketplace to recruit and retain qualified scientific, management and sales personnel, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business.

We are aware of several companies that compete or are developing technologies in our current and future product areas. As a result, we expect competition to remain intense. We believe that our principal competitors include Medtronic Spine and Biologics, DePuy Synthes, Stryker, Globus Medical and NuVasive, which together represent a significant portion of the spine market. We also compete with smaller spine market participants such as Alphatec Spine, Biomet, LDR Holding Corporation, Orthofix and Zimmer, who generally have a smaller market share than the principal competitors listed above.

Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate coverage and reimbursement, are cost effective and are safe and effective.

Government Regulation

Our products are medical devices and tissues and therefore subject to extensive regulation by the FDA under the authority of the FDCA and the regulations promulgated thereunder, as well as by other domestic and international regulatory bodies. These regulations govern the following activities that we and our suppliers, licensors and partners perform and will continue to perform:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product labeling;

•	product storage;

•	product safety;

•	premarket clearance or approval;

•	advertising and promotion;

•	product marketing, sales and distribution;

•	postmarket surveillance; and

•	postmarket adverse event reporting.

Regulatory Clearances and Approvals

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or PMA approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose a low or moderate risk are placed in class I or II, which requires the manufacturer to submit to the FDA a 510(k) premarket notification requesting clearance for commercial distribution, unless the device type is exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life supporting or implantable devices or devices deemed not substantially equivalent to a previously cleared 510(k) device are placed in class III, requiring submission and approval of a PMA. Both premarket clearance and approval submissions are subject to user fees, which must be paid at the time of submission for FDA review.

To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMAs. The FDA’s 510(k) clearance pathway usually takes from three to 12 months from the date the notification is submitted, but it can take considerably longer, depending on the extent of requests for additional information from the FDA and the amount of time a sponsor takes to fulfill them. FDA requests for additional information can include clinical data that the FDA determines is necessary to make a determination regarding substantial equivalence.

All of our commercial products to date have been classified as either class I or class II devices and have been cleared for marketing and distribution through the 510(k) pathway, unless exempt.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require premarket approval. The FDA requires each manufacturer to make this decision initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. We have made, and plan to continue to make, product enhancements that we believe do not require new 510(k) clearances. If the FDA requires us to seek 510(k) clearance or premarket approval for any such modifications to previously cleared products, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval, and we could be subject to significant regulatory fines or penalties.

A PMA must be submitted if a device cannot be cleared through the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical information, preclinical data, clinical trial data, manufacturing data and labeling to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use.

Once a complete PMA application is submitted, the FDA begins an in-depth review which generally takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during this review period an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New PMA applications or supplements are required prior to marketing for product modifications that affect the safety and efficacy of the device. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support the changes to the device and may not require extensive clinical data or the convening of an advisory panel.

None of our existing products are currently approved under a PMA. In the future, we may decide to strategically commercialize products in the U.S. that would require a PMA but have no plans to do so at the present time.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required for a 510(k) premarket notification. In the United States, these trials often require submission of an application for an investigational device exemption, or IDE, if the investigation involves a significant risk device. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and is eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and appropriate institutional review boards, or IRBs, at the clinical trial sites.

Future clinical trials of certain types of products will most likely require that we obtain an IDE from the FDA prior to commencing clinical trials and that the trial be conducted under the oversight of IRBs at the clinical trial sites. Our clinical trials must be conducted in accordance with FDA regulations and similar federal and state regulations concerning human subject protection, including requirements for informed consent, healthcare privacy and financial disclosures by the clinical investigators. The receipt of personal information in connection with our clinical trial initiatives is subject to these human subject protection laws. These laws could create liability for us if one of our research collaborators were to use or disclose research subject information without proper consent or in violation of applicable laws. A clinical trial may be suspended by the FDA or the investigational review board at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain clearance or approval of our products. Similarly, in the EEA, conduct of clinical studies in relation to investigational medical devices is governed by detailed regulatory obligations. These include the requirement for prior authorization by the competent authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous FDA and other regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•	quality system regulations, which require manufacturers to follow stringent design, testing, process control, documentation and other quality assurance procedures;

•	labeling regulations, which prohibit the promotion of products for unapproved, i.e. “off-label,” uses and impose other restrictions on labeling;

•

MDR regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

•

corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

•	requirements to conduct postmarket surveillance studies to establish continued safety data.

We are required to, and have, registered with the FDA and ISO as medical device manufacturers and must obtain all necessary permits and licenses to operate our business. As manufacturers, we and our suppliers are subject to announced and unannounced inspections by the FDA to determine our compliance with the QSR and other regulations. The FDA has inspected our Leesburg facility on three separate occasions in August 2006, October 2007 and January 2011. We received a Form FDA-483 list of inspectional observations on each occasion, all of which have been closed by the FDA. We have not received any warning letters associated with any of these inspections.

Failure to comply with the applicable regulatory requirements can result in enforcement action by the FDA, which may include, among other things, any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refund or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or premarket approval of new products or modifications to existing products;

•	withdrawing or suspending clearances or approvals that are already granted; and

•	criminal prosecution.

International Regulations

Many foreign countries in which we market or intend to market our products have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval in a foreign country or a CE Certificate of Conformity may be longer or shorter than that required for FDA approval and the related requirements may differ. Some third-world countries accept CE Certificates of Conformity or FDA clearance or approval as part of applications of approval for marketing of medical devices in their territory. Other countries, including Brazil, Canada, Australia and Japan, require separate regulatory filings.

In the EEA, companies compliant with ISO requirements such as the EN ISO 13485: 2003 Medical devices—Quality management systems—Requirements for regulatory purposes, benefit from a presumption of conformity with the relevant quality system requirements laid down in the Annexes to the Medical Devices Directive. This certification process requires that the company’s quality system and facilities be inspected by a Notified Body for compliance with ISO requirements. Compliance with the ISO requirements can also facilitate market access in other jurisdictions.

We received ISO 13485 certification in November 2007, and we affix the CE Mark to our products concurrently with the 510(k) process in the U.S. We cannot assure that we or our original equipment manufacturer partners will be able to continue to obtain the necessary foreign government approvals or successfully comply with foreign regulations. Our failure to do so could hurt our business, results of operations and financial condition.

European Economic Area

In the EEA, our devices are required to comply with the Essential Requirements laid down in Annex I to the Medical Devices Directive. Compliance with these requirements entitles us to affix the CE mark to our medical devices, without which they cannot be commercialized. To demonstrate compliance with the Essential Requirements laid down in Annex I to the Medical Devices Directive and obtain the right to affix the CE mark to our medical devices, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements laid down in the Medical Devices Directive, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by the competent authorities of a EU country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine products’ Technical File and the quality system for the manufacture, design and final inspection of our devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant Essential Requirements laid down in Annex I to the Medical Devices Directive. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity. We have now successfully passed annual Notified Body audits since our original certification in November 2007. Following these audits, our Notified Body issued ISO certificates and CE Certificates of Conformity allowing us to draw up an EC Declaration of Conformity and affix the CE mark of conformity to certain of our devices.

In September 2012, the European Commission adopted a Proposal for a Regulation of the European Parliament and of the Council on medical devices which will, once adopted by the European Parliament and by the Council, replace the existing the Medical Devices Directive. In October 2013, the European Parliament voted an amended draft of the Regulation and the proposed text is currently being discussed by the Council of the EU. The European Commission expects the proposals to be definitively adopted by early 2014 in advance of the European Parliament elections in May 2014. If it proves possible to adhere to this timeline, the Regulation on medical devices would enter into force in 2015 and become applicable three years after. In its current form, it would, among other things, impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on manufacturers to appoint a “qualified person” responsible for regulatory compliance and provide for stricter clinical evidence requirements.

Further, the advertising and promotion of our products in the EEA is subject to the provisions of the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Tissue, Cellular and Tissue Based Products

We currently distribute VIKOS machined allograft and VESUVIUS moreselized products, which are manufactured by a third-party supplier. Tissue-only products are regulated by the FDA as Human Cell, Tissue and Cellular and Tissue Based Products. FDA regulations do not currently require 510(k) clearance or approval of a PMA application before marketing these products. Tissue banks must register their establishments, list products with the FDA and comply with Current Good Tissue Practices for Human Cell, Tissue and Cellular and Tissue Based Product Establishments.

The FDA periodically inspects tissue processors to determine compliance with these requirements. Violations of applicable regulations noted by the FDA during facility inspections could adversely affect the continued marketing of our products. We believe we comply with all aspects of the Current Good Tissue Practices, although there can be no assurance that we will comply, or will comply on a timely basis, in the future. Entities that provide us with allograft bone tissue are responsible for performing donor recovery, donor screening and donor testing and our compliance with those aspects of the Current Good Tissue Practices regulations that regulate those functions are dependent upon the actions of these independent entities.

The procurement and transplantation of allograft bone tissue is subject to U.S. federal law pursuant to the National Organ Transplant Act, or NOTA, a criminal statute which prohibits the purchase and sale of human organs used in human transplantation, including bone and related tissue, for “valuable consideration.” NOTA permits reasonable payments associated with the removal, transportation, processing, preservation, quality control, implantation and storage of human bone tissue. With the exception of removal and implantation, we provide services in all of these areas. We make payments to vendors in consideration for the services they provide in connection with the recovery and screening of donors. Failure to comply with the requirements of NOTA could result in enforcement action against us. The procurement of human tissue is also subject to state anatomical gift acts and some states have statutes similar to NOTA. In addition, some states require that tissue processors be licensed by that state. Failure to comply with state laws could also result in enforcement action against us.

Healthcare Fraud and Abuse

Healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or most other federally-funded healthcare programs. The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, items or services for which payment may be made, in whole or in part, under federal health care programs, such as by Medicare or Medicaid. The federal Anti-Kickback Statute is subject to evolving interpretations and has been applied by government enforcement officials to a number of common business arrangements in the medical device industry. For example, the federal government has enforced the Anti-Kickback Statute to reach large settlements with device manufacturers based on allegedly sham consultant arrangements with physicians. A number of states also have anti-kickback laws that establish similar prohibitions that may apply to items or services reimbursed by government programs as well as any third-party payors, including commercial insurers. Further, the recently enacted PPACA, among other things, clarified the intent requirements of the federal Anti-Kickback Statute and the federal criminal statute governing healthcare fraud. Specifically, a person or entity can be found to have violated the statutes without actual knowledge of these statutes or specific intent to violate them. In addition, the PPACA amended the Social Security Act to provide that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute. Recent amendments to the federal False Claims Act provide that a violation of the federal Anti-Kickback Statute is also a violation of the federal False Claims Act, subjecting healthcare entities to treble damages and mandatory penalties for each false claim or statement.

Additionally, the civil False Claims Act prohibits, among other things, knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment of federal funds, or knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Actions under the federal False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the federal False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigations of healthcare companies throughout the country for a wide variety of Medicare billing practices, as well as federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, and has obtained multi-million and multi-billion dollar settlements under the federal False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and suppliers’ compliance with the healthcare reimbursement rules and fraud and abuse laws.

The federal False Claims Act amendments in 2009 and 2010 expanded the scope of the liability for health care entities generally to potentially reach violations of regulatory duties, such as good manufacturing practices. There have been large settlements in the life sciences arena related to FDA regulatory violations for promotional activities and good manufacturing practices.

Even in instances where a company may have no actual liability, the federal False Claims Act private citizen provisions (qui tam) allow the filing of federal False Claims Act actions under seal and impose a mandatory duty on the U.S. Department of Justice to investigate such allegations. Most private citizen actions are declined by the Department of Justice or dismissed by federal courts. However, the investigation costs for a company can be significant and material even if the allegations are without merit.

Federal False Claims Act liability is potentially significant in the health industry because the statute provides for treble damages and mandatory minimum penalties of $5,500 to $11,000 per false claim or statement. Because of the potential for large monetary exposure, health care companies resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may awarded in litigation proceedings.

If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil penalties, including, for example, exclusion from participation as a supplier of product to beneficiaries covered by Medicare, Medicaid and other federal health care programs.

Reimbursement Overview

Healthcare providers in the United States generally rely on third-party payors, principally private insurers and governmental payors such as Medicare and Medicaid, to cover and reimburse all or part of the cost of a spine surgery in which our products are used. We expect that sales volumes and prices of our products will continue to depend in large part on the availability of coverage and reimbursement from such third-party payors. Third-party payors perform analyses on new technologies to determine if they are medically necessary before providing coverage for them. These third-party payors may still deny reimbursement on covered technologies if they determine that a device used in a procedure was not used in accordance with the payor’s coverage policy. Particularly in the United States, third-party payors continue to carefully review, and increasingly challenge, the prices charged for procedures and medical products.

Medicare coverage and reimbursement policies are developed by the CMS and its contractors. CMS establishes Medicare coverage and reimbursement policies for medical products and procedures and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, most look upon the coverage and payment by Medicare as a benchmark by which to make their own coverage decisions. Medicare reimbursement rates for the same or similar procedures vary due to geographic location, nature of the facility in which the procedure is performed (i.e., teaching or community hospital) and other factors.

In the United States, a large percentage of insured individuals receive their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

The indications for surgical treatment of complex spine disorders such as deformity are defined by anatomical angle measurements that are established and well defined among hospitals, physicians, and third-party payors. Conversely, fusion procedures for degenerative conditions are typically indicated when the source of the patient’s pain originates from the vertebral level in question and a diagnostic confirmation of degenerative disc disease is made. Current techniques to identify the source of a patient’s degenerative back pain are imprecise and it may be difficult to locate the source of pain. Third-party payors typically require a confirmed diagnosis of degenerative disc disease in order to reimburse for surgical procedures. We believe complex spine procedures typically receive a higher rate of positive insurance coverage as compared to degenerative procedures.

We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. We cannot assure you that government or private third-party payors will cover and reimburse the procedures using our products in whole or in part in the future or that payment rates will be adequate. In addition, it is possible that future legislation, regulation or coverage and reimbursement policies of third-party payors will adversely affect the demand for our products or our ability to sell them on a profitable basis.

Internationally, reimbursement and healthcare payment systems vary substantially from country to country and include single-payor, government-managed systems as well as systems in which private payors and government managed systems exist side-by-side. Our ability to achieve market acceptance or significant sales volume in international markets we enter will be dependent in large part on the availability of reimbursement for procedures performed using our products under the healthcare payment systems in such markets. A number of countries may require us to gather additional clinical data before recognizing coverage and reimbursement for our products. It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

Employees

As of December 31, 2013, we had 414 full time employees, 77 of whom were engaged in product research and development, 44 in general administrative and accounting activities, and 188 in sales, marketing and product development activities. Of our employees, 236 work out of our corporate headquarters in Leesburg, Virginia and 9 employees work in our machine shop operation located in Malvern, Pennsylvania. Domestic employees not located in our corporate headquarters or our Malvern, Pennsylvania facility are primarily direct sales employees and work from home offices or branch offices. Branch offices are located in Chicago, Illinois; Dallas, Texas; Pittsburgh, Pennsylvania; Roseville, California; El Segundo, California; Tampa, Florida; Jacksonville, Florida; and Boston, Massachusetts.

Internationally, we had 59 employees based in nine countries, with international offices located in the United Kingdom, Germany, Italy and Canada, as of December 31, 2013. None of our employees are subject to a collective bargaining agreement, and we consider our relationship with our employees to be good.

Facilities

We lease our corporate headquarters of approximately 80,000 square feet, located at 751 Miller Drive SE, Leesburg, Virginia 20175. This facility houses our research, product development, medical education, administration, warehouse and shipping functions. The lease term expires in May 2015. We may extend our lease or choose to let it expire and find alternative office space to purchase or lease. See “Risk Factors—Risks Related to Our Business and Our Industry—Our business may be interrupted and adversely affected if we are unable to secure and prepare new space for our corporate headquarters prior to the expiration of our lease.”

We also lease approximately 7,000 square feet in Malvern, Pennsylvania. This facility serves as a machine shop for the production of prototypes and special instrument manufacturing. The lease term expires in 2015. We may extend our lease or choose to let the initial lease expire and find alternative space to purchase or lease.

We also lease approximately 7,000 square feet in Staines, United Kingdom which serves as our Europe/Middle East/Africa, or EMEA, headquarters and principal distribution center serving Europe. This lease expires in 2017. We may extend our lease or choose to let the initial lease expire and find alternative office space to purchase or lease.

We also lease space in Chicago, Illinois; Roseville, California; El Segundo, California; Tampa, Florida; Jacksonville, Florida; Boston, Massachusetts; Dallas, Texas; Denver, Colorado; Rosenheim, Germany; Campbellville, Ontario, Canada; and Milan, Italy. Each of these locations serves primarily as a sales offices and training location.

We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

The medical device industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. We are not aware of any pending or threatened legal proceeding against us that we expect would have a material adverse effect on our business, operating results or financial condition. However, we are a party in multiple legal actions involving claimants seeking various remedies, including monetary damages and none of the outcomes are certain or entirely within our control.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of December 31, 2013:

Name	Age	Position
Eric D. Major	44	President, Chief Executive Officer and Director
John P. Kostuik, M.D.(1)	76	Chief Medical Officer and Director
Gregory S. Cole	44	Chief Financial Officer
Daniel A. Pelak(1)(2)	62	Chairman
Brett P. Brodnax(3)	49	Director
Carlos A. Ferrer(1)	60	Director
Paul B. Queally(2)	50	Director
Raymond A. Ranelli(3)	66	Director
Sean M. Traynor(3)	44	Director

(1)	Member of the Compliance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.

Executive Officers:

Eric D. Major, 44, has served as President, Chief Executive Officer, and a member of our Board of Directors since January 2004, and is a co-founder of the Company. Mr. Major previously co-founded and served as the President and Chief Executive Officer of American OsteoMedix Corp., or AOM, a minimally invasive spinal device company that was acquired by Interpore Cross International in 2001. Following the sale of AOM, Mr. Major served as President of the Minimally Invasive Division for Interpore Cross International (now a Biomet company) until 2002. Prior to co-founding AOM, Mr. Major served in several sales/marketing, strategic and product development capacities with various spinal companies including Acromed Spine Inc. (now a Johnson & Johnson company) and Synthes Spine, Inc.

Mr. Major has over 20 years of experience in the spine industry and was the 2010 recipient of the Entrepreneur of the Year Award for Emerging Technologies in the Greater Washington, D.C. region. Mr. Major is a member of the AdvaMed CEO Advisory Council and is active in the local community, serving on the Loudon Small Business Development Center Board of Directors, as well as the Board of Trustees for the Westmoreland Davis Memorial Foundation, Inc., a local historic preservation organization. Mr. Major holds a B.S. from James Madison University and is a member of the JMU College of Business Executive Advisory Council. Mr. Major was selected to serve as a director because of his valuable perspective and experience as President, Chief Executive Officer and a co-founder of the Company, as well as his leadership skills, industry expertise and knowledge and dedication to our mission.

John P. Kostuik, M.D., 76, has served as Chief Medical Officer and a member of our Board of Directors since January 2004, and is also a co-founder of the Company. In addition, he served as the Chairman of our Board of Directors from 2004 to 2009. Dr. Kostuik was a recognized leader in orthopedic surgery for over 40 years. From 1991 to 2003 he served as the Chief of Spine Surgery at Johns Hopkins School of Medicine and he is generally recognized as a leading teacher, surgeon and authority on spinal disorders. Dr. Kostuik is a founder, member and past president of the North American Spine Society. He is a past president of the Scoliosis Research Society and an Honorary Fellow of the Belgium and Japanese Orthopaedic Societies. Dr. Kostuik has published more than 150 scientific articles, lectured in 38 countries and taught 150 fellows from

10 countries. Dr. Kostuik holds an undergraduate degree and an M.D. from Queen’s University in Kingston, Ontario, completed post-graduate surgical training at the University of Toronto and is a Fellow of the Royal College of Surgeons of Canada in Orthopedics. Dr. Kostuik was selected to serve as a director because of his valuable perspective and experience as Chief Medical Officer and a co-founder of the Company and as a former academic surgeon, as well as his leadership and reputation within the global spine surgery community, medical expertise and industry knowledge.

Gregory S. Cole, 44, has served as our Chief Financial Officer since September 2008. From May 2008 to September 2008, Mr. Cole served as a financial consultant to start-up and development-stage companies in the medical device industry. From September 2006 to May 2008, he served as Senior Vice President and Corporate Treasurer of InPhonic, Inc. and later as Executive Vice President and Chief Financial Officer of Simplexity Inc., a privately-held eCommerce and MVNO solutions provider for the wireless industry through its acquisition. From 2001 to May 2005, Mr. Cole was the Vice President and Treasurer of XM Satellite Radio, Inc., a NASDAQ 500 provider of satellite delivered entertainment, media and sports content in the United States and Canada. Mr. Cole joined XM Satellite Radio, Inc. in 1998 and served in additional financial management positions with the company, including Interim Chief Financial Officer. Mr. Cole also served in various financial roles at USEC, Inc., a public provider of enriched uranium for use in nuclear power plants, and as an auditor with Coopers & Lybrand (now PricewaterhouseCoopers LLP, or PwC). Mr. Cole holds a B.A. in Accounting from James Madison University and an M.B.A. in Finance from the Robert H. Smith School of Business at the University of Maryland, College Park.

Non-employee Directors:

Daniel A. Pelak, 62, has served as Chairman of the Board and Chairman of the Compliance Committee since 2010. Mr. Pelak has over 30 years of experience as a senior executive in the medical technology industry. He has served as a Senior Industry Executive with WCAS focusing on healthcare investments since November 2008. He was previously the Chief Executive Officer of Inner Pulse, a privately held medical device company, from September 2005 to July 2008. Before joining InnerPulse, he was the Chief Executive Officer of Closure Medical Corporation, a publicly traded global leader in the development and manufacture of biomaterial-based medical adhesives, from 2002 until its acquisition by Johnson & Johnson in 2005. He began his industry career at Medtronic, Inc., or Medtronic, where he was employed from 1976 to 2002. His executive assignments at Medtronic included Vice President of U.S. Marketing, and later in his career, the worldwide responsibility for three different operating divisions as the Vice President and General Manager. Mr. Pelak is also the Chairman of Valeritas, Inc. and serves on the board of directors of the Spectranetics Corporation, Vertos Medical, Inc. and Mardil, Inc. Mr. Pelak holds a B.S. from the Pennsylvania State University. Mr. Pelak was selected to serve as a director because of his affiliation with WCAS, his experience as an executive in the healthcare industry, his significant experience working with companies controlled by private equity sponsors, particularly in the healthcare industry, his experience with healthcare investing and his extensive financial background.

Brett P. Brodnax, 49, has served as a member of our Board of Directors since September 2011. Mr. Brodnax is the President and Chief Development Officer of United Surgical Partners International Inc., or USPI. Before joining USPI in 1999, he was an executive with the Baylor Health Care System in Dallas, where he gained extensive experience creating physician and hospital partnerships and developing surgical facilities. Mr. Brodnax holds a B.S. and M.S. in Industrial Engineering from Texas A&M University and an M.B.A. from the University of Texas at Dallas. Mr. Brodnax has served on a number of boards, including the board of Ameripath, Inc. Mr. Brodnax was selected to serve as a director because of his experience as an executive in the healthcare industry and as a director of a number of other healthcare companies.

Carlos A. Ferrer, 60, has served as a member of our Board of Directors since September 2010. Mr. Ferrer is a founding member of Ferrer Freeman & Company, LLC. Prior to co-founding FFC in 1995, Mr. Ferrer spent 17 years at The First Boston Corporation and its successor, Credit Suisse First Boston, where he started their health care investment banking group. He has served on the Board of Directors of many FFC portfolio companies and currently participates as Director on the Boards of AgaMatrix, Inc., Arcadia Healthcare Solutions LLC, Ardent Health Services, LLC, Ancillary Advantage, Inc., Medical Depot, Inc. and Reliant Renal Care, Inc., and is a Trustee of the Cancer Research Institute. He graduated from Princeton University in 1976. Mr. Ferrer was selected to serve as a director because of his affiliation with FFC, his experience with healthcare investing and his extensive financial background.

Paul B. Queally, 50, has served as a member of our Board of Directors and Chairman of our Compensation Committee since 2010. Mr. Queally is Co-President of WCAS and a member of its Executive Committee and Management Committee, with a focus on investments in the healthcare industry. Prior to joining WCAS in 1996, Mr. Queally was a general partner at the Sprout Group, which was the private equity arm of Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Queally has been a board member of USPI, Concentra Managed Care, Inc., MedCath Inc., LabOne, Springstone and several other private companies. Mr. Queally holds a B.A. from the University of Richmond, where he is a member of the Board of Trustees, and an M.B.A. from Columbia University. Mr. Queally was selected to serve as a director because of his affiliation with WCAS, his significant experience working with companies controlled by private equity sponsors, particularly in the healthcare industry, his experience with healthcare investing and his extensive financial background.

Raymond A. Ranelli, 66, has served as a member of our Board of Directors and Chairman of our Audit Committee since 2011. Mr. Ranelli retired from PwC in 2003 where he was a partner for over 21 years. Mr. Ranelli held several positions at PwC including Audit Partner, Transaction Services Partner, Managing Partner of the Washington D.C. Regional Offices and Vice Chairman and Global Leader of the Financial Advisory Services practice with operations in 20 countries. Mr. Ranelli has served as chairman on several audit committees, both public and private. Mr. Ranelli has held executive positions in several charitable and community organizations and has received Lifetime Achievement Awards from the Leukemia and the National Kidney Associations. Mr. Ranelli holds a B.S. in accounting from Virginia Commonwealth University. Mr. Ranelli was selected to serve as a director because of his financial and accounting skills and expertise, as well as his experience as a director of several private and public companies.

Sean M. Traynor, 44, has served as a member of our Board of Directors since 2010. Mr. Traynor currently serves as a member on the Board of Directors of Universal American Financial Corporation. Since 1999, Mr. Traynor has been an investment professional at WCAS, and is currently a general partner, where he focuses on investments in the healthcare industry. Prior to joining WCAS, Mr. Traynor worked from 1994 to 1996 in the healthcare and financial services investment banking groups at BT Alex Brown. From 1991 to 1994 Mr. Traynor served as an associate and senior associate with Coopers & Lybrand LLP (now PwC). Mr. Traynor holds a B.S. from Villanova University and an M.B.A. with distinction from the Wharton School of Business. Mr. Traynor was selected to serve as a director because of his affiliation with WCAS, his significant experience working with companies controlled by private equity sponsors, particularly in the healthcare industry, his experience with healthcare investing and his extensive financial background.

Director Independence

Our Board of Directors has affirmatively determined that Mr. Ranelli meets the definition of “independent director” under Rule 5605 of NASDAQ.

After the completion of this offering, affiliates of our Sponsor who are party to the stockholders’ agreement will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” as set forth in Rule 5615 of NASDAQ Listing Rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our Board of Directors consist of independent directors, (2) that our Board of Directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our Board of Directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we may utilize one or more of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on NASDAQ, we will be required to comply with these provisions within the applicable transition periods.

Family Relationships

There is no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Board of Directors

Committees of our Board of Directors

After the completion of this offering, the standing committees of our Board of Directors will consist of an Audit Committee, a Compensation Committee and a Compliance Committee.

Our president and chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit, the Compensation and the Compliance Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities given the controlling interests held by our Sponsor.

Audit Committee

Upon the completion of this offering, we expect to have an Audit Committee, consisting of Mr. Ranelli, who will be serving as the Chair, and Messrs. Brodnax and Traynor. Mr. Ranelli qualifies as an independent director under NASDAQ corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our Board of Directors will appoint an additional independent director to the Audit Committee within 90 days of the effective date of this registration statement and a second additional independent director to the Audit Committee within one year of the effective date of this registration statement. The non-independent members of the Audit Committee will resign from the Audit Committee as the additional independent directors are added, so that, within one year of the effective date of this registration statement, all of our Audit Committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under NASDAQ Listing Rules. Our Board of Directors has determined that Mr. Ranelli qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors in overseeing and monitoring

(1) the quality and integrity of our financial statements, (2) our independent registered public accounting firm’s qualifications and independence and (3) the performance of our independent registered public accounting firm.

Our Board of Directors will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, we expect to have a Compensation Committee, consisting of Mr. Queally, who will serve as the Chair, and Mr. Pelak.

The purpose of the Compensation Committee is to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board of Directors will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.

Compliance Committee

Upon the completion of this offering, we expect to have a Compliance Committee, consisting of Mr. Pelak, who will serve as the Chair, Dr. Kostuik and Mr. Ferrer. The purpose of our Compliance Committee will be to assist our Board of Directors in discharging its responsibilities relating to legal and regulatory compliance (excluding matters of financial compliance, which shall be subject to the oversight of the Audit Committee).

Our Board of Directors will adopt a written charter for the Compliance Committee, which will be available on our website upon completion of this offering.

Compensation Interlocks and Insider Participation

Presently, our Compensation Committee makes all decisions about our executive compensation. Mr. Major and Dr. Kostuik do not participate in the Board of Directors’ discussions regarding their own compensation. None of our executive officers currently serves, or has served during the last year, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or the Compensation Committee. We are parties to certain transactions with our Sponsor and certain of our directors described in the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct that applies to all of our directors, officers and employees, including our principal executive officer and principal financial and accounting officer. Our Code of Business Conduct will be available on our website upon the completion of this offering. Our Code of Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid to or accrued by our principal executive officer and our two other most highly compensated persons serving as executive officers as of December 31, 2013 for services rendered for the year ended December 31, 2013. We refer to these executives as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Bonus ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Eric D. Major President and Chief Executive Officer and Director	2013	453,200	1,326,000	62,881	209,039	4,167	(3)	2,055,287
Gregory S. Cole Chief Financial Officer	2013	310,390	442,000	28,711	95,445	10,000	(4)	886,546
John P. Kostuik, M.D. Chief Medical Officer and Director	2013	383,160	—	35,442	117,822	—		536,424

(1)

Amounts reported in this column reflect the aggregate grant date fair value of restricted stock units granted during fiscal 2013, calculated in accordance with FASB ASC Topic 718, utilizing the assumptions discussed in Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Amounts reported reflect the discretionary portion of the annual cash incentive award.
(3)	Amount reported reflects $4,167 in 401(k) plan matching contributions.
(4)	Amount reported reflects $10,000 in 401(k) plan matching contributions.

Employment Agreements

We have entered into substantially similar employment agreements with each of Messrs. Major, Cole and Kostuik that govern the terms of each named executive officer’s employment. Each employment agreement was entered into effective as of August 12, 2010 and was subsequently amended in the first quarter of 2014. The employment agreements provide for an initial term of three years commencing in August 12, 2010 and will be automatically extended for successive one-year periods, unless one of the parties provides the other 30 days’ prior written notice before the expiration of the initial term or any annual renewal term that the term will not be extended. The employment agreements are terminable by either party at any time, provided that the named executive officer must give notice a specified period of time prior to resignation.

Pursuant to their respective employment agreements, if Mr. Major’s, Mr. Cole’s or Dr. Kostuik’s employment terminates for any reason, the named executive officer is entitled to receive: (1) any base salary earned prior to the date of termination; (2) any other benefits earned and accrued prior to the date of termination and (3) reimbursement of any unreimbursed business expenses properly incurred by the executive prior to the termination of employment (the payments and benefits described in (1) through (3) being “accrued rights”).

If Mr. Major’s, Mr. Cole’s or Dr. Kostuik’s employment is terminated by us without “cause” (as defined in the employment agreements) (other than by reason of death or while he is disabled) or if the named executive officer resigns with “good reason” (as defined in the employment agreements), such executive is entitled to the accrued rights and, conditioned upon execution of a mutual general release:

•	a pro rata portion of any annual bonus that would have otherwise been payable to the executive, or the pro rata bonus;

•	a lump-sum cash payment equal to 50% of the executive’s then-current base salary payable within 60 days after such termination; and

•

for a period of six months after termination of employment, continuing coverage under our group health plans at the same levels and costs at which the executive received benefits prior to the termination.

In the event of the named executive officer’s termination of employment due to death or disability, he will be entitled to the accrued rights and the pro rata bonus payment, which will payable within 90 days of the executive’s separation from service.

Each of the employment agreements also contains restrictive covenants, including an indefinite covenant on confidentiality of information, and covenants related to non-competition and non-solicitation of our and any of our affiliate’s employees and customers at all times during employment, and for two years after any termination of employment.

In addition, each of our named executive officers may be entitled to additional payments and benefits upon a “change of control” (as defined in the employment agreements). See “—Potential Payments on Termination or Change of Control.”

Annual Cash Incentive Compensation

Fiscal 2013

We offer our executive officers the opportunity to earn annual cash bonuses which are intended to compensate them for achieving both short-term company-wide and individual performance goals. Our Compensation Committee establishes the target bonuses of our executive officers on an annual basis, usually prior to the end of each year.

Each named executive officer’s target annual bonus is typically expressed as a percentage of base salary and for fiscal 2013, the named executive officers’ target bonus opportunities as a percentage of such executive’s base salary were as follows: Mr. Major, 75% of his 2013 base salary, Mr. Cole, 50% of his 2013 base salary and Dr. Kostuik, 50% of his 2013 base salary.

For fiscal 2013, annual incentive awards were based on achievement of a combination of revenue and Adjusted EBITDA goals (with Adjusted EBITDA calculated as set forth in the section entitled “Summary—Summary Historical Consolidated Financial Data”). The Compensation Committee has reserved the ability to adjust the actual Adjusted EBITDA results to exclude the effects of extraordinary, unusual or infrequently occurring events. For fiscal 2013, the Compensation Committee adjusted the actual Adjusted EBITDA results to take into account employee severance payments and investments in our distribution channels. The revenue component composed 60% of the total award opportunity, and the Adjusted EBITDA component composed 40% of the total award opportunity.

The actual fiscal 2013 annual cash incentive awards for the named executive officers were determined by multiplying their respective target annual bonus amounts by the sum of (1) the revenue component achievement percentage (60% multiplied by the revenue payout percentage) and (2) the Adjusted

EBITDA component achievement percentage (40% multiplied by the Adjusted EBITDA component payout percentage). The financial performance component payout percentages were determined by calculating our achievement against the revenue and Adjusted EBITDA targets based on the pre-established scales set forth in the following tables:

	Threshold	Target	Above- Target	Maximum
Adjusted EBITDA Performance Percentage of Target	80%	100%	120%	N/A
Adjusted EBITDA Payout Percentage	50%	100%	150%	N/A

	Threshold	Target	Above- Target	Maximum
Revenue Performance Percentage of Target	89%	100%	120%	N/A
Revenue Payout Percentage	50%	100%	150%	N/A

For performance percentages between the specified threshold, target and above-target levels, the resulting payout percentage would have been adjusted on a linear basis. There were no maximum payout percentages established for performance percentages that exceeded target.

Notwithstanding the establishment of the performance components and the formula for determining the cash incentive award payment amounts as described above, our Compensation Committee had the ability to exercise positive or negative discretion and award a greater or lesser amount to our named executive officers than the amount determined by the annual cash incentive award formula if, in the exercise of its business judgment, our Compensation Committee determined that a greater or lesser amount was warranted under the circumstances.

The following table illustrates the calculation of the annual cash incentive awards payable to each of our named executive officers in fiscal 2013 based on the financial performance results. Actual cash incentive awards earned for fiscal 2013 are also reported under the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

	2013 Salary	Bonus Target Percentage	Bonus Target Amount	Achievement Factor	Actual Bonus Paid
Eric D. Major	$453,200	75%	$339,900	80%	$271,920
Gregory S. Cole	$310,390	50%	$155,195	80%	$124,156
John P. Kostuik, M.D.	$383,160	50%	$191,580	80%	$153,264

(1)

Based on the Company’s financial performance and pursuant to the pre-established scale, the combined achievement factor was 61.5%. However, in recognition of (1) the exceptional revenue performance in 2013 and (2) the fact that strategic investments negatively impacted 2013 Adjusted EBITDA, but may provide long-term strategic benefits to the Company, the Compensation Committee determined that it was appropriate to exercise its positive discretion to increase the combined achievement factor to 80%.

Fiscal 2014

For fiscal 2014, our Compensation Committee determined to place an increased emphasis on revenue growth. As a result, with respect to fiscal 2014 annual cash incentive awards, revenue growth will account for 80% of the total award opportunity and Adjusted EBITDA performance will account for the remaining 20% of the total award opportunity. In addition, our Compensation Committee increased Mr. Major’s target bonus percentage from 75% to 100% of his 2014 base salary.

Long-Term Equity Incentive Awards

We currently have two long-term equity incentive plans: the Amended and Restated K2M, Inc. 2006 Stock Option and Grant Plan and the K2M Group Holdings, Inc. 2010 Equity Award Plan, or collectively, the Equity Incentive Plans. The Equity Incentive Plans are administered by our Compensation Committee, which has the authority, among other powers, to select which covered individuals may receive awards under the Equity Incentive Plans, determine the type of award and the number of shares covered by an award, determine the terms and conditions applicable to an award, including vesting conditions, and generally adopt rules, guidelines and practices and make all other determinations it deems advisable for the administration of the Equity Incentive Plans. Pursuant to these long-term equity incentive plans we have provided long-term equity incentive compensation to our named executive officers in the form of stock options and restricted stock units.

Restricted Stock Units

In fiscal 2013, Messrs. Major and Cole were granted 300,000 and 100,000 restricted stock units, respectively. The restricted stock units will vest on the earlier to occur of the named executive officer’s death, “disability” or a “change in control” (as such terms are defined in the restricted stock unit award agreement). Unvested restricted stock units will be forfeited upon any other termination of employment that is not due to death or disability or in connection with a change in control. The restricted stock units can be settled in shares of K2M common stock, cash or a combination of common stock and cash as determined by our Board in its sole discretion. The named executive officers are not entitled to receive any dividend equivalent payments on their restricted stock units.

Options Granted in Fiscal 2011

In fiscal 2011, each of the named executive officers were granted options that are divided into two tranches for vesting purposes: 50% of the options are subject solely to time-based vesting restrictions and 50% of the options are exit-vesting options subject to both time-based and performance-based vesting restrictions. The time-based vesting criteria is the same for both tranches and will be satisfied in equal installments on the first four anniversaries of the vesting reference date, subject to continued employment with us through the applicable vesting dates. The exit-vesting options will fully vest if the time-based vesting criteria is satisfied and WCAS receives cash proceeds equal to an internal rate of return of at least 15% at the time of any deemed liquidation, public offering, distribution of marketable securities to its partners following a public offering or any sale by WCAS of 75% or more of its investment securities in the Company or any subsidiary of the Company, each, a Performance Target Measurement Event. Any part of a named executive officer’s option award that is not time-vested upon his termination of employment will be immediately cancelled. With respect to the exit-vesting options, if the performance-based vesting criteria is not satisfied on the date of a Performance Target Measurement Event, all such options will be immediately cancelled as of the date of such Performance Target Measurement Event.

Upon a termination of employment other than for cause, if the named executive officer has satisfied any portion of the time-based vesting criteria applicable to the exit-vesting options, then the exit-vesting options will remain outstanding and eligible to vest if the performance criteria is later satisfied. In addition, any fully vested options will generally remain outstanding and exercisable for 90 days after termination of employment (or the date of vesting with respect to any exit-vesting options that fully vest after termination of employment), although this period is extended to 12 months (or the later of twelve months and ninety days after the date of vesting in the case of exit-vesting options that fully vest after termination of employment) if the termination of employment is due to death or disability, and any fully vested options or time-vested exit-vesting options will immediately terminate if the named executive officer’s employment is terminated by us for cause. Any vested options that are not exercised within the applicable post-termination exercise window will terminate.

Options Granted Prior to Fiscal 2011

The options granted to our named executive officers prior to fiscal 2011 were subject solely to time-based vesting restrictions and vested in equal installments on the first four anniversaries of the date of grant or vesting reference date, as applicable, subject to continued employment with us through the vesting dates. The vested options will generally remain outstanding and exercisable for 90 days after termination of employment, although this period is extended to 12 months if the termination of employment is due to death or disability, and vested options will immediately terminate if the named executive officer’s employment is terminated by us for cause. Any vested options that are not exercised within the applicable post-termination exercise window will terminate.

Outstanding Equity Awards at 2013 Fiscal Year End

The following table provides information regarding outstanding equity awards for our named executive officers as of December 31, 2013.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested ($)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Eric D. Major	5/14/2009	350,264			2.36	5/14/2016
	2/27/2011	225,000	75,000	300,000	3.81	2/26/2021
	5/21/2013						300,000	1,941,000
Gregory S. Cole	5/14/2009	161,287			2.36	5/14/2016
	6/11/2009	420,749			2.36	6/11/2016
	2/27/2011	150,000	50,000	200,000	3.81	2/26/2021
	5/21/2013						100,000	647,000
John P. Kostuik, M.D.	5/14/2009	217,387			2.36	5/14/2016
	2/27/2011	150,000	50,000	200,000	3.81	2/26/2021

(1)

Reflects options subject solely to time-based vesting restrictions. The time-vesting options granted to Messrs. Major, Cole and Kostuik on May 14, 2009 vested in four equal installments on each anniversary of the January 1, 2009 vesting reference date. The time-vesting options granted to Mr. Cole on June 11, 2009 vested in four equal installments on each anniversary of the October 2, 2008 vesting reference date. The portion of the options granted to Messrs. Major, Cole and Kostuik on February 27, 2011 subject solely to time-based vesting restrictions vest in four equal installments on each anniversary of the September 10, 2010 vesting reference date.

(2)

Reflects the options granted to Messrs. Major, Cole and Kostuik on February 27, 2011 that are exit-vesting options subject to both time-based and performance-based vesting restrictions. The time-based vesting criteria for the exit-vesting options will be satisfied in four equal installments on each anniversary of the of the September 10, 2010 vesting reference date. The performance-based vesting criteria for the exit-vesting options is described above under “—Long Term Equity Incentive Awards—Options Granted in Fiscal 2011.”

(3)	As described above under “—Long Term Equity Incentive Awards,” the restricted stock units will vest upon the earlier to occur of the named executive officer’s death, disability or a change in control.
(4)	Market value of the restricted stock units is based upon the per share value of our common stock as of the date of our most recent valuation of $6.47 per common share.

Retirement Plans

We have a qualified contributory retirement plan established to qualify as a deferred salary arrangement under Section 401(k) of the Code. The plan covers all employees, including our named executive officers, who are limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service and may contribute up to the lesser of $51,000 and 100% of their gross wages. We match 100% of the first 3% of pay that a participant contributes to the plan and we match 50% of the next 3% to 5% of a participant’s pay that the participant contributes to the plan. Our matching formula is applied on a payroll to payroll basis. On an annual basis, we will not make matching contributions in respect of more than 6% of a participant’s pay.

Potential Payments Upon Termination or Change of Control

In the event of a “change in control” (as defined in the restricted stock unit award agreement), the restricted stock units granted to Messrs. Major and Cole will become fully vested.

Upon a termination of employment for any reason, our named executive officers would be entitled to receive payment for their accrued but unused vacation days, and, in the event of death of a named executive officer, the named executive officer will receive benefits from third-party payors under our employer-paid premium life insurance and accidental death and dismemberment insurance plans. All of our employees are eligible for one times their regular annual eligible wages at death (up to $150,000) under these insurance plans.

In addition, under the employment agreements of each of Messrs. Major, Cole and Kostuik, upon a change of control, all unvested options will become fully vested and exercisable. In addition, if the executive is terminated for cause or terminates his employment for good reason at any time during the 12-month period following a change of control, he will be entitled to receive (1) a cash payment equal to 12 months of his annual salary and (2) six months of healthcare/insurance benefits at the level in effect immediately prior to the change of control.

Equity Compensation and Stock Purchase Plans

In connection with this offering, our Board of Directors expects to adopt, and our stockholders expect to approve, the 2014 Equity Incentive Plan and the 2014 Employee Stock Purchase Plan.

Director Compensation

For fiscal 2013, we did not provide director compensation to our directors who were either employed by us or by the WCAS stockholders or FFC. However, all of our directors are reimbursed for their reasonable out-of-pocket expenses related to their services as a member of the Board of Directors or one of its committees.

For fiscal 2013, Mr. Brodnax and Mr. Ranelli were each entitled to receive an annual cash retainer of $25,000. In addition, Mr. Ranelli received an additional annual cash retainer of $10,000 for serving as the Audit Committee chair. Each of Mr. Brodnax and Mr. Ranelli were also entitled to receive an additional $1,000 for each meeting attended in person and $500 for each meeting attended telephonically.

Effective March 2014, the annual cash retainer was increased to $30,000, the additional annual cash retainer for serving as chairman of the Board of Directors was set at $20,000, the additional annual cash retainer for serving as the Audit Committee chair was increased to $20,000, the additional annual cash retainer for serving as the Compensation Committee chair was set at $8,000 and the additional annual cash retainer for serving as the Compliance Committee chair was set at $8,000. Beginning in 2014, all of our non-employee directors will receive annual cash retainers and will be entitled to receive an additional $1,000 for each meeting attended in person and $500 for each meeting attended telephonically.

Messrs. Ranelli and Brodnax were also each granted an option to purchase 28,000 shares of K2M common stock on June 5, 2012 as part of their director compensation. All of these options were time-vesting and vested in three substantially equal installments on the initial grant date, September 7, 2012 and September 7, 2013. The vested options will generally remain outstanding and exercisable for three months after termination of service as a director, although this period is extended to one year if the termination of service is due to death and to three years if the termination of service is due to disability. The vested options will immediately terminate following any termination of service for cause. Any vested options that are not exercised within the applicable post-termination exercise window will terminate.

Mr. Pelak was granted an option to purchase 1,020,350 shares of K2M common stock on May 25, 2011. All of his options were time vesting with 40% vesting on the initial grant date and the remainder vesting in equal installments on August 12, 2011, August 12, 2012 and August 12, 2013. The vested options will generally remain outstanding and exercisable for ninety days after termination of service as a director, although this period is extended to twelve months if the termination of service is due to death or disability. Any vested options that are not exercised within the applicable post-termination exercise window will terminate.

Director Compensation for Fiscal 2013

The following table sets forth information concerning the compensation of our directors (other than directors who are named executive officers) for fiscal 2013.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Paul B. Queally	—	—	—	—
Sean M. Traynor	—	—	—	—
Daniel A. Pelak	—	—	—	—
Raymond A. Ranelli	39,000	—	—	39,000
Brett P. Brodnax	29,000	—	—	29,000
Carlos A. Ferrer	—	—	—	—

(1)	As of December 31, 2013, Mr. Pelak held 1,020,350 vested and unexercised options and Messrs. Ranelli and Brodnax each held 28,000 vested and unexercised options, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

We had              shares of common stock outstanding as of December 31, 2013 after giving effect to the             -for-             reverse stock split described elsewhere in this prospectus, which were owned by 100 stockholders.

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of December 31, 2013, (1) immediately prior to the consummation of this offering and after giving effect to (x) the automatic conversion of each share of our Series A Preferred into              shares of our common stock and each share of our Series B Preferred into              shares of our common stock immediately prior to the completion of this offering and (y) the             -for-             reverse stock split that we intend to effectuate prior to this offering, in each case determined by reference to the midpoint of the range set forth on the cover page of this prospectus, and (2) as adjusted to reflect the sale of the shares of common stock in this offering by:

•	each person known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

For further information regarding material transactions between us and the selling stockholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership is determined under the SEC rules and regulations and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of equity securities shown as beneficially owned by the stockholder. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o K2M Group Holdings, Inc., 751 Miller Drive SE, Leesburg, Virginia 20175.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering(1)
			Excluding exercise of the underwriters’ option to purchase additional shares			Including exercise of the underwriters’ option to purchase additional shares
Name of beneficial owner	Number	Percent	Number	Percent		Number	Percent
5% or Greater Stockholders
WCAS(2)					%			%
FFC(3)
Directors and Executive Officers
Daniel A. Pelak(4)
Eric D. Major(5)
Dr. John P. Kostuik(6)
Gregory S. Cole(7)
Brett P. Brodnax(8)
Raymond A. Ranelli(9)
Paul B. Quealy(10)
Sean M. Traynor(11)
All directors and executive officers as a group (8 persons)

(1)	Does not include any shares of common stock that may be purchased in the directed share program.
(2)

Includes (A)          shares of common stock held by Welsh Carson Anderson & Stowe XI, L.P., or Welsh Carson, over which it has sole voting and investment power, (B)          shares of common stock held by WCAS Management Corporation, an affiliate of Welsh Carson, over which WCAS Management Corporation has sole voting and investment power, (C)          shares of common stock held by WCAS Capital Partners IV, L.P., an affiliate of Welsh Carson, over which it has sole voting and investment power, (D) an aggregate          shares of common stock over which individuals named in this table, who are managing members of the sole general partner of Welsh Carson and of WCAS Capital Partners IV, L.P. and/or employed by WCAS Management Corporation, have voting and investment power, and (E) an aggregate          shares of common stock held by other co-investors over which Welsh Carson has sole voting power. Voting and investment decisions over the shares held by Welsh Carson and WCAS Capital Partners IV, L.P. are made by the managing members of WCAS XI Associates LLC and WCAS CP IV Associates LLC, their respective general partners. Messrs. Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Anthony J. De Nicola, Paul B. Queally, Michael Donovan, Anthony Ecock, Eric J. Lee, D. Scott Mackesy, Jonathan M. Rather, Brian Regan, Thomas A. Scully, Christopher Solomon, Sanjay Swani, and Sean M. Traynor are managing members of WCAS XI Associates LLC and WCAS CP IV Associates LLC. Additionally, Robert A. Minicucci is also a managing member of WCAS CP IV Associates LLC. These individuals may be deemed to beneficially own the shares that are, or are deemed to be, beneficially owned by WCAS Capital Partners IV, L.P. and, except for Robert A. Minicucci, Welsh Carson. Such persons disclaim beneficial ownership of such shares. Voting and investment decisions over the shares held by WCAS Management Corporation are made by its board of directors. The board of directors of WCAS Management Corporation consists of Messrs. Russell L. Carson, Anthony J. de Nicola, Paul B. Queally and Jonathan M. Rather. These individuals may be deemed to beneficially own the shares that are, or are deemed to be, beneficially owned by WCAS Management Corporation. Such persons disclaim beneficial ownership of such shares. The address for each of Welsh Carson, WCAS Capital Partners IV, L.P. and WCAS Management Corporation is 320 Park Avenue, Suite 2500, New York, New York 10022.

(3)

Includes (A)             shares held directly by FFC Partners III-B, L.P., or FFC III-B, and (B)             shares held directly by FFC Executive Partners III, L.P., or FFC EP III. FFC GP III, LLC is the general partner of each of FFC III-B and FFC EP III, and together they are referred to as the FFC Entities. Each of Carlos A. Ferrer, who is a member of our board of directors, and David Freeman, is a manager of FFC GP III, LLC. The address of the FFC Entities is 10 Glenville Street, Greenwich, Connecticut 06831.

(4)

Includes          shares of common stock underlying stock options exercisable within 60 days of December 31, 2013 held by Mr. Pelak. Mr. Pelak is a Senior Industry Executive at WCAS. Mr. Pelak disclaims beneficial ownership of our equity securities owned by WCAS. The address for Mr. Pelak is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, NY 10022-6815.

(5)	Includes shares of common stock underlying stock options exercisable within 60 days of December 31, 2013 held by Mr. Major.
(6)	Includes shares of common stock underlying stock options exercisable within 60 days of December 31, 2013 held by Dr. Kostuik.
(7)	Includes shares of common stock underlying stock options exercisable within 60 days of December 31, 2013 held by Mr. Cole.
(8)	Includes shares of common stock underlying stock options exercisable within 60 days of December 31, 2013 held by Mr. Brodnax.
(9)

Includes          shares of common stock underlying stock options exercisable within 60 days of December 31, 2013 held by Mr. Ranelli. Also includes          shares held by the Lisa Ranelli Trust over which Mr. Ranelli’s wife, Melody S. Ranelli, exercises voting and investment control.

(10)

Mr. Quealy is a general partner and Co-President at WCAS. Mr. Quealy disclaims beneficial ownership of any shares of our equity securities owned by WCAS. The address for Mr. Quealy is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, NY 10022-6815.

(11)

Mr. Traynor is a general partner and investment professional at WCAS. Mr. Traynor disclaims beneficial ownership of any shares of our equity securities owned by WCAS. The address for Mr. Traynor is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, NY 10022-6815.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Merger Agreement

On August 12, 2010, K2M Group Holdings, Inc., an entity controlled by our existing owners, entered into an Agreement and Plan of Merger with Altitude Group Holdings, Inc. and Altitude Merger Sub, Inc., entities controlled by our existing owners, pursuant to which K2M Group Holdings, Inc. acquired the equity of K2M, Inc. through the merger of Altitude Merger Sub, Inc. with and into K2M, Inc. Upon the closing of such transaction, K2M, Inc. and its stockholders were paid total cash consideration of approximately $169.4 million, of which $14.9 million was placed in escrow. In addition, the stockholders were entitled to receive additional cash consideration if our core business revenues (as defined in the merger agreement) during the four fiscal years ending on December 31, 2014 exceeded specific targets. In February 2012, $8.5 million was released from escrow and distributed to the previous holders of equity securities of K2M, Inc. In December 2012, an amendment to the merger agreement was executed for the purposes of (1) releasing and distributing all remaining escrow cash to the previous holders of equity securities of K2M, Inc. and (2) paying $0.5 million to eligible equityholders as settlement of all future contingent consideration obligations, thereby eliminating any contingent consideration obligation that was provided for pursuant to the merger agreement. Additionally, certain eligible equityholders were given the right to receive additional contingent merger consideration of $7.5 million if a qualifying event (as defined in the merger agreement) occurred prior to June 30, 2013, and $3.5 million if a qualifying event (as defined in the merger agreement) occurred after June 30, 2013 but before January 1, 2014, each of which lapsed when no such qualifying event occurred.

Amended and Restated Resources Group Management Services Agreement

On August 12, 2010, in connection with our purchase by the Sponsor, we entered into a Management Services Agreement with our Sponsor, which agreement was amended and restated on August 8, 2013. Pursuant to this agreement, we pay our Sponsor a fee for management, consulting, strategic, financial and other advisory services provided to us and our subsidiaries. Pursuant to this agreement, we paid a quarterly fee equal to $75,000 through December 31, 2010, $125,000 from January 1, 2011 through June 30, 2013 and $262,500 on and after July 1, 2013. We also agreed to indemnify and pay all expenses of our Sponsor incurred in connection with the services provided under this agreement and in connection with our Sponsor’s investments in us and our subsidiaries. This agreement will terminate upon consummation of this offering. Indemnification and certain other provisions survive termination.

Series B Preferred and Reverse Stock Split

In 2011, we issued 2,624,672 shares of our Series B Preferred to WCAS for $10.0 million.

In 2012, we issued (1) 131,234 shares of our Series B Preferred to WCAS for $500,000, (2) 251,511 shares of our Series B Preferred to FFC for $958,256, (3) 65,617 shares of our Series B Preferred to the Lisa Ranelli Trust, an entity affiliated with our Director, Raymond A. Ranelli, for $250,000 and (4) 45,977 shares of our Series B Preferred to our Chief Medical Officer and Director, Dr. John P. Kostuik, for $175,172.

In 2013, we issued (1) 2,624,672 of our Series B Preferred to WCAS for $10.0 million and (2) 246,583 shares of our Series B Preferred to FFC for $939,481.

Upon completion of this offering, all currently outstanding shares of our Series A Preferred and Series B Preferred will be converted into shares of our common stock. Assuming full payment of accrued and unpaid dividends upon completion of this offering, each outstanding share of our Series A Preferred will be converted into              shares of our common stock and each outstanding share of our Series B Preferred will be converted into              shares of our common stock. In addition, a              for              reverse stock split of our common stock will occur immediately prior to completion of this offering.

As disclosed under “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to pay all accrued and unpaid dividends on the Series B Preferred, which will result in payments of $             to WCAS, $             to FFC, $             to the Lisa Ranelli Trust and $             to Dr. Kostuik.

Securities Purchase Agreements

In 2012, we entered into securities purchase agreements with WCAS for the purchase of $5.0 million of Shareholder Notes and 151,861 shares of common stock for $5.0 million.

In 2013, we entered into securities purchase agreements with (1) WCAS for the purchase of $15.0 million of Shareholder Notes and 374,773 shares of our common stock for $10.0 million and (2) FFC for the purchase of $1.3 million of Shareholder Notes and 34,778 shares of our common stock for $1.3 million.

In 2014, we entered into securities purchase agreements with (1) WCAS for the purchase of $15.0 million of Shareholder Notes and 260,569 shares of common stock for $15.0 million and (2) FFC for the purchase of $1.2 million of Shareholder Notes and 23,170 shares of common stock for $1.2 million.

The Shareholder Notes bear interest at 10.0% per annum, if paid in cash, or 13.0% per annum, if paid in kind, and mature on June 21, 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Shareholder Notes.”

As disclosed under “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to retire all of the indebtedness outstanding under the Shareholder Notes, which will result in payments of $             to WCAS and $             to FFC.

Other

Mr. Lane Major, our Senior Vice President of Global Marketing and Product Development, is the brother of our President and Chief Executive Officer. Total cash payments made by the Company to Mr. Major, including salary, bonus and escrow payments resulting from equity ownership, for the years ended December 31, 2011, 2012 and 2013 were $242,588, $431,471 and $345,470, respectively. He also received a grant of 300,000 stock options with a fair value of $1.49 per share in 2011 and a grant of 150,000 restricted stock units in 2013 with a fair value of $4.42 per share.

Related Persons Transaction Policy

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the completion of this offering, our Board of Directors will adopt a written policy on transactions with related persons that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on the NASDAQ. Under the new policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by an approving body comprised of the disinterested and independent members of the Board of Directors or any committee of the Board of Directors, provided that a majority of the members of the Board of Directors or such committee, respectively, are disinterested; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the Compensation Committee of the Board of Directors or recommended by the Compensation Committee to the Board of Directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the approving body, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the approving body, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the approving body, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•	management must advise the approving body, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley.

In addition, the related person transaction policy provides that the approving body, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, NASDAQ and the Code.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by applicable law and by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware, or the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.001 per share, and                  shares of preferred stock, par value $         per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by NASDAQ, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our Board of Directors may consider relevant.

At the present time, we have no plans to declare or pay any dividends in the near future and intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. In addition, the terms of the credit agreement governing our revolving credit facility impose restrictions on our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Revolving Credit Facility.”

Annual Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ, which would apply if and so long as our common stock remains listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that our Sponsor and its affiliates, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the Sponsor and its affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with affiliates of our Sponsor, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the Board of Directors or the chairman of the Board of Directors; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the Board of Directors or the chairman of the Board of Directors at the request of our Sponsor and its affiliates. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to our Sponsor and its affiliates so long as the amended and restated stockholders agreement remains in effect. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our amended and restated certificate of incorporation. For as long as our Sponsor and its affiliates beneficially own, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, recission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, recission or repeal. At any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, recission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified Board of Directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf, to the fullest extent permitted by law, of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company’s stockholders, creditors or other constituents, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or (4) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of our Sponsor or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsor or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             .

Listing

We intend to apply to have our common stock approved for listing on NASDAQ under the symbol “KTWO.”

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been a public market for shares of our common stock. We cannot predict what effect, if any, future sales of shares of common stock, or the availability for future sales of shares of common stock will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock— If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.”

Upon the consummation of this offering, we will have                  shares of common stock outstanding. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144). The                  shares of common stock held by our Sponsor and certain of our directors, officers and employees after this offering, based on the number of shares outstanding as of December 31, 2013, will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 under the Securities Act.

The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.

In addition, a total of                  shares of our common stock have been reserved for issuance under our 2014 Omnibus Incentive Plan (subject to adjustments for stock splits, stock dividends and similar events), which will equal approximately     % shares of our common stock outstanding immediately following this offering. Furthermore, we have reserved                  shares of common stock for future issuance under our ESPP. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2014 Omnibus Incentive Plan and the ESPP. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below. We expect that the initial registration statement on Form S-8 will cover                  shares.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Lock-Up Agreements

In connection with this offering, we, our executive officers, directors and all significant equity holders, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock purchased in this offering. This summary deals only with common stock that is held by a non-U.S. holder as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances, including the impact of the tax on net investment income imposed by Section 1411 of the Code. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” bank, insurance company, or other financial institution, broker, dealer or trader in securities, person holding our common stock as part of a hedge, straddle or other risk reduction strategy, tax exempt organization, governmental organization or partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

If you are considering the purchase of our common stock, you should consult your tax advisor concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction or under any applicable income tax treaty.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, provided the non-U.S. holder furnishes the certification described below. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock that does not timely furnish the applicable withholding agent with the required certification but is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

The gain described in the first bullet point above will generally be subject to tax on a net income basis under regular graduated United States federal income tax rates. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the disposition (or such lower rate specified by an applicable income tax treaty), which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under legislation enacted in 2010 and administrative guidance, a 30% United States federal withholding tax may apply to any dividends paid after June 30, 2014, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (1) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (2) a non-financial foreign entity (as specifically defined in the legislation), whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their own tax advisors regarding this legislation and whether it may be relevant to their ownership and disposition of our common stock.

UNDERWRITING

Piper Jaffray & Co., Barclays Capital Inc. and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Name	Number of Shares
Piper Jaffray & Co.
Barclays Capital Inc.
Wells Fargo Securities, LLC
William Blair & Company, L.L.C.
Cowen and Company, LLC
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

At our request, the underwriters have reserved up to              shares of common stock, or approximately      % of the shares being offered by this prospectus (excluding the additional shares of common stock that may be issued upon the underwriters’ exercise of their option to purchase shares), for sale at the initial public offering price to certain of our officers, directors and employees and certain other persons associated with us, as designated by us. The sales will be made by                                               through a directed share program. The number of shares available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify                                                   and the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in certain marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discount

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to K2M Group Holdings, Inc.
Proceeds, before expenses, to the selling stockholders

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The estimated offering expenses payable by us, exclusive of the underwriting discounts, are approximately $         million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $        , as set forth in the underwriting agreement.

No Sales of Similar Securities

We, our executive officers, directors and all significant equity holders, including the selling stockholders, have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant to purchase any shares of our common stock;

•	dispose of or otherwise transfer any shares of our common stock;

•	demand that we file a registration statement related to our common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies, subject to certain exceptions, to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement now or later acquires the power of disposition.

Listing

We will apply to list our common stock on NASDAQ under the symbol “KTWO.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)	where no consideration is or will be given for the transfer; or

(c)	where the transfer is by operation of law.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the “AMF”) for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

1.	the transaction does not require a prospectus to be submitted for approval to the AMF;

2.	persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

3.	the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, District of Columbia.

EXPERTS

The consolidated financial statements of K2M Group Holdings, Inc. at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.

Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

K2M GROUP HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

K2M Group Holdings, Inc.

We have audited the accompanying consolidated balance sheets of K2M Group Holdings, Inc. (the Company), as of December 31, 2012 and 2013 and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of K2M Group Holdings, Inc. at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

McLean, Virginia

March 13, 2014

K2M GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	Year Ended December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$7,011	$7,419
Accounts receivable, net	26,986	32,824
Inventory, net	28,454	39,223
Deferred income taxes	6,798	8,824
Prepaid expenses and other current assets	1,702	3,984

Total current assets	70,951	92,274
Property and equipment, net	3,002	2,978
Goodwill and intangible assets, net	216,276	186,270
Other assets, net	9,388	15,414

Total assets	$299,617	$296,936

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank line of credit	$—	$23,500
Accounts payable	10,102	17,069
Accrued expenses	7,441	8,760
Accrued payroll liabilities	6,039	10,396

Total current liabilities	23,582	59,725
Bank line of credit	22,000	—
Notes to stockholders	4,668	19,650
Deferred income taxes	20,550	14,084
Other liabilities	717	211

Total liabilities	71,517	93,670

Commitments and contingencies

Series A redeemable convertible preferred stock, $0.001 par value, 7,300,000 shares authorized; 7,250,885 shares issued and outstanding at December 31, 2012 and December 31, 2013, respectively	50,525	56,667
Series B redeemable convertible preferred stock, $0.001 par value, 6,500,000 shares authorized; 3,263,368 and 6,301,240 issued and outstanding at December 31, 2012 and December 31, 2013, respectively	27,543	52,414

Stockholders’ equity:
Common stock, $0.001 par value, 100,000,000 shares authorized; 53,630,501 and 54,484,267 shares issued and outstanding at December 31, 2012, and December 31, 2013, respectively	54	54
Additional paid-in capital	182,831	165,619
Accumulated other comprehensive loss	(198)	(920)
Accumulated deficit	(32,655)	(70,568)

Total stockholders’ equity	150,032	94,185

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity	$299,617	$296,936

See accompanying notes to consolidated financial statements.

K2M GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands Except Per Share Data)

	Year Ended December 31,
	2011	2012	2013

Revenue	$118,005	$135,145	$157,584
Cost of revenue	47,984	43,962	50,162

Gross profit	70,021	91,183	107,422
Operating expenses:
Research, development and engineering	11,930	9,031	12,402
Sales and marketing	63,176	70,163	80,183
General and administrative	49,431	57,821	59,758
Contingent consideration	(50,436)	(324)	—

Total operating expenses	74,101	136,691	152,343

Loss from operations	(4,080)	(45,508)	(44,921)
Other income (expense):
Foreign currency transaction (loss) gain	(560)	1,034	1,477
Interest expense	(236)	(1,222)	(2,810)

Total other expense, net	(796)	(188)	(1,333)

Loss before benefit from income taxes	(4,876)	(45,696)	(46,254)
Benefit from income taxes	(18,221)	(13,041)	(8,341)

Net income (loss)	13,345	(32,655)	(37,913)
Accretion or write-up of preferred stock	(13,773)	(9,954)	(19,439)

Net loss attributable to stockholders	$(428)	$(42,609)	$(57,352)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.01)	$(0.80)	$(1.06)

Weighted average shares outstanding:
Basic and diluted	52,912	53,269	54,040

See accompanying notes to consolidated financial statements.

K2M GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands)

	Year Ended December 31,
	2011	2012	2013
Net income (loss)	$13,345	$(32,655)	$(37,913)
Other comprehensive income (loss):
Foreign currency translation adjustment	160	(387)	(722)

Other comprehensive income (loss)	160	(387)	(722)

Comprehensive income (loss)	$13,505	$(33,042)	$(38,635)

See accompanying notes to consolidated financial statements.

K2M GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Thousands, Except Share Data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2010	52,881,088	$53	$195,974	$29	$(8,127)	$187,929
Net income	—	—	—	—	13,345	13,345
Other comprehensive income	—	—	—	160	—	160
Stock-based compensation	—	—	3,272	—	—	3,272
Accretion of Series A redeemable convertible preferred stock	—	—	(3,666)	—	—	(3,666)
Accretion of Series A redeemable convertible preferred stock issuance costs	—	—	(107)	—	—	(107)
Write-up of Series B redeemable convertible preferred stock to fair value at issuance	—	—	(4,782)	—	(5,218)	(10,000)
Exercise of options	179,752	—	(347)	—	—	(347)

Balance at December 31, 2011	53,060,840	53	190,344	189	—	190,586
Net loss	—	—	—	—	(32,655)	(32,655)
Other comprehensive loss	—	—	—	(387)	—	(387)
Stock-based compensation	—	—	2,243	—	—	2,243
Accretion of Series A redeemable convertible preferred stock	—	—	(4,642)	—	—	(4,642)
Accretion of Series B redeemable convertible preferred stock	—	—	(2,656)	—	—	(2,656)
Write-up of Series B redeemable convertible preferred stock to fair value at issuance	—	—	(2,542)	—	—	(2,542)
Accretion of Series A and B redeemable convertible preferred stock issuance costs	—	—	(114)	—	—	(114)
Sale of common stock pursuant to securities purchase agreements	160,973	—	650	—	—	650
Exercise of options	408,688	1	(452)	—	—	(451)

Balance at December 31, 2012	53,630,501	54	182,831	(198)	(32,655)	150,032
Net loss	—	—	—	—	(37,913)	(37,913)
Other comprehensive loss	—	—	—	(722)	—	(722)
Stock-based compensation	—	—	1,588	—	—	1,588
Accretion of Series A redeemable convertible preferred stock	—	—	(6,068)	—	—	(6,068)
Accretion of Series B redeemable convertible preferred stock	—	—	764	—	—	764
Write-up of Series B redeemable convertible preferred stock to fair value at issuance	—	—	(14,035)	—	—	(14,035)
Accretion of Series A and B redeemable convertible preferred stock issuance costs	—	—	(100)	—	—	(100)
Sale of common stock pursuant to securities purchase and other agreements	476,350	—	2,177	—	—	2,177
Stock option modifications	—	—	(1,910)	—	—	(1,910)
Exercise of options	377,416	—	372	—	—	372

Balance at December 31, 2013	54,484,267	$54	$165,619	$(920)	$(70,568)	$94,185

See accompanying notes to consolidated financial statements.

K2M GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2011	2012	2013
Operating activities
Net income (loss)	$13,345	$(32,655)	$(37,913)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amoritization	34,831	41,824	36,776
Provision for allowance for doubtful accounts	297	383	167
Provision for inventory reserve	4,578	2,908	2,285
Stock-based compensation	3,272	2,243	2,879
Amortization of issuance and discount costs included in interest expense	—	18	98
Decrease in contingent consideration	(50,436)	(324)	—
Deferred income taxes	(18,333)	(13,194)	(8,492)
Changes in operating assets and liabilities:
Accounts receivable	(4,829)	(4,303)	(5,825)
Inventory	(4,414)	(9,543)	(15,697)
Prepaid expenses and other assets	438	(594)	(1,284)
Accounts payable, accrued expenses, and accrued payroll liabilities	3,007	(3,210)	7,916

Net cash used in operating activities	(18,244)	(16,447)	(19,090)

Investing activities
Purchase of surgical instruments	(8,785)	(3,604)	(8,323)
Purchase of property and equipment	(1,989)	(1,182)	(1,494)
Purchase of intangible assets	(550)	(250)	(117)

Net cash used in investing activities	(11,324)	(5,036)	(9,934)

Financing activities
Borrowings on bank line of credit	13,000	9,000	3,500
Payments on bank line of credit	—	—	(2,000)
Proceeds from issuance of notes to stockholders	—	4,650	14,884
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs	9,926	2,395	11,574
Proceeds from issuance of common stock	—	650	2,177
Payments to satisfy minimum tax withholding related to exercise of options	(347)	(449)	(755)

Net cash provided by financing activities	22,579	16,246	29,380

Effect of exchange rate changes on cash and cash equivalents	4	22	52

Net (decrease) increase in cash and cash equivalents	(6,985)	(5,215)	408
Cash and cash equivalents at beginning of period	19,211	12,226	7,011

Cash and cash equivalents at end of period	$12,226	$7,011	$7,419

Significant noncash financing activities
Accretion of Series A redeemable convertible preferred stock	$3,773	$4,732	$6,142
Accretion of Series B redeemable convertible preferred stock	$—	$2,680	$(738)
Adjustment of preferred stock to fair value	$10,000	$2,542	$14,035

Cash paid (refunded) for:
Income taxes	$(499)	$201	$130
Interest	$225	$1,741	$2,405

See accompanying notes to consolidated financial statements.

K2M GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Per Share Data)

1.	GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

K2M Group Holdings, Inc. (the Company) was formed as a Delaware corporation on June 29, 2010. On July 2, 2010, K2M, Inc. (K2M), a company initially incorporated in 2004, entered into an Agreement and Plan of Merger (the Merger Agreement) with Altitude Group Holdings, Inc. (Altitude) and Altitude Merger Sub, Inc. (Merger Sub). Altitude was a newly formed corporation and an indirect wholly-owned subsidiary of Welsh, Carson, Anderson & Stowe XI, L.P. On August 12, 2010 (the Merger Date), upon the closing of the transactions under the Merger Agreement, Merger Sub merged with and into K2M with K2M being the surviving corporation of such merger (the Transaction or Merger) and Altitude was renamed K2M Group Holdings, Inc.

The Company is a global medical device company focused on designing, developing and commercializing innovative and proprietary complex spine technologies and techniques. The Company’s complex spine products are used by spine surgeons to treat some of the most difficult and challenging spinal pathologies, such as deformity (primarily scoliosis), trauma, and tumor. The Company has applied its product development expertise in innovating complex spine technologies and techniques to the design, development, and commercialization of an expanding number of proprietary minimally invasive surgery, or MIS products. The Company’s MIS products are designed to allow for less invasive access to the spine and faster patient recovery times as compared to traditional open access surgical approaches for both complex spine and degenerative spine pathologies. The Company has also leveraged these core competencies in the design, development and commercialization of an increasing number of products for patients suffering from degenerative spinal conditions.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries including K2M Holdings, Inc., K2M, K2M UK Limited, and K2M Germany, GmbH. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings (Loss) per Share

Basic earnings (loss) per common share is determined by dividing the net income (loss) allocable to common stockholders by the weighted average number of common shares outstanding during the periods presented, without consideration of common stock equivalents. Diluted earnings (loss) per share is computed by dividing the net income (loss) allocable to common stockholders by the weighted average number of shares of common stock and common stock equivalents outstanding for the period. The treasury stock method is used to determine the dilutive effect of the Company’s stock option grants (see Note 11) and the if-converted method is used to determine the dilutive effect of the Company’s Series A redeemable convertible preferred stock, (Series A Preferred), and the Series B redeemable convertible preferred stock, (Series B Preferred), (see Note 10). The weighted average shares used to calculate both basic and diluted loss per share are the same because common stock equivalents were excluded in the calculation of diluted loss per share because their effect would be anti-dilutive.

Foreign Currency Translation and Other Comprehensive Loss

The account balances of foreign operations are translated into U.S. dollars using exchange rates for assets and liabilities at the balance sheet date and average prevailing exchange rates for the period for revenue and expense accounts. Adjustments resulting from translation are included in other comprehensive income (loss), which is the Company’s only component of accumulated comprehensive income (loss).

Remeasurement gains and losses from foreign currency transactions are included in the consolidated statements of operations in the period in which they occur.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are reported in the consolidated balance sheets at outstanding amounts, less the allowance for doubtful accounts. The Company performs ongoing credit evaluations of certain customers and generally extends credit without requiring collateral. The Company periodically assesses the collectability of accounts receivable considering factors such as the specific evaluation of collectability, historical collection experience and economic conditions in individual markets and records an allowance for doubtful accounts for the estimated uncollectible amount as appropriate.

Inventory

Inventory consists primarily of finished goods and surgical instruments available for sale and is stated at the lower of cost or market using a weighted-average cost method. The Company reviews its inventory on a periodic basis for excess, obsolete, and impaired inventory and records a reserve for the identified items.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation and amortization. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to the consolidated statements of operations. Repairs and maintenance costs are expensed as incurred.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements is recorded over the shorter of the life of the improvement or the remaining term of the lease using the straight-line method.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the consideration transferred over the estimated fair value of assets acquired and liabilities assumed in connection with the Transaction (see Note 2).

Goodwill and indefinite lived intangible assets are not amortized but are evaluated annually or more frequently for impairment if impairment indicators exist. Such indicators include, but are not limited to (i) a significant adverse change in the business climate or environment, (ii) unanticipated competition, or (iii) adverse action or assessment by a regulator. The Company’s annual impairment date is November 1. The Company concluded it has one reporting unit. Prior to performing the annual two-step goodwill impairment test, the Company is first permitted to perform a qualitative assessment to determine if the two-step quantitative test must be completed. The qualitative assessment considers events and circumstances such as macroeconomic conditions, industry and market conditions, cost factors and overall financial performance, as well as company and specific reporting unit specifications. If after performing this assessment, the company concludes it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then it is required to perform a two-step quantitative test. Otherwise, the two-step test is not required. In the first step of the quantitative test, the company is required to determine the fair value of the reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is determined using a discounted cash flow valuation. Determining the fair value of the reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include changes in revenue and operating margins used to project future cash flows, discount rates, and future economic and market conditions. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the company performs the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step of the impairment test, the company determines the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and the company must recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill.

The Company used a quantitative assessment for its goodwill impairment testing during 2011 and 2012 and a qualitative assessment for its goodwill during 2013. The Company’s evaluation of goodwill completed during the years December 31, 2011, 2012 and 2013 resulted in no impairment losses.

The Company’s indefinite-lived intangible assets include trademarks and purchased in-process research and development (IPR&D) projects, which originated from the Transaction and were measured at their respective estimated fair values as of the acquisition date.

When evaluating whether an indefinite lived intangible is impaired, the impairment test consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Company uses a “relief from royalty” approach for evaluating trademarks for impairment. The relief from royalty approach utilizes a discounted cash flow model to determine the fair value of the trademarks. The Company uses a discounted cash flow valuation for evaluating IPR&D for impairment. The Company’s evaluation of indefinite-lived intangible assets completed during the years ended December 31, 2011, 2012 and 2013 resulted in no impairment losses.

Finite-lived intangible assets include licensed technology, developed technology, and customer relationships and are amortized over estimated useful lives, which range from 4–7 years. The Company recorded no impairment loss during the years ended December 31, 2011, 2012 and 2013.

Other Assets

Other long-term assets consist mainly of surgical instruments used primarily in the domestic and direct international distribution channels to implant the Company’s products. Surgical instruments are stated at cost less accumulated amortization. The Company amortizes these instruments to cost of revenues over their estimated useful life.

The Company provides surgical instruments to its customers for use to implant its products during a surgical procedure. Following completion of the procedure, the instruments are returned to the Company upon which it will sanitize the instrument and provide it to another customer.

As a result of the completion of an extensive evaluation of the useful life of surgical instruments in 2013, including consideration of the average age of instruments on-hand and the average age of instruments when disposed of, the Company determined that the estimated useful life of such instruments had increased to five years, from three years as previously estimated. The Company accounted for this change in the estimated useful life beginning January 1, 2013. This change had the effect of reducing cost of revenue, net loss, net loss attributable to common stockholders and net loss per share in its consolidated results of operations as follows:

Year Ended December 31, 2013
Cost of revenue	$6,732
Net loss	$5,520
Net loss attributable to common stockholders	$5,520
Net loss per share (basic and diluted)	$0.10

Impairment of Long-Lived Assets

Long-lived assets, such as fixed assets and other finite-lived intangible assets are reviewed for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset may not be recoverable if it exceeds the sum of undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its estimated fair value. Considerable management judgment is necessary to estimate undiscounted future cash flows. Accordingly, actual results could differ from such estimates. No events have been identified that caused an evaluation of the recoverability of the long-lived assets.

Fair Value Measurements

Fair value is defined in the fair value measurement accounting guidance as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. Assets and liabilities subject to fair value measurements are required to be disclosed within a specified fair value hierarchy. The fair value hierarchy ranks the quality and reliability of inputs or assumptions used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following categories based on the lowest level input used that is significant to a particular fair value measurement:

•	Level 1 – Defined as observable inputs such as unadjusted quoted prices in active markets for identical assets.

•

Level 2 – Defined as observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s cash and cash equivalents are subject to fair value measurements. In accordance with the hierarchy, the inputs used in measuring the fair value of the cash equivalents are considered to be Level 1.

The Company applies the fair value measurement accounting guidance to nonfinancial assets upon the acquisition of businesses or in conjunction with the measurement of an impairment loss of a long-lived asset, goodwill or other intangible asset under the accounting guidance for impairments.

Financial Instruments and Concentration of Credit Risk

The Company considers the recorded costs of certain financial assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, to approximate their fair value because of relatively short maturities at December 31, 2012 and December 31, 2013. The fair values of the bank line of credit and other long-term liabilities approximated their carrying amounts as of December 31, 2012 and December 31, 2013, based on rates and terms available to the Company at that time.

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash balances with creditworthy financial institutions in the United States, and the balances may exceed, at times, the amount insured by the Federal Deposit Insurance Corporation. No single customer represented more than 10% of revenues for any period presented.

Revenue Recognition

Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured.

The Company’s revenue in its direct markets is generated by making its products available to hospitals that purchase specific products for use in surgery on a case-by-case basis. Revenue from sales generated by use of products is recognized upon receipt of a delivered order confirming that the Company’s products have been used in a surgical procedure.

International sales outside of its direct markets are transacted with independent distributors, who then resell the products to their hospital customers. The Company recognizes revenue upon shipment of its products to the international distributors, who accept title at point of shipment.

Shipping and Handling Costs

Shipping and handling costs are charged to sales and marketing expense in the consolidated statements of operations and amounted to $1,870, $2,143 and $2,311 for the years ended December 31, 2011, 2012 and 2013, respectively.

Research, Development, and Engineering

The Company expenses its research, development, and engineering costs as incurred.

Stock-Based Compensation

The Company grants stock-based compensation in the form of stock options and restricted stock units. The expense is based on the fair value of share-based payments to employees using the Black-Scholes-Merton option pricing model and is recognized as expense on a straight-line basis over the vesting period, less awards expected to be forfeited using estimated forfeiture rates.

The Company accounts for equity instruments issued to nonemployees by recording the fair value of the equity instrument on the earlier of the performance commitment date or the date the services required are completed. Until shares under the award are fully vested, the Company marks-to-market the fair value of the options at the end of each accounting period.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, their respective tax bases, and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable (receivable) for the period and the change during the period in deferred tax assets and liabilities.

As prescribed by the accounting guidance, the Company uses a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of the tax benefits, as determined on a cumulative probability basis, that are more-likely-than-not to be realized upon ultimate settlement in the financial statements. The Company recognizes interest and penalties related to income tax matters in income tax expense (benefit).

Redeemable Convertible Preferred Stock

The Company uses the effective interest method to accrete the differences between the carrying value and the estimated redemption value of its preferred stock, such that the carrying value will approximate the redemption value on the earliest possible redemption date.

2.	MERGER TRANSACTION

On August 12, 2010, the Merger was completed and K2M became a wholly-owned subsidiary of the Company. K2M entered into such Transaction for the purpose of obtaining additional equity financing and gaining additional management resources.

Upon the closing of the Transaction, K2M and its stockholders were paid total cash consideration of approximately $169,402, of which $14,900 was placed in escrow. In addition, the stockholders were entitled to receive additional cash consideration if K2M’s Core Business Revenues (as defined in the Merger Agreement) during the four fiscal years ending on December 31, 2014 exceeded specific targets. In February 2012, $8,527 was released from the escrow and distributed to holders of equity securities of K2M (K2M Investors). In December 2012, Amendment No. 2 to the Agreement and Plan of Merger (Amendment No. 2) was executed for the purposes of (1) releasing and distributing all remaining escrow cash to K2M Investors and (2) paying $500 to eligible K2M Investors as settlement of all future contingent consideration obligations, thereby eliminating any contingent consideration obligation that was provided for pursuant to the Merger Agreement. Additionally, certain eligible K2M Investors were given the right to receive additional contingent merger consideration of $7,500, if a qualifying event, as defined, occurred prior to June 30, 2013 and $3,500, if a qualifying event, as defined, occurred after June 30, 2013 but before January 1, 2014, which lapsed when no such qualifying event occurred.

Up and until the execution of Amendment No. 2 in December 2012, as described above, changes in the fair value of the contingent consideration liability resulted from either the passage of time or events occurring after the acquisition date, such as changes in the estimate of the probability of recording the Core Business Revenues. The fair value of the contingent consideration (Level 3) was measured based on the present value of the consideration expected to be transferred using a discounted cash flow analysis. The discount rate is a significant unobservable input in such present value computations. Discount rates ranged between 15.0% and 17.5% depending on the risk associated with the cash flows. The Company recorded a reduction to the contingent consideration liability of $50,436 and $324 for the years ended December 31, 2011 and 2012, respectively, which reduced the Company’s liability for such consideration to $324 at December 31, 2011 and $0 at December 31, 2012 and December 31, 2013, respectively. The changes to the fair value in the contingent consideration liability that occurred in 2011 and 2012 are recorded separately in the Company’s consolidated statements of operations.

3.	ACCOUNTS RECEIVABLE

Receivables consist of the following:

	December 31,
	2012	2013
Accounts receivable	$29,203	$35,271
Allowances	(2,217)	(2,447)

Accounts receivable, net	$26,986	$32,824

The following reflects a rollforward of the accounts receivable allowances for the years ended December 31, 2011, 2012 and 2013:

	December 31,
	2011	2012	2013
Beginning	$(1,729)	$(2,020)	$(2,217)
Additions	(297)	(383)	(230)
Write-offs	6	186	—

Ending	$(2,020)	$(2,217)	$(2,447)

4.	INVENTORY

The following table summarizes the Company’s inventory, net of allowances

	December 31,
	2012	2013
Finished goods	$51,274	$64,539
Inventory allowances	(22,820)	(25,316)

	$28,454	$39,223

Inventory includes surgical instruments available for sale with a carrying value of $3,761 and $5,285 at December 31, 2012 and December 31, 2013, respectively.

5.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Lives	December 31,
		2012	2013
Equipment	3 years	$1,940	$2,412
Software	3 years	1,583	2,376
Computer equipment	3 years	1,171	1,265
Leasehold improvements	Various	1,023	1,098
Furniture and office equipment	5 years	619	673
Vehicles	3 years	12	12

		6,348	7,836
Less accumulated depreciation and amortization		(3,346)	(4,858)

Property and equipment, net		$3,002	$2,978

Depreciation expense was $1,339, $1,589 and $1,505 for the years ended December 31, 2011, 2012 and 2013, respectively.

6.	GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets comprise the following:

	December 31, 2012
	Estimated Useful Lives	Gross	Accumulated Amortization	Net
Goodwill	—	$121,814	$—	$121,814
Indefinite-lived intangible assets:
Trademarks	—	12,900	—	12,900
In-process research and development(1)	—	1,500	—	1,500
Other	—	290	—	296

Subtotal		14,690	—	14,690
Subject to amortization
Developed technology	4 - 6 years	61,600	(23,925)	37,675
Licensed technology	4 - 6 years	52,600	(30,872)	21,728
Customer relationships	4 - 7 years	29,930	(10,215)	19,715
Patents and other	2 - 17 years	900	(246)	654

Subtotal		145,030	(65,258)	79,772

Total		$281,534	$(65,258)	$216,276

	December 31, 2013
	Estimated Useful Lives	Gross	Accumulated Amortization	Net
Goodwill	—	$121,814	$—	$121,814
Indefinite-lived intangible assets:
Trademarks	—	12,900	—	12,900
In-process research and development(1)	—	1,500	—	1,500
Other	—	296	—	296

Subtotal		14,696	—	14,696
Subject to amortization
Developed technology	4 - 6 years	61,600	(36,466)	25,134
Licensed technology	4 - 6 years	52,600	(43,947)	8,653
Customer relationships	4 - 7 years	29,700	(14,320)	15,380
Patents and other	2 - 17 years	1,313	(720)	593

Subtotal		145,213	(95,453)	49,760

Total		$281,723	$(95,453)	$186,270

(1)

In 2012 and 2013, a total of $600 and $0 of IPRD, respectively, was reclassified to licensed technology, as the underlying products were introduced to market during the year. The assets will be amortized over a six-year period.

Amortization expense was $26,162, $30,062 and $30,195 for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, the expected amortization expense for each of the next five years and thereafter is as follows:

2014	$22,701
2015	10,136
2016	10,136
2017	6,522
2018 and thereafter	265

$49,760

7.	OTHER ASSETS

Other assets comprise the following:

	December 31,
	2012	2013
Surgical instruments, net	$8,676	$15,271
Other	712	143

	$9,388	$15,414

Surgical instruments are stated net of accumulated amortization of $12,193 and $15,007 at December 31, 2012 and December 31, 2013, respectively. Amortization expense was $4,885, $5,940 and $2,814 for the years ended December 31, 2011, 2012 and 2013, respectively.

8.	ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,
	2012	2013
Accrued royalties	$1,611	$2,230
Accrued commissions	4,050	2,837
Stock option awards liability	—	2,076
Other	1,780	1,617

	$7,441	$8,760

9.	DEBT

Debt consists of the following:

	December 31,
	2012	2013
Bank line of credit	$22,000	$23,500
Notes to stockholders:
2012 Notes	5,300	5,300
2013 Notes	—	16,970

Total notes to stockholders	5,300	22,270

Total debt	27,300	45,770
Less unamortized discounts	(632)	(2,620)

Debt, net of discounts	$26,668	$43,150

Bank Line of Credit

In December 2010, K2M entered into an amended loan and security agreement with a lender which permitted K2M to borrow up to a maximum of $12,500 for general business purposes under a revolving line of credit (the Loan Agreement). In June 2011, K2M and its lender amended the agreement which primarily increased the amount available to be borrowed under the revolving line of credit to $20,000 and extended the maturity date of the revolver to April 13, 2013, (the 2011 Loan Agreement).

On October 2012, K2M and K2M UK Limited executed the Secured Credit Facilities Credit Agreement (the Credit Agreement) which replaced the 2011 Loan Agreement. Under the Credit Agreement, the lenders increased the amounts available under the facility by $10,000 to an aggregate amount of $30,000, which consisted of a revolving loan facility in an aggregate principal amount of up to $30,000, sub-facilities under the revolving loan facility for letters of credit in the aggregate availability amount of $1,000, a swingline sub-facility in the aggregate availability amount of $5,000, and an Export-Import Bank of the United States, or the Export Import Bank sub-facility in the aggregate availability amount of $10,000.

The Company may also be eligible to receive a one-time increase of $5,000 in aggregate credit availability subject to the Company’s compliance to the Credit Agreement as well as additional commitments from the lenders. At any time, the aggregate obligations shall not exceed the lesser of the total revolving commitment, of which the initial amount is $30,000, and the borrowing base, which is calculated as 80% of the Company’s accounts receivable plus up to the lessor of 35% of the eligible inventory or $5,000. At any time, the aggregate credit availability on the Export-Import Bank sub- facility is limited to the lesser of Export-Import Bank commitments of the lenders, initially established at $10,000, or the borrowing base, as defined, which is calculated as a certain percentage of qualifying assets.

The Credit Agreement terminates on October 29, 2014, at which time the outstanding principal and unpaid interest are due. Interest is charged monthly at the prime rate plus 1%. Various fees, including commitment fees, equivalent to the product of 0.25% and the average unused portion of the revolving line of credit, annual administrative agent fees of $40, exim line of credit fees, and letter of credit fees are due to the lenders over the term of the Credit Agreement. The Company is subject to interest rate risk to the extent there are changes to the prime rate. In connection with the execution of the Credit Agreement, the Company incurred and paid $500 of loan issuance fees, which is recorded as an other long-term asset and will be amortized to interest expense over the term of the Credit Agreement.

Borrowings under the Credit Agreement are secured by a first priority lien in all the personal property assets of the Company, including intellectual property. The Credit Agreement contains various financial covenants and negative covenants with which the Company must maintain compliance. Additionally, as long as the Company maintains unrestricted cash at a specific lender’s bank, plus unused borrowing availability of at least $7,500, the Company may maintain a static loan balance and therefore, collections may be transferred to the Company’s operating cash account. There is an early termination fee of 1% to 2% of the aggregate amount of the credit facility, should the Company decide to terminate the Credit Agreement before October 29, 2014.

During February 2014, the Company and its lenders entered in an amendment to the Credit Agreement in which (i) the parties agreed that an Event of Default had occurred as a result of the borrowers making investments in certain of their subsidiaries in the amount of approximately $4,300 during the year ended December 31, 2013 which amount was in excess of the $2,000 limit; and (ii) the lenders agreed to waive the Event of Default for the 2013 fiscal year. Following this amendment, the Company was in compliance with all of the covenants under the Credit Agreement at December 31, 2013.

Borrowings under the revolving line of credit accrued interest at a rate of 4.25% at December 31, 2013. For the years ended December 31, 2012 and 2013, the Company recorded interest expense of $964 and $1,383, respectively, under the Credit Agreement including amounts of $147 and $383, respectively, related to the amortization of the loan issuance fees. As of December 31, 2013, unrestricted cash plus $4,706 of unused borrowing availability under the Credit Agreement was in excess of the $7,500 threshold that requires lockbox receipt to be applied against outstanding borrowings.

Notes to Stockholders

The 2012 and 2013 Notes.    In June 2012, the Company issued 160.973 shares of its common stock to two existing stockholders at $4.04 per share for proceeds of $650. In addition, K2M Holdings, Inc. issued these stockholders notes with an aggregate principal amount of $5,300 and bearing interest at 10% for cash consideration of $4,650 (the 2012 Notes). The Company recorded the 2012 Notes on its balance sheet at $4,602 representing the aggregate principal amount net of the $650 discount and debt issuance costs of $48, which will be accreted to interest expense over the term of the 2012 Notes.

In May and June 2013, the Company issued 306.751 shares of its common stock to certain existing stockholders at $4.42 per share for proceeds of $1,356 and in November 2013 issued an additional 139.599 shares to certain existing shareholders at $5.24 per share for proceeds of $731. In addition, K2M Holdings, Inc. issued these stockholders notes with an aggregate principal amount of $16,970 and bearing interest at 10% for cash consideration of $14,884 (the 2013 Notes). The Company recorded the 2013 Notes on its balance sheet at $14,884 representing the aggregate principal amount net of the $2,087 discount, which will be accreted to interest expense over the term of the 2013 Notes.

The Company recorded interest expense for the 2012 and 2013 Notes of $275 and $1,410 for the years ended December 31, 2012 and 2013, respectively, which included accretion expense of $18 and $98. Accrued interest on the 2012 and 2013 Notes was $0 and $0 as of December 31, 2012 and 2013, respectively.

The principal balance and any unpaid interest on the 2012 and 2013 Notes are due on June 21, 2022. Interest is payable semiannually in arrears on June 30 and December 31 of each year. The Company has the option to defer all or a portion of the interest payment provided that the unpaid interest shall be multiplied by 1.3 to determine the amount of additional interest, and the additional interest is then added to the principal amount of the 2012 and 2013 Notes, as applicable. On the fifth anniversary of the issuance date, and annually thereafter, the Company may be required to prepay a portion of the outstanding notes, as defined, to maintain compliance with the securities purchase agreement. The Company may elect to prepay the principal balance of the notes and any accrued interest without penalty. It is mandatory that the Company will prepay the principal balance of the 2012 and 2013 Notes and any accrued interest, upon the completion of an initial public offering, if requested by the holder, or liquidity event. The 2012 and 2013 Notes are subordinate to the Credit Agreement, described above.

Future minimum principal payments of debt by year as of December 31, 2013 are as follows:

2014	$23,500
2015	—
2016	—
2017	—
2018	—
Thereafter	22,270

$45,770

10.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

In 2010, the Company issued 6,561.680 shares of Series A Preferred for aggregate gross proceeds of $25,000 and 689.205 shares were issued to two stockholders of the Company upon reinvestment of cash received as part of the Merger.

In 2011, the Company issued 2,624.672 shares of Series B Preferred to Company stockholders for proceeds of $10,000. In 2012, the Company issued 638.696 shares of Series B Preferred to Company stockholders for proceeds of $2,433. In 2013, the Company issued 3,037.922 shares of Series B Preferred to existing stockholders for aggregate gross proceeds of $11,574.

Following is a rollforward of activity in the Series A Preferred and Series B Preferred accounts during the years ended December 31, 2011, 2012 and 2013.

	Series A Preferred			Series B Preferred
	Shares			Shares
	Authorized	Outstanding	Amount	Authorized	Outstanding	Amount
Balance at December 31, 2010	7,300	7,251	$42,020	—	—	$—
Issuance of preferred stock	—	—	—	5,249	2,625	10,000
Issuance costs of preferred stock	—	—	—	—	—	(74)
Accretion or write-up of preferred stock	—	—	3,773	—	—	10,000

Balance at December 31, 2011	7,300	7,251	45,793	5,249	2,625	19,926
Issuance of preferred stock	—	—	—	—	638	2,433
Issuance costs of preferred stock	—	—	—	—	—	(38)
Accretion or write-up of preferred stock	—	—	4,732	—	—	5,222

Balance at December 31, 2012	7,300	7,251	50,525	5,249	3,263	27,543
Issuance of preferred stock	—	—	—	1,251	3,038	11,574
Accretion or write-up of preferred stock, net	—	—	6,142	—	—	13,297

Balance at December 31, 2013	7,300	7,251	$56,667	6,500	6,301	$52,414

Dividends.    The holders of Series A Preferred and Series B Preferred are entitled to receive cumulative dividends at the annual rate of 10% of the Series A Accrued Value and 14% of the Series B Accrued Value (the original issue price plus accrued compounded dividends), respectively, in preference to any payment of dividends to holders of common stock. Dividends shall be payable when and if declared by the Board of Directors. To the extent there are dividends paid to holders of the common stock, holders of Series A Preferred or Series B Preferred would participate on an “if-converted” basis. There have been no dividends declared on the common stock. Cumulative, unpaid dividends for each respective series of preferred stock are as follows:

	December 31,
	2012	2013
Series A Preferred Stock	$7,237	$10,564
Series B Preferred Stock	1,696	5,136

Total	$8,933	$15,700

Voting Rights.    As of December 31, 2013, the holders of Series A Preferred and Series B Preferred are entitled to a number of votes equal to the number of shares of common stock into which such number of shares of preferred stock were convertible.

	Issued and Outstanding	Share Conversion Ratio	Common Shares Issuable Upon Conversion	Liquidation Preference Per Share(1)
Series A Preferred Stock	7,251	1-to-1	7,251	$5.27
Series B Preferred Stock	6,301	1-to-1	6,301	$4.63

(1) Liquidation per share is based on accrued value per share of each preferred stock series.

Conversion.    Series A Preferred and Series B Preferred are convertible into common stock at the option of the holder, at any time and without additional consideration. Such conversion is determined by dividing the original purchase price per share by the conversion price, subject to adjustment for certain events. The conversion price is initially the original purchase price per share. The Series A and B Preferred will be automatically converted into common stock either upon the vote of the majority of the applicable stockholders or upon the closing of a firm commitment underwritten public offering resulting in proceeds to the Company and/or the selling shareholders in excess of $100 million and the listing of the common stock on either the New York Stock Exchange, NASDAQ Global Market, or the NASDAQ Global Select Market.

The conversion price is subject to reduction for any shares of common stock issued or sold for consideration less than the conversion price in effect immediately prior to such issuance or sale. This includes the grant of any warrants, options, or other rights convertible or exchangeable for common stock for an exercise price less than the then-effective conversion price, with the exception of certain issues of stock as defined by the Company’s Certificate of Incorporation.

As of December 31, 2013, the Company has reserved 7,300 and 6,500 shares of common stock for the potential conversion of the Series A Preferred and Series B Preferred, respectively.

Liquidation.    With respect to liquidation preference rights, Series A Preferred and Series B Preferred rank pari passu to each other and senior to that of the common stock. Upon any defined liquidation event, the holders of both Series A Preferred and Series B Preferred are entitled to be paid in full the greater of (1) an amount equal to their respective Accrued Value or (2) amounts due to such holders of Series A Preferred and Series B Preferred had such holders converted their preferred stock to common stock prior to such liquidity event. If the amounts available for distribution by the Company to the holders of the preferred stock are not sufficient to pay the aggregate amount of the Series A Preferred and Series B Preferred then such holders would share ratably in such amounts.

Redemption of Series A Preferred and Series B Preferred.    At any time on or after August 12, 2017, the holders of the Series A Preferred and Series B Preferred have the right to require the Company to redeem all or a portion of their outstanding shares of preferred stock.

The per share redemption price for each series shall be equal to the greater of (1) its Accrued Value or (2) the fair market value. In the absence of a readily determinable market value, the fair market value is determined by the Company’s Board of Directors, taking into consideration the enterprise value of the Company and the rights and preferences of preferred stock without giving effect to any discount based on the illiquidity of each series of preferred stock. The Company estimates the fair market value of its Series A Preferred and Series B Preferred at each reporting period, determines the greater of (1) the fair market value and (2) Series A and B Accrued Value, and accordingly, records accretion based on the difference between the carrying value and the estimated redemption amount using the effective interest method.

Put right for Series B Preferred.    No later than ten business days following the earlier of (1) the repayment of monies due under the Loan Agreement and related amendments and (2) effectiveness of any amendment to the K2M Credit Agreement that would permit such a redemption, the holders of the Series B Preferred have the right to require the Company to redeem all or a portion of the shares of Series B Preferred at a per share redemption price equal to the greater of the Series B Accrued Value (including all accrued and unpaid dividends) or the fair market value.

11.	STOCK-BASED COMPENSATION AND EQUITY AWARDS

The Company’s 2010 Equity Award Plan (the 2010 Plan) was adopted and approved in connection with the Transaction. All outstanding options in K2M were exchanged for options in the Company using a ratio of 1.402 to 1 to determine the new option grant and exercise price, as defined by the Merger Agreement. Terms and conditions for each option remained the same as the terms and conditions in the original grant made by K2M prior to the Transaction, including the total vesting period. The percentage of total options vested to each total option grant remained the same, both before and after the Transaction.

Pursuant to the 2010 Plan, stock options will be granted with an exercise price equal to the estimated market price of the Company’s Common Stock on the date of grant. The options generally vest in equal installments over a four-year period based on continued service in the Company and have a ten-year contractual term. The 2010 Plan provides for the issuance of 12,782.772 shares of the Company’s Common Stock pursuant to incentive stock options, nonqualified stock options, restricted stock awards, unrestricted stock awards, or other equity awards.

Most of the stock options granted subsequent to the Merger through 2011 have generally been granted with two vesting components. 50% of the option is subject to a four-year time-based schedule, and 50% of the option is subject to performance-based criteria, which also includes the requirement that the four-year time-based vesting must be satisfied. The performance-based vesting criteria is based on the performance of the Company at the Performance Target Measurement Event (a deemed liquidation, IPO or sale of the Company), as measured by the internal rate of return performance criteria on that date as defined in the Non-Qualified Stock Option Award Agreement under the 2010 Equity Award Plan. The Performance Target Measurement Event must occur prior to the contractual term of the options in order for the options to be subject to vesting. As the performance-based vesting criteria is based on a financing or liquidity event in the future, the Company cannot determine the probability of such an event and, therefore, has recorded no compensation expense associated with the performance-based vesting component of the options through December 31, 2013. If an employee terminates prior to the occurrence of the financing or liquidity event and has not satisfied the time-based vesting criteria (same as the vesting criteria associated with the time-based portion of the options) of the performance-based portion of the options, the employee doesn’t retain the right to participate in any vesting related to the performance-based portion of the options. Employees who terminate and have satisfied any portion of the time-based vesting criteria of the performance-based portion of their options, may continue to participate in vesting of the performance-based portion of their options for which the time-based criteria has been satisfied, up and until the termination date of the options.

All stock options granted subsequent to 2011 solely vest based on a time-based vesting schedule and do not contain any performance-based vesting criteria.

The Company recognized the following stock-based compensation expense related to employees and nonemployees as noted below:

	Year Ended December 31,
	2011	2012	2013
Cost of revenue	$60	$32	$532
Research, development, and engineering	177	136	92
Sales and marketing	886	696	889
General and administrative	2,149	1,379	1,366

	$3,272	$2,243	$2,879

Employees	$3,156	$2,195	$2,664
Non-employees	116	48	215

	$3,272	$2,243	$2,879

(1)	Stock-based compensation included $1,291 related to stock option liability awards.

A summary of employee stock option plan activity during the year ended December 31, 2013 is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value(1)
Outstanding at December 31, 2012(2)	10,984	$3.14	5.88	$5,633
Granted	639	$4.50
Exercised	(920)	$1.80
Expired	(298)	$1.63
Forfeited	(583)	$3.74

Outstanding at December 31, 2013(2)	9,822	$3.37	5.62	$30,360

Vested or expected to vest:
At December 31, 2013(3)	9,719	$3.36	5.60	$30,110
Vested:
At December 31, 2013	5,939	$3.00	4.26	$20,558

(1)	Calculated using the estimated per-share fair market value of the Company’s Common Stock on December 31, 2013, which was $6.46 per share.
(2)	The total includes 2,528 and 2,341 performance-based options at December 31, 2012 and December 31, 2013, respectively.
(3)	Outstanding options, net of forfeiture rate.

The total fair value of employee stock options that vested was approximately $3,404, $2,376 and $2,034 during the years ended December 31, 2011, 2012 and 2013, respectively.

The weighted-average fair value per share of employee options granted by the Company was $1.49, $1.46 and $1.60 during the years ended December 31, 2011, 2012 and 2013, respectively. The fair value was determined by applying the Black-Scholes-Merton option pricing model, utilizing the following weighted-average assumptions:

	Year Ended December 31,
	2011	2012	2013
Expected dividend yield	0%	0%	0%
Expected volatility	31.33-33.04%	32.85-34.38%	35.42-40.00%
Risk-free interest rate	1.35-2.82%	0.92-1.04%	1.25-2.00%
Expected average life of options	6-7 years	6-7 years	7 years

A discussion of management’s methodology for developing each of the assumptions used in the valuation model follows:

Dividend Yield – The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

Risk-Free Interest Rate – This is the U.S. Treasury rate for the week of each option grant during the year that has a term that most closely resembles the expected life of the option.

Expected Life of the Option Term – This is the period of time that the options granted are expected to remain unexercised. For options granted during the years ended December 31, 2011, 2012 and 2013, the Company derived the expected life of the option based on the average midpoint between vesting and the contractual term, as the Company has little exercise history.

Expected Volatility – Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. Because the Company’s stock is privately held, the Company uses an estimated volatility based on the volatility of a number of similarly situated public companies, along with other factors deemed relevant by management.

As of December 31, 2012 and December 31, 2013, there was approximately $2,418 and $1,796, respectively of total unrecognized compensation expense (exclusive of compensation expense related to the performance-based vesting awards), less estimated forfeitures, related to nonvested employee stock options under the Company’s stock compensation plans. As of December 31, 2012 and December 31, 2013, this expense is expected to be recognized over a weighted-average period of 2.33 and 2.54 years, respectively. The expected forfeiture rate is the estimated percentage of options granted that is expected to be forfeited or canceled on an annual basis before becoming fully vested. The Company estimates the forfeiture rate based on past turnover data, with further consideration given to the class of employees to whom the options were granted. The forfeiture rate used during the years ended December 31, 2011, 2012 and 2013 was 3.1%.

There was approximately $3,453 of total unrecognized compensation expense related to the performance-based vesting component of nonvested employee stock options outstanding under the Company’s stock compensation plans as of December 31, 2013. If, prior to the option’s contractual term expiration, a financing or liquidity event occurs, that meets the performance target measurement, as defined in the Non-Qualified Stock Option Award Agreement, and the time-based vesting component is satisfied, this expense will be recognized. As of December 31, 2013, the weighted average contractual terms of the options, subject to the performance-based vesting, was 0.25 years. The intrinsic value of the options exercised during the years ended December 31, 2011, 2012 and 2013 approximated $1,008, $1,276 and $2,372, respectively.

Under the terms of our stock option awards, the Company permits employees to use vested shares to satisfy minimum income tax withholding requirements. In February 2013, the Company modified awards underlying options to purchase 916.867 shares of its common stock to permit the grantee to use vested shares to satisfy tax withholding requirements in excess of the minimum liability when the option is exercised. This modification resulted in the reclassification of the carrying value of these options to a liability, and the subsequent change in the fair value of the liability at each reporting period to be recorded as an expense. These outstanding stock options are remeasured at each reporting date and will continue to be remeasured until the earlier of their exercise or expiration. Any changes in valuation are recorded as stock based compensation expense for the period. In connection with this modification, the Company recorded an accrued liability of $1,910 on its consolidated balance sheet, and, during the year ended December 31, 2013, the Company recorded stock-based compensation expense of $1,292 related to changes in the fair value of the liability. All of the options subject to this modification expire by April 2014.

Stock Options to Nonemployees

Pursuant to the 2010 Plan, the Company has issued options to purchase shares of common stock to certain of its agents and advisors. These options generally vest over four years. The options expire seven to ten years from the date of issuance. The following is a summary of stock option activity related to agents of, and advisors to, the Company:

	Shares	Weighted- Average Exercise Price
Outstanding at December 31, 2012	227	$2.53
Exercised	(30)	$1.89
Expired	(19)	$1.63

Outstanding at December 31, 2013	178	$2.73

Vested and exercisable at December 31, 2013	126	$2.30

The Company has issued options to purchase shares of common stock to certain of its agents and advisors. These options generally vest over four years. The options expire seven to ten years from the date of issuance. The Company’s option plans related to non-employees have provided for the issuance of options to purchase 1,430 shares of common stock. The following is a summary of stock option activity related to agents of, and advisors to, the Company:

	Shares	Weighted- Average Exercise Price
Outstanding at December 31, 2012	112	$3.81
Granted	44	$3.81
Exercised	(1)	$3.81

Outstanding at December 31, 2013	155	$3.81

Vested and exercisable at December 31, 2013	39	$3.81

The fair value of options granted to agents and advisors was determined by applying the Black-Scholes-Merton option pricing model, utilizing the following weighted-average assumptions:

	Year Ended December 31,
	2011	2012	2013
Expected dividend yield	0%	0%	0%
Expected volatility	31.57-46.20%	30.79-42.81%	35.61-37.62%
Risk-free interest rate	0.12-2.50%	0.54-2.23%	0.57-3.04%
Expected average life of options	2.39 to 10 years	3.14 to 10 years	4 to 10 years

Restricted Stock Units

On May 21, 2013, the Company issued 1,400 restricted stock units (RSUs) to certain members of senior management. The period of restriction on the RSUs begins on the date of grant and continues through the earlier of the date of (i) grantee’s death, (ii) grantee’s disability or (iii) a change in control of the Company upon which the grantee will vest in the RSU. Upon vesting, each RSU will convert into one share of the Company’s Common Stock, cash equal to one share of Common stock, or some combination of cash and shares as determined by the Board of Directors or its compensation committee. No compensation expense on the grant of the RSUs will be recorded by the Company until the grantee vests in the RSU.

12.	DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan (the Contribution Plan) covering substantially all employees meeting certain eligibility requirements. Participants may elect to contribute a specified portion of their compensation to the Contribution Plan on a tax-deferred basis. The Company may make discretionary contributions to the Contribution Plan. The Company made contributions to the Plan of $140, $861 and $1,096 for the years ended December 31, 2011, 2012 and 2013, respectively.

13.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space for its corporate headquarters under a non-cancelable operating lease agreement that expires in May 2015. The lease calls for initial rent payments of approximately $78 per month subject to a 3% yearly escalation. The lease provides for various renewal periods. Additionally, K2M has entered into lease addendums to lease additional space.

The Company has also entered into a five-year operating lease for space that houses a machine shop that supports certain research, development, and operational efforts. Rents escalate at approximately 4% per year.

As of December 31, 2013, future minimum lease payments under the non-cancelable operating lease agreement are as follows:

Operating Lease Obligations
Year ending December 31:
2014	$2,075
2015	1,030
2016	299
2017	32
2018	9

Total minimum payments	$3,445

Total rent expense under non-cancelable operating lease agreements was $1,788, $1,787 and $1,766 during the years ended December 31, 2011, 2012 and 2013, respectively.

Intellectual Property

In the normal course of business, the Company enters into agreements to obtain the rights to certain intellectual property. These agreements may require an up-front payment, milestone payments, and/or royalties. Typically, the Company has certain rights to cancel these agreements with notice, without additional payments due other than the amount due at the time of cancellation. As of December 31, 2013, the aggregate amount of these future payments, assuming achievement of applicable milestones and non-cancellation, is $1,813 over a period not less than five years. Royalties ranging from 2% to 10% of net sales may be due on the sales of related products. Some of the agreements contain minimum annual royalty amounts.

In November 2011, the Company entered into an agreement to purchase certain proprietary technology which could require payments up to $13,350 should certain milestones be met, including milestones related to regulatory applications and approvals. As of December 31, 2011, $50 had been paid against this agreement which was due upon signing. During 2012 and 2013, the Company made no additional payments. Milestone payments of $500, $2,000 and $4,000 are due upon the achievement of net sales of related products of $10,000, $25,000 and $50,000, respectively. A royalty payment of 7% of net sales of related products may be due until such sales reaches $20,000. The product related to this agreement has not yet been commercialized.

14.	RELATED PARTIES

In connection with the Transaction, the Company and K2M entered into a management agreement with the major stockholder of the Company whereby the Company agreed to pay the major stockholder $75 per quarter for management services over a period of five years. The fee was increased to $125 per quarter effective with the quarter ended March 31, 2011 and increased to $263 per quarter effective with the quarter ended September 30, 2013. The Company records the quarterly payments in general and administrative expense in its consolidated statements of operations. The Company incurred $500, $500 and $775 during the years ended December 31, 2011, 2012 and 2013, respectively, under this agreement.

15.	INCOME TAXES

The following table summarizes the loss before benefit from income taxes:

	Year Ended December 31,
	2011	2012	2013
United States	$(287)	$(40,344)	$(37,884)
Foreign	(4,589)	(5,352)	(8,370)

Total	$(4,876)	$(45,696)	$(46,254)

The benefit from income taxes is as follows:

	Year Ended December 31,
	2011	2012	2013
Current:
Federal	$—	$—	$—
State	112	74	80
Foreign	—	80	71
Deferred:
Federal	(16,300)	(12,396)	(12,590)
State	(2,945)	(1,583)	(1,969)
Foreign	(850)	(1,575)	(1,681)
Change in valuation allowance	1,762	2,359	7,748

Income tax benefit	$(18,221)	$(13,041)	$(8,341)

The Company’s net deferred liability consists of the following:

	December 31,
	2012	2013
Net operating loss (NOL) carryforwards	$9,485	$13,322
Research and development and alternative minimum tax (AMT) credit carryforward	1,194	1,443
Inventory	6,308	6,481
Stock-based compensation	2,467	3,254
Intellectual property agreements	3,773	4,303
Other deferred temporary differences	3,009	2,989
Intangible assets	(33,218)	(22,534)
Valuation allowance	(6,770)	(14,518)

Net deferred tax liability	$(13,752)	$(5,260)

Approximately $4,047 of the NOL carryforward of $13,322 is related to operations outside the United States and does not expire. The remaining NOL starts to expire in 2030. Tax credit carryforwards of $1,443 begin to expire in 2027. Under Section 382 of the Internal Revenue Code of 1986, as amended (IRC), certain significant changes in ownership may restrict the future utilization of our tax loss carry forwards and tax credit carry forwards.

The following table summarizes a reconciliation of the U.S. statutory federal income tax rate to the Company’s effective tax rate, as a percentage of loss before income tax benefit for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Federal tax at statutory rates	34.0%	34.0%	34.0%
State taxes, net of federal benefit	26.3	2.3	2.3
Tax credits	7.2	—	0.5
Permanent difference	346.1	0.1	0.1
Foreign income taxes	(11.9)	(1.0)	(1.8)
Change in valuation allowance	(36.1)	(5.3)	(16.8)
Tax rate adjustment and other	8.2	(1.6)	(0.3)

Income tax benefit	373.8%	28.5%	18.0%

The permanent difference in 2011 is primarily related to the reduction to the contingent consideration liability that was recorded as part of the Transaction.

The following reflects a rollforward of the deferred tax asset valuation allowance for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Beginning	$(2,649)	$(4,411)	$(6,770)
Increase to allowance	(1,762)	(2,359)	(7,748)
Decrease to allowance	—	—	—

Ending	$(4,411)	$(6,770)	$(14,518)

The Company is subject to income taxes in the United States and certain foreign jurisdictions. Significant judgment is required in determining the consolidated provision for income taxes and recording the related deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain.

As of December 31, 2012 and 2013, the Company had no uncertain tax positions. The Company’s returns are not currently under examination by the Internal Revenue Service or other taxing authorities. The Company is subject to income tax examinations for its U.S federal tax returns and foreign examinations for years 2010 and subsequent; and U.S., state and local returns for years 2009 and subsequent. Although the Company believes that the estimates and assumptions supporting its tax positions are reasonable, the final determination of tax audits and any related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities. Based on the results of an audit or litigation, there could be a material effect on the Company’s benefit from income taxes, net loss, or cash flows in the period or periods for which that determination is made.

16.	NET LOSS PER SHARE

The following table sets for the computation of basic and diluted loss per share attributable to the Company’s common stockholders:

	Year Ended December 31,
	2011	2012	2013
Net loss per common share:
Net income (loss)	$13,345	$(32,655)	$(37,913)
Less: accretion or write-up of Series A Preferred and Series B Preferred	(13,773)	(9,954)	(19,439)

Net loss attributable to common stockholders	$(428)	$(42,609)	$(57,352)

Basic and diluted loss per common share
Basic and diluted weighted average common shares outstanding	52,912	53,269	54,040

Basic and diluted loss per common share	$(0.01)	$(0.80)	$(1.06)

Diluted loss per share for the years ended December 31, 2011, 2012 and 2013 does not reflect the following potential common shares, as the effect would be antidilutive:

	Year Ended December 31,
	2011	2012	2013
Series A Preferred and Series B Preferred	9,876	10,514	13,552
Stock options	12,040	11,323	10,155
Restricted stock units	—	—	1,400

17.	SEGMENT AND GEOGRAPHICAL CONCENTRATION

Operating segments are defined as components of an enterprise for which separate discrete financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company globally manages the business within one reporting segment. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. Products are sold principally in the United States. International revenue represented 29% of total revenue for the year ended December 31, 2013; however, revenue earned in any individual foreign country is below 10% of the Company’s consolidated revenue.

The following table represents total revenue by geographic area, based on the location of the customer:

	Year Ended December 31,
	2011	2012	2013
United States	$88,820	$99,845	$111,772
International	29,185	35,300	45,812

Total	$118,005	$135,145	$157,584

The Company classifies sales within the United States into three categories: complex spine pathologies, minimally invasive procedures and degenerative and other conditions. A significant portion of the

Company’s international revenue is derived from the Company’s distributor partners who do not report their product usage by procedure category to the Company. These sales transactions are settled when the Company ships the product to the agent. This prevents the Company from providing a specific breakdown of our international sales among our procedure categories. The following table represents revenue by product category:

	Year Ended December 31,
	2011	2012	2013
Complex spine	$36,198	$37,792	$40,505
Minimally invasive	16,420	21,671	24,340
Degenerative	36,202	40,382	46,927

	88,820	99,845	111,772
International	29,185	35,300	45,812

Total	$118,005	$135,145	$157,584

The following table represents long-lived assets (1) by geographic area:

	December 31,
	2012	2013
United States	$10,040	$15,454
International	1,638	2,795

Total	$11,678	$18,249

(1)	Long-lived assets includes property and equipment and surgical instruments included in other assets.

18.	RECENT ACCOUNTING PRONOUNCEMENTS

The Company qualifies as an “emerging growth company” (EGC) pursuant to the provisions of the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, (the EGC extension). Accordingly, so long as the Company continues to qualify as an EGC, it will not have to adopt or comply with new accounting standards until compliance of such standard is required by a non-issuer.

In February 2013, the FASB issued guidance requiring new disclosures on items reclassified from AOCI. Companies will be required to disclose, in a single location, amounts reclassified from each component of AOCI based on its source and the statement of operations line items affected by the reclassification. The Company’s only component of AOCI is from foreign currency translation adjustments. To the extent there are such reclassifications, we plan to present such disclosure in a note to the consolidated financial statements. For public entities that do not qualify for the EGC extension, the new guidance is effective prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2012. For EGCs including the Company and non-public issuers, the guidance is effective prospectively for annual reporting periods beginning after December 15, 2013. The Company does not anticipate that this disclosure requirement will have a material impact on its consolidated financial statements.

In March 2013, the FASB issued guidance clarifying the accounting for the release of cumulative translation adjustment into net income when a parent either sells part or all of its investment in a foreign entity or no longer holds a controlling interest in a subsidiary or group of asset that is a nonprofit or a business within a foreign entity. For public entities that do not qualify for the EGC extension, the new guidance is effective prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013. For EGCs including the Company and non-public issuers, the guidance is effective prospectively for the first annual period beginning after December 15, 2014, and interim and annual periods thereafter. Early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations or cash flows.

In July 2013, the FASB issued guidance which permits an entity to designate the Federal Funds Rate (the interest rate at which depository institutions lend balances to each other overnight) as a benchmark interest rate for fair value and cash flow hedges. Prior to this guidance, only interest rates on direct treasury obligations of the U.S. Government and the LIBOR were considered benchmark interest rates in the U.S. This guidance is effective immediately, and can be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013 for all companies. The Company has not entered into any cash flow or fair value hedges and as a result does not expect this guidance to have a material impact on our financial condition, results of operations, or cash flows.

In July 2013, the FASB issued new guidance on the financial statement presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. For public entities that do not qualify for the EGC extension, the guidance was effective for fiscal years and interim periods within those years, beginning after December 15, 2013 and may be applied retrospectively. EGCs including the Company and non-public issuers will be required to comply with the guidance on a prospective basis in the first quarter of 2015. Early adoption is permitted. Although adoption of this new guidance may impact how such items are classified on the Company’s balance sheets, such change is not expected to be material. There will be no changes in the presentations of the Company’s other financial statements.

19.	SUBSEQUENT EVENTS

In January and March 2014, the Company issued a total of 294.300 shares of its common stock to certain existing stockholders at $7.84 per share for proceeds of $2,307. In addition, K2M Holdings, Inc. issued these stockholders notes with an aggregate principal amount of $16,942 and bearing interest at 10% for cash consideration of $14,634 with terms similar to the 2012 and 2013 Notes.

The Company has evaluated subsequent events through March 13, 2014, which is the date the Company issued its consolidated financial statements for the year ended December 31, 2013. With the exception of the items listed above, there are no subsequent events for disclosure.

                      Shares

K2M GROUP HOLDINGS, INC.

Common Stock

PROSPECTUS

Until             , 2014 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Barclays

Wells Fargo Securities

William Blair

Cowen and Company

            , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than the underwriting discount). All of such expenses are estimates, except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority Inc. (“FINRA”) filing fee and the NASDAQ listing fee.

SEC registration fee	$12,880
FINRA filing fee	15,500
NASDAQ listing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	*

*To	be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the Board of Directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors and the selling stockholders, and by us and the selling stockholders of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent	Sales of Unregistered Securities

The information presented in this Item 15 does not give effect to the     -for-     reverse stock split that we intend to effectuate prior to this offering.

Between January 1, 2011 and December 31, 2013, we granted stock options under the K2M Group Holdings, Inc. 2010 Equity Award Plan to purchase an aggregate of 7,727,818 shares of our common stock at exercise prices ranging between $3.81 and $4.79 to a total of 348 employees, directors and consultants. Of these, stock options to purchase an aggregate of 1,482,945 shares have been cancelled without being exercised, 2,177,819 have been exercised and 10,155,258 remain outstanding.

Since January 1, 2011, we issued and sold an aggregate of 995,856 shares of our common stock to employees, directors and consultants at exercise prices ranging between $0.66 and $3.81 upon the exercise of stock options granted under the Amended and Restated K2M, Inc. 2006 Stock Option and Grant Plan, the K2M Group Holdings, Inc. 2010 Equity Award Plan and the K2M Group Holdings, Inc. 2010 Independent Agent Stock Option Plan. Of these, none have been repurchased and all shares remain outstanding.

In September 2013, we granted Messrs. Major and Cole 300,000 and 100,000 restricted stock units, respectively, which vest on the earlier to occur of the named executive officer’s death, “disability” or a “change of control” (as such terms are defined in the restricted stock award agreement), however, any unvested restricted stock units will be forfeited upon any other termination of employment.

During June 2012, we executed a securities purchase agreement and a note agreement with certain existing shareholders. Pursuant to the securities purchase agreement, the existing shareholders agreed to purchase 60,973 shares of our common stock from us at $4.04 per share. Pursuant to the note agreement, we issued notes with an aggregate principal amount of $5.3 million at a discount for cash consideration of $4.7 million. These Shareholder Notes bear interest at 10.0% per annum, if paid in cash, or 13.0% per annum, if paid in kind, payable semi-annually in arrears on December 31 and June 30 of each year beginning on December 31, 2012.

In May and June 2013, we executed securities purchase agreements and note agreements with certain existing stockholders. Pursuant to such securities purchase agreements, such existing shareholders agreed to purchase 306,751 shares of our common stock from us at $4.42 per share, resulting in cash proceeds of $1.4 million. Pursuant to the note agreements, we issued notes to such stockholders in an aggregate principal amount of $11.2 million at a discount for cash consideration of $9.9 million. These Shareholder Notes bear interest at 10.0% per annum, if paid in cash, or 13.0% per annum, if paid in kind, payable semi-annually in arrears on December 31 and June 30 of each year.

In November and December 2013, we executed securities purchase agreements and note agreements with certain existing stockholders. Pursuant to such securities purchase agreements, such existing shareholders agreed to purchase 139,599 shares of our common stock from us at $5.24 per share, resulting in cash proceeds of $0.7 million. Pursuant to the note agreements, we issued notes to such stockholders in an aggregate principal amount of $5.7 million at a discount for cash consideration of $5.0 million. These Shareholder Notes bear interest at 10.0% per annum, if paid in cash, or 13.0% per annum, if paid in kind, payable semi-annually in arrears on June 30 and December 31 of each year.

In January and March 2014, we executed securities purchase agreements and note agreements with certain existing stockholders. Pursuant to such securities purchase agreements, such existing stockholders agreed to purchase 294,300 shares of our common stock from us at $7.84 per share, resulting in cash proceeds of $2.3 million. Pursuant to the note agreements, we issued notes to such stockholders in an aggregate principal amount of $16.9 million at a discount for cash consideration of $14.6 million.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

Item	16. Exhibits and Financial Statement Schedules

(a) Exhibits.    See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.    Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Leesburg, Virginia, on March 13, 2014.

K2M GROUP HOLDINGS, INC.

By:	/s/ Eric D. Major
Name: Eric D. Major
Title: President and Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of K2M Group Holdings, Inc. hereby constitute and appoint Eric D. Major and Gregory S. Cole and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities indicated on March 13, 2014.

Signature	Capacity

/s/ Eric D. Major	President and Chief Executive Officer and Director (Principal Executive Officer)
Eric D. Major

/s/ Gregory S. Cole	Chief Financial Officer (Principal Financial and Accounting Officer)
Gregory S. Cole

/s/ Dr. John P. Kostuik	Chief Medical Officer and Director
Dr. John P. Kostuik

/s/ Paul B. Queally	Director
Paul B. Queally

/s/ Sean M. Traynor	Director
Sean M. Traynor

/s/ Daniel A. Pelak	Chairman
Daniel A. Pelak

/s/ Carlos A. Ferrer	Director
Carlos A. Ferrer

/s/ Raymond A. Ranelli	Director
Raymond A. Ranelli

/s/ Brett P. Brodnax	Director
Brett P. Brodnax

EXHIBITS INDEX

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

2.1	*	Agreement and Plan of Merger, dated as of July 2, 2010, by and among K2M Group Holdings, Inc. (formerly known as Altitude Group Holdings, Inc.), Altitude Merger Sub, Inc., K2M, Inc., and the Stockholders’ Committee

2.2	*	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 12, 2010, by and among K2M Group Holdings, Inc. (formerly known as Altitude Group Holdings, Inc.), Altitude Merger Sub, Inc., K2M, Inc., and the Stockholders’ Committee

3.1	*	Form of Amended and Restated Certificate of Incorporation of K2M Group Holdings, Inc.

3.2	*	Form of Amended and Restated Bylaws of K2M Group Holdings, Inc.

5.1	*	Opinion of Simpson Thacher & Bartlett LLP

10.1	*	Credit Agreement, dated as of October 29, 2012, among K2M Holdings, Inc., as a Guarantor, K2M, Inc. and K2M UK Limited, jointly and severally as Borrowers, the Guarantors from time to time parties thereto, the several lenders from time to time party thereto and Silicon Valley Bank, as Administrative Agent, Issuing Lender and Swingline Lender

10.2	*	Waiver and Amendment to Credit Agreement entered into as of May 20, 2013 by and among K2M Holdings, Inc., K2M, Inc. and K2M UK Limited, as borrowers, the several banks and other financial institutions or entities party thereto, Silicon Valley Bank, as the Issuing Lender and the Swingline Lender, and Silicon Valley Bank, as administrative agent and collateral agent for the lenders

10.3	*	Second Amendment to Credit Agreement entered into as of February 26, 2014, by and among K2M Holdings, Inc., K2M, Inc. and K2M UK Limited, as borrowers, the several banks and other financial institutions or entities party thereto, Silicon Valley Bank, as the Issuing Lender and the Swingline Lender, and Silicon Valley Bank, as administrative agent and collateral agent for the lenders

10.4	*	Guarantee and Collateral Agreement, dated as of October 29, 2012, made by K2M Holdings, Inc., K2M, Inc. and the other Grantors referred to herein in favor of Silicon Valley Bank, as Administrative Agent

10.5	*	Export Import Bank Credit Agreement, dated as of October 29, 2012, among K2M Holdings, Inc., as a Guarantor, the other Guarantors from time to time parties hereto, K2M Inc., as the Borrower, the several Exim Lenders from time to time parties hereto, and Silicon Valley Bank, as Administrative Agent

10.6	*	Guarantee and Collateral Agreement for Export Import Bank Credit Facility, dated as of October 29, 2012, made by K2M Holdings, Inc., K2M, Inc. and the other Grantors referred to herein in favor of Silicon Valley Bank, as Administrative Agent

10.7	*†	Employment Agreement, effective as of August 12, 2010, by and between K2M, Inc. and Eric Major

10.8	*†	Amendment, dated as of January 20, 2014, to Employment Agreement, effective as of August 12, 2010, by and between K2M, Inc. and Eric Major

10.9	*†	Employment Agreement, effective as of August 12, 2010, by and between K2M, Inc. and Gregory Cole

10.10	*†	Amendment, dated as of January 20, 2014, to Employment Agreement, effective as of August 12, 2010, by and between K2M, Inc. and Gregory Cole

Exhibit Number		Description

10.11	*†	Employment Agreement, effective as of August 12, 2010, by and between K2M, Inc. and Dr. John Kostuik

10.12	*†	Amendment, dated as of March 10, 2014, to Employment Agreement, effective as of August 12, 2010, by and between K2M, Inc. and Dr. John Kostuik

10.13	*†	Amended and Restated K2M, Inc. 2006 Stock Option and Grant Plan

10.14	*†	K2M Group Holdings, Inc. 2010 Equity Award Plan

10.15	*†	K2M Group Holdings, Inc. 2014 Employee Stock Purchase Plan

10.16	*†	K2M, Inc. Omnibus Incentive Plan

10.17	*	K2M Group Holdings, Inc. 2010 Independent Agent Stock Option Plan

10.18	*	Lease Agreement, dated as of May 12, 2004, by and between RiverAir, LC and K2 Medical, LLC, as amended, in respect of the building located at 751 Miller Drive SE, Leesburg, Virginia 20175

10.19	*	Amended and Restated Resources Group Management Services Agreement, dated as of August 8, 2013, by and among K2M Group Holdings, Inc., K2M Holdings, Inc., K2M, Inc. and WCAS Management Corporation

10.20	*	Exclusive License Agreement, dated as of September 2, 2004, by and between Spinal LLC and K2M, LLC

10.21	*	Amendment to Exclusive License Agreement, entered into as of February 17, 2010, by and between Spinal LLC and K2M, LLC

10.22	*	Asset Purchase Agreement, made and entered into as of November 21, 2011, by and between K2M, Inc. and Nexgen Spine, Inc.

10.23	*	Royalty Agreement, made and effective as of April 1, 2007, between K2M, Inc. and Josef Gorek, M.D.

10.24	*	Assignment and Earn-Out Agreement, made and entered into as of March 8, 2004, by and between K2 Medical, LLC, as assignee, and Fastenix, LLC, Third Millenium Engineering, LLC, J7 Summit Medical Group, LLC, Techsys Medical, LLC, Bones Consulting, LLC and Josef Gorek

10.25	*	License Agreement, dated as of May 19/June 12, 2006, between Prof. Dr. Dietmar Wolter and K2M, LLC

10.26	*	Additional Agreement to License Agreement, dated as of May 19/June 12, 2006, between Prof. Dr. Dietmar Wolter and K2M, LLC

10.27	*	Addendum, dated as of February 22, 2008, to the License Agreement dated as of May 19/June 12, 2006 and the Additional Agreement to License Agreement dated as of May 19/June 12, 2006, between Prof. Dr. Dietmar Wolter and K2M, LLC

10.28	*	Asset Purchase and Earn Out Agreement, made and entered into as of February 12, 2010, by and between K2M, Inc. and John Carbone, MD

10.29	*	First Amendment to Asset Purchase and Earn Out Agreement, made and entered into as of June 15, 2012, by and between K2M, Inc. and John Carbone, MD

21.1	*	List of Subsidiaries

23.1		Consent of Ernst & Young LLP

23.2	*	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 5.1)

23.3		Consent of iData Research, Inc.

24.1		Power of Attorney (included in the signature page to this Registration Statement)

*	To be filed by amendment.
†	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.